2001 ANNUAL REPORT

# Florida East Coast
INDUSTRIES
INC.


1.8%
1.0%
0.9%
0.8%
1.5%
1.0%
0.5%
0%
'90-'95
'95-'00
'00-'05

POPULATION PERCENT GROWTH RATE
FLORIDA
UNITED STATES

## COMPANY STRUCTURE

FLAGLER
DEVELOPMENT COMPANY

## FECI: COMPANY PROFILE

TRANSPORTATION—**Florida East Coast Railway, L.L.C. (FECR) and Florida Express Carriers, Inc. (FLX)** FECR exclusively operates a 351-mile rail corridor between Jacksonville and Miami, serving densely populated coastal areas of Florida. It is the only rail-service provider to the ports of Palm Beach, Port Everglades (Ft. Lauderdale) and Miami. FLX is a common and contract motor carrier with operations focused on the Southeast, particularly in conjunction with FECR's rail service. Together, these companies' operations are allied to offer complete transportation solutions to and from Florida.

REAL ESTATE—**Flagler Development Company (Flagler)** Flagler develops, owns, and manages commercial and industrial properties primarily in Jacksonville, Orlando, Ft. Lauderdale and Miami. At the end of 2001, Flagler had 7.2 million square feet of commercial/industrial space, including 638,000 square feet in a joint venture with Duke Realty Corporation. In addition to these properties, Flagler has approximately 939 acres of land with entitlements to build 13.6 million square feet of office and industrial space and 13,400 acres of strategically located developable land.

TELECOMMUNICATIONS—**EPIK Communications Incorporated (EPIK)** EPIK is a leading broadband carriers' carrier in the Southeastern United States. Its 1,850 mile fiber network features an IP-on-Wave OC-192 (10Gbps) backbone. The network serves 12 major metropolitan areas, including Atlanta, Jacksonville, Orlando, Tampa and Miami; EPIK also offers 400 route miles of fiber "metro rings" in these five cities and its express rings connect the major international cable landings in South Florida. EPIK provides wholesale services, including bandwidth (private line), wavelength, Internet Protocol (IP), Synchronous Digital Hierarchy (SDH) and Ethernet transport services, to long distance, international, and wireless carriers, Internet Service Providers (ISPs) and Competitive Local Exchange Carriers (CLECs).



## FECI: FINANCIAL HIGHLIGHTS

### FECI: KEY FINANCIAL PERFORMANCE MEASURES*

| (dollars in thousands except interchanged units; unaudited) | Year Ended December 31 2001 | 2000 | 1999 |
|---|---|---|---|
| **Transportation** | | | |
| FECR Revenues[1] | **173,354** | 176,896 | 173,952 |
| FECR EBITDA[2] | **72,077** | 74,091 | 64,819 |
| FLX/FECR Interchanged Units (Thousands) | **15.3** | 15.7 | 13.9 |
| **Realty** | | | |
| Rental and Service Revenues | **63,034** | 54,196 | 48,179 |
| EBITDA from Operating Property Rents | **42,014** | 36,279 | 32,391 |
| Building and Land Sales | **20,233** | 15,692 | 77,608 |
| **Telecommunications** | | | |
| EPIK Revenues | **11,504** | 3,393 | 160 |
| EPIK EBITDA | **(146,531)**[3] | (18,649) | (3,120) |
| **Consolidated Income Summary** | | | |
| Operating Revenues | **298,843** | 276,276 | 323,887 |
| Operating Profit (Loss) | **(98,314)**[3] | 35,184 | 61,024 |
| Net Income (Loss) | **(61,386)** | 25,758 | 40,779 |

### CONSOLIDATED BALANCE SHEET SUMMARY

| (dollars in thousands) | Year Ended December 31 2001 | 2000 | 1999 |
|---|---|---|---|
| **Assets** | | | |
| Current Assets | **81,661** | 78,324 | 99,251 |
| Properties, Less Accumulated Depreciation | **1,064,899** | 989,283 | 742,176 |
| Other Assets | **54,110** | 43,931 | 69,451 |
| **Total Assets** | **1,200,670** | 1,111,538 | 910,878 |
| **Liabilities and Shareholders' Equity** | | | |
| Short-Term Debt | **2,457** | — | — |
| Other Current Liabilities | **76,935** | 94,863 | 41,369 |
| Long-Term Debt | **282,784** | 88,000 | — |
| Other Long-Term Liabilities | **154,325** | 180,571 | 145,068 |
| Shareholders' Equity | **684,169** | 748,104 | 724,441 |
| **Total Liabilities and Shareholders' Equity** | **1,200,670** | 1,111,538 | 910,878 |

* Certain financial measures contained in this table are not intended to replace measures determined from generally accepted accounting principles but should be read in conjunction with information contained in the audited financial statements included in the annual report on Form 10-K

(1) Includes FECR right-of-way lease revenues ($6,666, $6,984, and $5,271 in 2001, 2000, and 1999, respectively) and land sale revenues ($2,303, $1,815, and $803, respectively), as well as Railway segment operating revenues.

(2) Includes EBITDA from FECR right-of-way leases, other rental, other land sales and other income, totaling $14,415, $15,810, and $10,319 in 2001, 2000, and 1999, respectively, plus EBITDA from Railway segment operating revenues.

(3) Includes EPIK restructuring costs and asset impairment charges of $110,209, before taxes.


$54,500(1)
$58,281(1)
$57,662(1)
40,000
20,000
0
'99
'00
'01
FECR RAILWAY EBITDA
(in thousands)
(1) From rail segment operations only
13
12
6
0
'99
'00
'01
FLX INTERCHANGED UNITS WITH FECR
(in thousands)
$29,011
20,000
10,000
0
'99
'00
'01
FLX OPERATING REVENUES
(in thousands)

## FECI: CHAIRMAN'S MESSAGE

In 2001 our railway and real estate businesses turned in outstanding performances, despite the challenge of a slow economy. This outcome is the result of our efforts over the past few years to improve operations and invest in growth. Our telecommunications business completed its network construction in 2001, but faced lower than anticipated demand. Accordingly, we restructured this business to reduce its expenses and capital needs.

We face the future from a position of strength. Our mature businesses provide substantial and growing cash flow. Our location allows us to benefit from Florida's growth. And we are well positioned to realize and add to the value of our rich asset base.

### TRANSPORTATION

RAIL—In 2001, the Railway reported its second most profitable year, second only to 2000. Although revenue was down by 2.5%, the Railway achieved a 74.4% operating ratio, among the best in North America, and FECR's EBITDA was stable at approximately $72 million, including the benefit of right-of-way leases and other ancillary income of over $14 million.

In addition to operating efficiently in a challenging environment, the Railway registered important accomplishments which will add to long-term value:

- It completed an arrangement with Amtrak, which ultimately could provide significant public benefit as well as an additional stream of earnings for the Railway by putting its strategically located freight corridor to an additional use (i.e. passenger transportation).
- The Railway deployed remote control locomotives in yards. This technology offers productivity savings while improving what was already one of the industry's best safety records.
- Working in close cooperation with public officials, the Railway attracted significant customers with real growth potential, including Tropicana Products, Inc. and ConAgra Foods, Inc.
- As a part of our effort to improve flows of intermodal traffic, the Railway and our trucking subsidiary, Florida Express Carriers, initiated the "Hurricane" train service from Atlanta to Miami in cooperation with Norfolk Southern to provide expedited intermodal service in this busy and growing southeast corridor. This service is one element of a joint rail/truck intermodal effort directed by seasoned sales and marketing talent who are seizing opportunities to attract more truck traffic to the Railway.
- The Railway's strategic location allows it to generate substantial "other income" from non-freight uses of the right-of-way. Since 1998 this other income has increased by 87%, and totaled $14.4 million in 2001.

TRUCKING—Florida Express Carriers (FLX), in common with other truckload carriers, encountered the most difficult business climate in many years and incurred a loss in 2001. But even as general truckload freight volumes were deeply impacted by a substantial inventory adjustment in the economy, FLX kept its interchange loads delivered to the Railway at a stable level compared with the year 2000 and grew its own top line by 14%. We participate in the trucking business because the Railway



*Our company has extraordinary opportunities. The rail corridor connects every major growth market on the east coast of Florida and our strategic assets in transportation, real estate and telecommunications in that region provide us with excellent opportunities for further growth in value.*

*Robert W. Anestis*
*Chairman, President and CEO*

receives 40% of its revenue (twice the national percentage) from intermodal traffic, and the ability to be truck competitive is a key to profitability and growth. The 15,000 plus loads delivered by FLX to the Railway provided more than $5.3 million in incremental revenues to the Railway in 2001, and our goal is to significantly improve that in 2002.

### REAL ESTATE

Although the climate for commercial real estate was affected by the general economic slowdown, Flagler Development showed real resourcefulness and economic strength in 2001. Facilitated by our spin-off from The St. Joe Company in 2000, Flagler Development's management delivered record results despite soft industry demand. In 2001, rental and services revenue increased 16% to $63 million and EBITDA from operating property rents also increased 16% to $42 million. In addition, continuing our effort to monetize non-core real estate assets, Flagler sold $20 million of surplus property.

In response to the slower economy, Flagler deferred speculative construction of buildings in 2001. Even with this reduced development stream and a continued emphasis on build-to-suit opportunities, we anticipate revenue growth in 2002, and continued improvement in EBITDA from operating property rents, although, in both cases, at more moderate levels than in 2001. With its financial and management strength and its wealth of well-located entitled land, Flagler can respond quickly to improvements in market demand.

In addition to turning in solid operating results and cash flows, Flagler undertook a number of initiatives which continue to improve the value of and returns on the Company's extensive real estate portfolio:

- Flagler completed an exchange of land for additional acreage with entitlements which will allow us to complete nearly one million square feet of additional office space at our Gran Park Jacksonville development.
- Flagler entered into an agreement with Baptist Hospital for its purchase of land at Gran Park Jacksonville for a new hospital. This project will be the anchor for accelerated development. In 2002, construction of an interchange at I-95 will move Gran Park Jacksonville into an era of significant growth and enhancement in value.
- Utilizing a tax free "roll over," Flagler purchased, on advantageous terms, a 41 acre parcel in Sunrise, Florida with entitlements for 823,000 square feet of office space in an area of significant growth and opportunity in South Florida.
- Flagler put in place $247 million of long-term non-recourse mortgage financing at favorable rates. This financing is low cost and allows us to comfortably leverage returns in our real estate business.

### TELECOMMUNICATIONS

2001 presented challenges throughout the telecommunications industry. Many participants in this business were denied access to capital and therefore were unable to complete facilities required to operate. Although this difficult environment severely affected EPIK's revenue, EPIK completed construction of its Southeast telecommunications network and adjusted its operating plan to seize opportunity when economic recovery stimulates demand.

*FECI Executive management team left to right: (seated) Robert W. Anestis, Chairman, President and Chief Executive Officer, Robert F. MacSwain, Vice Chairman; (standing) Heidi J. Eddins, Executive Vice President, General Counsel and Corporate Secretary; John D. McPherson, Executive Vice President, President Florida East Coast Railway, L.L.C.; Richard G. Smith, Executive Vice President and Chief Financial Officer.*



## FECI: CHAIRMAN'S MESSAGE (CONT.)

In November of 2001, we restructured EPIK and put in place a new plan which focuses EPIK on growing revenues from its existing lit Southeast Network while curtailing other initiatives. EPIK's state-of-the-art physical plant now reaches from Atlanta to Miami, comprising 1,850 lit route miles as well as 403 miles of metro fiber.

The troubled state of the telecommunications industry rendered many of EPIK's customers unable to meet their contractual commitments to EPIK. As a result, even though EPIK's revenues increased substantially, from $3.4 million in 2000 to $11.5 million in 2001, revenues did not meet our expectations. To address reduced expectations and changed market conditions, EPIK was restructured to reduce its ongoing expense and capital needs. This entailed a cash charge of $12.1 million before taxes and a non-cash write down of $98.1 million before taxes for assets not required to operate the lit Southeast Network, primarily dark fiber and collocation space. EPIK is now tightly focused on its Southeast Network and controlling expenses. Future capital expenditures will be tied to clear revenue opportunities.

With the benefit of consolidating EPIK for tax purposes, we can operate EPIK, even in the depressed current telecommunications environment, with a very modest after-tax cash cost. We have focused the organization on seeking opportunities in the wireless segment and on connectivity for international Internet traffic such as from Latin America to Miami.

EPIK's state-of-the-art physical plant is a strategic asset which gives carrier customers an option to quickly meet their end-user demands in a capital constrained market. In 2002, we will seek opportunities to exploit EPIK's strategic advantages using its existing assets.

### Stock Price

In 2001, our stock clearly was impacted by the downturn in the telecom sector. Our decisive moves at EPIK have been judged favorably, and focus is once again on realizing the true value of our core transportation and real estate assets and positioning EPIK to provide opportunities to enhance shareholder value.

### Looking Forward

Our Company has extraordinary opportunities. The rail corridor connects every major growth market on the east coast of Florida and our strategic assets in transportation, real estate and telecommunications in that region provide us with excellent opportunities for further growth in value.

We look to 2002 in anticipation of economic recovery and successful efforts to improve performance in our businesses. In addition to better operating performance, we will continue our initiatives to create and liberate value for our shareholders from our rich asset base.

In our transportation business, our principal mission in 2002 will be to improve our intermodal volumes and top line growth. We will do that by continuing the partnership between the Railway and FLX and by exploiting opportunities with connecting carriers to make better use of the Railway's excellent physical location. We will seek industrial development opportunities which will locate new customers on our lines as we continue to share in the growth that comes from Florida's favorable demographics.


$60,000
40,000
20,000
0
$48,179
$54,196
$63,034
'99
'00
'01

FLAGLER RENTAL & SERVICE REVENUES (in thousands)


$40,000
30,000
20,000
10,000
0
$32,391
$36,279
$42,014
'99
'00
'01

FLAGLER EBITDA OPERATING PROPERTIES RENTS (in thousands)


1,500
1,000
500
0
1,500
'00
'01

EPIK LIT FIBER NETWORK (route miles)

FLX's mission is to improve the intermodal interchange with the railroad in Atlanta, Jacksonville and Miami. With signs that the "inflection point" may be visible in the truck-load carrier market, FLX also has the mission to become profitable in its own right in the second half of the year.

In 2002, Flagler Development will begin the infrastructure development which will allow the true value of its Gran Park Jacksonville development to be realized. And Flagler, from its position of strength, will seek opportunities to enter new markets or accomplish transactions if those can be done on favorable terms. It is poised to accelerate investment when the economy improves.

EPIK is seeking to grow its revenues, having now completed construction of its telecommunications network. EPIK will continue to exert close cost controls, especially since the telecommunications industry outlook remains uncertain. We may see industry consolidation in telecommunications, and we will be vigilant for opportunities which serve our shareholders' interest and which will place EPIK onto a sound and self-financing long-term footing.

While each of our operating companies builds value by executing solidly against its business plan and seeking opportunities to work with its existing core assets, we will also be looking for opportunities to trim substantial non-core assets. For example, the Railway continues to own a number of properties which were formerly integral to its rail operations but which are, or can become, surplus. We have been actively managing these for development and/or disposition and we anticipate monetizing significant value for shareholders from this type of surplus property in 2002 and subsequent years.

Similarly, Flagler Development also controls extensive land holdings that go beyond the core entitled acreage required to provide the base for its current and future development business. We have sold approximately $36 million of this non-core real estate in the last two years and we anticipate that significant dispositions will continue in 2002 and later years.

Our strategic rail corridor, which connects all the major cities on the east coast of Florida, provides potential for alternative uses in addition to its use as a freight corridor. We are actively exploring these possibilities. Although this cannot be done in a single year, there are examples in California and elsewhere which suggest that as South Florida becomes more congested, our strategic corridor should provide value to the public as well as to our shareholders. We actively seek these alternative uses.

## CONCLUSION

We enter 2002 focused on realizing the value of the assets controlled by FECI and we will bring all of our energy to that task. We appreciate the counsel of our Board of Directors and the dedication of all employees of FECI and its affiliates in this effort, and on behalf of all of them I would like to extend our thanks to our customers and our shareholders for their support.

**Robert W. Anestis**
Chairman, President and CEO


410
Florida East Coast
Tropicana
Tropicana
Tropicana

Case

FECI: FLAGLER DEVELOPMENT COMPANY

**Beacon Station Business Park,** *Miami, Florida*

This 800-acre land holding was considered remote when acquired in the mid 1970's, but it was a perfect long-term opportunity. Since 1988, Beacon Station has become South Florida's largest and most successful industrial park. It demonstrates Flagler's ability to identify market potential, secure strategic holdings, and create high-return properties.

- Direct interchange access to Florida Turnpike
- Located northwest of Miami International Airport, with immediate access to Interstates 75 and 95, and the Ports of Miami and Ft. Lauderdale
- 3.4 million square feet currently developed
- Pre-development underway for two projects totaling 361,000 square feet
- 4 million square feet of additional development planned
- Approximately 535 adjacent acres owned for future development

**Gran Park at Jacksonville,** *Jacksonville, Florida*

This corporate park's most exciting years are about to be realized. The 934-acre property, acquired in the mid 1960s, is strategically located at the center of Jacksonville's highest growth area—the Southern Corridor. As development takes place around its borders, Gran Park is perfectly positioned to attract corporate tenants for their headquarters, regional offices and technical/service support operations.

- Direct interchange access to I-95 planned through a new interchange at Old St. Augustine Road, with immediate access to U.S. 1
- 773,000 square feet currently developed in 7 buildings
- 3.6 million square feet of additional development planned on approximately 390 undeveloped usable acres

### Attracting Economic Development to Florida

FECR works with local governments and landowners to help locate sites and facilities near the rail system. This provides regional economic benefits and gives the Railway an opportunity to expand its strong customer base. FECR began direct rail service in July 2001 to the new Tropicana Products, Inc., processing center in Ft. Pierce, Florida. The innovative solution, jointly designed by FECR and Tropicana, allows juice products to be shipped in specially designed railcars to the Northeast within 48 hours. Expansion of the distribution relationship is set to begin later in 2002, allowing Tropicana to penetrate additional U.S. markets more quickly.

Rail service is expected to begin in 2002 to ConAgra Foods, Inc. and Gold Coast Beverage Distributors' facilities in St. Johns County and South Florida, respectively. The location of both facilities was the result of economic incentives and FECR's ability to design flexible and customizable solutions to move freight quickly and cost effectively. The railroad plans to continue leveraging its efficient scheduled service, which is essential for time-sensitive freight, and its available land along the railway to site new facilities.

# Studies


Beacon Station
DORAL COUNTRY CLUB COMMUNITY
FLORIDA TURNPIKE
Beacon Station Phase II
Beacon Station Phase I
GRAN PARK BOULEVARD
GRAN PARK BOULEVARD
F.E.C. RAILWAY
US 27 (OKEECHOBEE ROAD)


Gran Park Jacksonville
INTERCHANGE
I-95
95
OLD ST. AUGUSTINE ROAD
GRAN PARK JACKSONVILLE

## PROPERTIES/ENTITLEMENTS—12/31/01

| Location | Type | Number of Buildings | Rentable Square Feet |
|---|---|---|---|
| **Jacksonville, FL** | | | |
| duPont Center | Office | 2 | 160,000 |
| *Entitlements* | | | 500,000 |
| Gran Park at Deerwood | Office | 5 | 653,000 |
| *Entitlements* | | | 244,000 |
| Gran Park at Jacksonville | Office | 1 | 125,000 |
| | Industrial | 6 | 648,000 |
| *Entitlements* | | | 3,646,200 |
| Gran Park at The Avenues | Office | 3 | 242,000 |
| | Industrial | 5 | 475,000 |
| **Orlando** | | | |
| Gran Park at SouthPark | Office | 4 | 571,000 |
| | Industrial | 2 | 265,000 |
| *Entitlements* | | | 2,061,000 |
| **Miami** | | | |
| Beacon Station Business Park | Office | 1 | 101,000 |
| | Industrial | 25 | 2,723,000 |
| *Entitlements* | | | 3,950,615 |
| ***Total 100% Owned*** | Office | 16 | 1,852,000 |
| | Industrial | 38 | 4,111,000 |
| | | 54 | 5,963,000 |
| **Partnerships** | | | |
| **Miami** | | | |
| Beacon Station Business Park | Industrial | 3 | 540,000 |
| **Weston** | | | |
| Beacon Pointe | Office | 1 | 98,000 |
| *Entitlements* | | | 108,069 |
| Total Partnership Buildings | | 4 | 638,000 |
| ***Total Buildings Completed*** | Office | 17 | 1,950,000 |
| | Industrial | 41 | 4,651,000 |
| | | 58 | 6,601,000 |
| **Buildings in development phase** | | | **656,978** |
| Additional Entitlements | | | |
| Jacksonville (Duval) | | | 1,317,575 |
| Sunrise (Broward) | | | 822,853 |
| Miami (Downtown) | | | 1,000,000 |
| ***Total Entitlements on 939 Acres*** | | | *13,650,625* |

Over 3,300 acres in northern St. Johns County just south of Jacksonville along the growing US1 corridor



Jacksonville
Duval
St. Johns
95
Putnam
Flagler
Volusia
Orange
95
Brevard
Indian River
Okeechobee
St. Lucie
Martin
Palm Beach
Broward
Fort Lauderda
Miami
Miami International Airport
Dade


**Flagler & Volusia Counties—**
Over 7,000 acres, with 5,900 acres divided by the intersection of I-95 and US1

**Brevard County**
Over 2,500 acres, including 1,700 acre which front I-95 an US1, proximate to Kennedy Space Cer and Space Coast Executive Airport

**Dade County**
Over 500 acres contiguous to Beacon Station

When completed, the new ConAgra Foods distribution center in St. Johns County will be served by FECR.


ConAgra Foods
400,000 SF
I-95
Deer Park
Blvd.
FEC Rail
Line

*cor·ri·dor:* 1. A THICKLY POPULATED STRIP OF LAND CONNECTING T
OTHER MODES OF TRANSPORTATION; *A 351 mi*

JACKSONVILLE — ST. AUGUSTINE — DAYTONA BEACH — TITUSVILLE — MELBOURN

## *Overview of Assets*

- FECR's landholdings include large rail yards in Jacksonville, Ft. Pierce and Miami, over 500 acres of right-of-way that are no longer in use and over 275 acres of strategically located properties that once served as rail facilities.

- Aggressive management of the corridor has resulted in other income to Florida East Coast Railway, L.L.C. increasing 87% since 1998.

## *" A Framework for Economi*



This 56 acre site, located along North Miami Avenue, is the largest vacant parcel near downtown Miami.

The FECR West Palm Beach Rail Yard provides aggregate and lumber transload services.





This prime 6.8 acre location wit[h]
345' of Miami River frontage i[s]
located in downtown Miami

FECR has the exclusive
right to provide rail
service to the Port of
Palm Beach (pictured),
Port Everglades and the
Port of Miami.



R MORE URBAN AREAS 2. A RESTRICTED TRACT OF LAND FOR THE PASSAGE OF TRAINS AND

## *100 foot wide opportunity...*



WEST PALM BEACH
PORT OF MIAMI
FORT PIERCE
FORT LAUDERDALE
PORT OF PALM BEACH
MIAMI
PORT EVERGLADES


IN THE LAST TWO DECADES, IN FLORIDA, VEHICLE MILES TRAVELED HAVE INCREASED 100 PERCENT, WHILE THE NUMBER OF HIGHWAY MILES INCREASED ONLY 20 PERCENT. AS CONGESTION CONTINUES TO BECOME MORE OF A PROBLEM, FECR'S CORRIDOR MAY PROVIDE ADDITIONAL SOLUTIONS TO THE REGION'S GROWING TRANSPORTATION NEEDS.

## *Development"*



FECR's auto distribution facility is located within the 3 mile long, 432 acre Hialeah Rail Yard located next to the Miami International Airport.

# Telecom

NETWORK

| | |
|---|---|
| Long-Haul Lit Route Miles | 1,850 |
| Metro Route Miles | 403 |
| Long-Haul Fiber Miles | 165,132 |
| Metro Fiber Miles | 14,215 |
| Long-Haul Points of Presence | 12 |
| Metro Points of Presence | 34 |
| Protected Fiber Rings | 19 |



Atlanta
Tallahassee
Jacksonville
St. Augustine
Daytona
Orlando
Melbourne
Tampa
Fort Myers
West Palm Beach
Ft. Lauderdale
Miami
= Lit Fiber
= Metro Ring
West Palm Beach
Boca Raton
Coral Springs
Ft. Lauderdale
Plantation
Hollywood
North Miami Beach
Hialeah
Miami
International Cable Landing
NAP of the Americas
EPIK Point of Presence


Trucking

### Operating to Plan

FECR completed its second-most-profitable year and maintained an operating ratio that is one of the best in the industry. This performance was the result of the railroad's focus on winning new customers, providing superior customer service and improving asset utilization.

FECR continued to meet the highest delivery standards for time-sensitive freight by providing reliable, scheduled service. The railroad continues to be United Parcel Service's top transportation partner, setting a record for the most consecutive days without interrupted service.

### Florida's Transportation Solution

Recognizing a market opportunity, FECR introduced the "Hurricane Train" to extend rail service to Atlanta. In addition, FECR and FLX have formed a joint intermodal sales group to provide complete and seamless transportation solutions that include truck, rail and drayage services. This will enhance FLX's ability to drive revenue to FECR as it markets shipping lanes that funnel into Atlanta and Jacksonville.

### Investing in Technology

Technology investments enabled FECR and FLX to increase operational efficiencies and provide real-time customer service. The railroad introduced remote control technology and FLX invested in QUALCOMM GPS communications devices to provide better routing and tracking of shipments. FLX also implemented a new dispatch system to centralize load planning and customer service.


$164,899
$130,370
$164,844
$121,181
$160,720
$119,530
$135,000
90,000
45,000
0
'99
'00
'01

FECR RAILWAY OPERATIONS
*(in thousands)*

RAILWAY OPERATING REVENUES
RAILWAY OPERATING EXPENSES


UNITS
6%
9%
24%
61%
REVENUES
12%
39%
19%
30%

COMMODITY TRAFFIC
*(2001 only)*

INTERMODAL
AGGREGATE
OTHER
VEHICLES & EQUIPMENT

### Safety First

In 2002, capital will be invested to upgrade or rehab railcars, the locomotive fleet and the track structure. The railroad implemented "behavior-based" and "situation awareness" safety initiatives and achieved a 42 percent reduction in reportable injuries. FLX achieved the U.S. DOT's highest safety audit rating.

### Positioned for Future Growth

FECR and FLX will continue to develop and provide transportation solutions for goods coming in and out of Florida. Revenue growth is expected from aggressive marketing of intermodal services and an increase in the railroad carload business. 2001 placed FECR and FLX in a solid position to capitalize on growth opportunities.


Florida East Coast
510
Railway


Telecommunications

"To provide the most *responsive* and *reliable* carrier solutions in the Southeast U.S."

## FECI: EPIK COMMUNICATIONS

### Completed Network, Advanced Services Portfolio Offer Promising Future

In 2001, EPIK completed construction of its state-of-the-art broadband network and transitioned from network development to business growth. With approximately $350 million in capital investments behind it, EPIK began offering services to customers on its fully operational network, which includes:

- An 1850-mile fully redundant Southeast long-haul network stretching from Atlanta to Miami through the heart of one the nation's highest-growth regions.
- Metro fiber optic rings in 10 cities including Atlanta, Jacksonville, Orlando, Tampa and Miami.
- An "express ring" connecting the 5 South Florida international cable landings to Miami and the NAP of the Americas.

The completion of the network allowed EPIK to restructure its operations and to focus on revenue growth from its Southeast assets. Network construction was completed, operational costs were reduced, and the workforce was right-sized. At the same time, the company strengthened its sales staff to market the company's three suites of service:

- Optical services, consisting of private lines (bandwidth) and wavelength services.
- Internet Protocol (IP) services, consisting of Dedicated Internet Access and Virtual Private Networks (VPNs).
- Ethernet services, which are offered on both the long-haul and metro networks.

EPIK is well positioned in each of these areas, as it is the only regional carriers' carrier in the Southeast offering IP services, Ethernet transport and connectivity to all five major international cable landings in South Florida. Moreover, the company plans to continue enhancing its value proposition through bundled offerings, customizable end-to-end network solutions, and quick provisioning times.

### Focused Mission

EPIK is focused on three customer segments: wireless, Latin America and major markets. Successes in 2001 included multi-million dollar deals with AT&T Wireless and Nextel Communications, showing the strength of the wireless sector and the possibilities for future business.

The focus on Latin America was evident in 2001 with the creation of the company's Latin American Division in August. The division has 9 international carrier customers.

Major Markets targets national carriers who need to extend their networks to reach Florida and its international cable landings. The division focuses its efforts on connectivity solutions in secondary markets and high-demand metro locations.

### Location Advantages Offer Growth Potential

EPIK is well positioned for growth as the regional economy strengthens. Florida is one of the main international gateways to Latin America and the Caribbean. The five international cables connecting Florida to the major Latin American and Caribbean markets should serve as a growing source of potential traffic for EPIK's network.



Development

*Deerwood North*
*Jacksonville, FL*





*Gran Park at SouthPark*
*Orlando, FL*

## FECI: FLAGLER DEVELOPMENT COMPANY



*Beacon Station*
*Retail Services*
*Miami, FL*



*Beacon Station*
*Business Park*
*Miami, FL*

### Record Returns from a Strong Portfolio of Assets

Flagler Development Company produced record rental revenues and profit in 2001 on its exceptional real estate portfolio. Flagler owns, develops, leases and manages 7.2 million square feet of commercial and industrial space in four of the fastest-growing markets in Florida: Miami, Fort Lauderdale, Orlando and Jacksonville. Flagler's 58 operating properties are complemented by an additional 939 acres of entitled land, representing an additional 13.6 million square feet of commercial and industrial space, and 13,400 acres of undeveloped land.

### Class-A Properties Throughout the State

FECI invested approximately $250 million over 4 years to develop campus-like complexes in suburban settings and high-quality, strategically located warehouse parks. Flagler's competitive properties are accessible by major transportation routes, making the company's workplaces some of the most desirable in the state. Continuing to recognize market opportunities, Flagler recently sold 9 acres in Beacon Station for over $300,000 per acre. With 221 acres remaining to be developed in this park, the full value of this property is still to be realized.

### Impressive Land Holdings and Build-To-Suit

Entitled lands allow Flagler to develop properties quickly for companies wishing to expand or relocate, while also providing land-sale opportunities on holdings outside its core markets. The company has ample financing capacity to invest in 2002 in new properties for which there are directly identifiable space demands and specific tenant opportunities. At the same time, Flagler will evaluate land-sale opportunities when they represent the highest potential return on investment for shareholders. Over the past two years, Flagler sold real estate for approximately $36 million.

### A Foundation for the Future

In 2002, Flagler will focus on meeting its leasing goals in anticipation of an economic recovery. In addition, surplus land will be marketed aggressively, and opportunities for acquisition of land and operating properties will be explored. An example of a portfolio enhancing transaction is the recent tax-advantaged purchase of 41 acres in Sunrise, Florida, a western suburb of Fort Lauderdale experiencing high growth rates. These are the same time-tested strategies that have enabled Flagler to assemble an outstanding real estate portfolio, which produced excellen results in 2001.

## EXECUTIVE OFFICERS

**Robert W. Anestis**
Chairman, President and Chief Executive Officer

**Robert F. MacSwain**
Vice Chairman

**John D. McPherson**
Executive Vice President;
President, Florida East Coast Railway, L.L.C.

**Richard G. Smith**
Executive Vice President and Chief Financial Officer

**Heidi J. Eddins**
Executive Vice President, General Counsel and
Corporate Secretary

## SUBSIDIARIES

**Florida East Coast Railway, L.L.C.**
**John D. McPherson, President**
One Malaga Street
St. Augustine, FL 32084
Phone: (904) 829-3421

**Florida Express Carriers, Inc.**
**Tom Connard, President**
12735 Gran Bay Parkway West
Building 200, Suite 201
Jacksonville, FL 32258
Phone: (904) 265-4500

**Flagler Development Company**
**G. John Carey, President**
10151 Deerwood Park Boulevard
Building 100, Suite 330
Jacksonville, FL 32256
Phone: (904) 565-4100

**EPIK Communications Incorporated**
**E. Craig Sanders, President**
3501 Quadrangle Boulevard
Suite 225
Orlando, FL 32817
Phone: (407) 482-8400

## BOARD OF DIRECTORS

**Robert W. Anestis**
Chairman, President and Chief Executive Officer,
Florida East Coast Industries, Inc.

**Richard S. Ellwood**
President, R. S. Ellwood & Co., Incorporated, a real estate investment banking firm; Director, Apartment Investment and Management Company, FelCor Lodging Trust Incorporated.

**J. Nelson Fairbanks**
Retired President, Chief Executive Officer and Director, United States Sugar Corporation.

**David M. Foster**
Independent business consultant, Jacksonville, Florida; Director, SunTrust Bank/North Florida and Gate Petroleum Company. Previously attorney with law firm Rogers, Towers, Bailey, Jones & Gay, P.A.

**Allen C. Harper**
Chairman, President and Chief Executive Officer, First Reserve, Inc., real estate brokerage firm; Director, Tri-County Rail Authority and Miami-Dade County Expressway Authority.

**Adolfo Henriques**
Group Chief Executive Officer of Union Planters Bank—Southern Group.

**Gilbert H. Lamphere**
Managing Director, Lamphere Capital Management, a private equity firm; Director, Canadian National Railway Company.

**Joseph Nemec**
Senior Vice President, Booz Allen and Hamilton, head of U.S. Commercial Management Consulting practice; Director Black & Veatch, a private engineering and construction company.

**Herbert H. Peyton**
President and Chief Executive Officer of Gate Petroleum Company; Trustee, Alfred I. duPont Testamentary Trust; Director of The Nemours Foundation and The St. Joe Company.

**W. L. Thornton**
Trustee, Alfred I. duPont Testamentary Trust; Director, The Nemours Foundation and The St. Joe Company; past Chairman, Chief Executive Officer and President, FECI.






SWIFT



## FECI: CORPORATE INFORMATION (continued)

### INDEPENDENT ACCOUNTANTS

**KPMG LLP**
Certified Public Accountants
Post Office Box 190
Jacksonville, FL 32201-0190

### TRANSFER AGENT

**First Union National Bank**
Corporate Trust Client Services—NC-1153
1525 West W.T. Harris Blvd.—3C3
Charlotte, NC 28288-1153
Phone: (800) 829-8432

### COMMON STOCK

Both classes of Florida East Coast Industries, Inc. common stock are listed on the New York Stock Exchange and trade under the symbols FLA (Class A) and FLA.b (Class B).

### INVESTOR INQUIRIES

Current and prospective investors can receive the Annual Report, proxy statement, Form 10-Q, Form 10-K and corporate news releases at no charge. These items may be obtained through our web site at www.feci.com or requests for these items and other investor inquiries may be directed to Bradley D. Lehan, Vice President and Treasurer at (904) 819-2128.

### CORPORATE HEADQUARTERS

Florida East Coast Industries, Inc.
One Malaga Street
St. Augustine, FL 32084
Phone: (904) 829-3421
Web Site: www.feci.com

### SHAREHOLDER INQUIRIES

**Brian J. Nicholson**
Director Shareholder Services

### MEDIA INQUIRIES

**Husein A. Cumber**
Assistant Vice President Public Affairs

### FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include the Company's present expectations or beliefs concerning future events. Such forward-looking statements may include, without limitation, statements that the Company does not expect that lawsuits, environmental costs, commitments, contingent liabilities, financing availability, labor negotiations or other matters will have a material adverse effect on its consolidated financial condition, statements concerning future capital needs and sources of such capital funding, future growth potential of the Company's lines of business, performance of the Company's product offerings, other similar expressions concerning matters that are not historical facts, and projections relating to the Company's financial results. These forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated in the statements. Important factors that could cause such differences include, but are not limited to, the ability of the Company to compete effectively in a rapidly evolving and price competitive marketplace and to respond to customer demands and industry changes (particularly in the telecommunications industry where significant changes have occurred); the ability to achieve revenues from the Company's services, particularly services in the telecommunications business that are in the early stages of development or operation; the ability to manage growth; changes in business strategy; legislative or regulatory changes; technological changes; volatility of fuel prices; changing general economic conditions (particularly in the state of Florida) as it relates to economically sensitive products in freight service and building rental activities; changes in contractual relationships; industry competition; changes in capital markets or in the Company's business or financial performance that may affect the availability or cost of capital to the Company; natural events such as weather conditions, floods, earthquakes and forest fires; and the ultimate outcome of environmental investigations or proceedings and other types of claims and litigation.

As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results and stock price.

Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly release revisions to these forward-looking statements that reflect events or circumstances after the date hereof or reflect the occurrence of unanticipated events.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to______

Commission File No. 001-08723

## FLORIDA EAST COAST INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| Florida<br>(State or other jurisdiction of incorporation or organization) | 59-2349968<br>(I.R.S. Employer Identification No.) |
| One Malaga Street, St. Augustine, Florida<br>(Address of principal executive offices) | 32084<br>(Zip Code) |

Registrant's telephone number, including area code: (904) 829-3421

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Class A Common Stock-No par value (including rights attached thereto) | New York Stock Exchange |
| Class B Common Stock-No par value (including rights attached thereto) | New York Stock Exchange |

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES (X) NO ( )

Indicate by check mark if the disclosure of delinquent filers, pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained or, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Based on the closing prices on March 15, 2002, the aggregate market value of the Class A common stock and the Class B common stock held by non-affiliates of the Registrant was approximately $492 million and $531 million, respectively, and $1,023 million in total.

The number of shares of the Registrant's Class A common stock, no par value, outstanding is 16,919,716 shares and 799,084 shares of treasury stock, and the number of Class B shares, no par value, outstanding is 19,609,216 shares at March 15, 2002, with no shares of treasury stock.

## DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 30, 2002 (the Proxy Statement) are incorporated in Part III of this Report by reference.

## Forward-Looking Statements

This Form 10-K, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include the Company's present expectations or beliefs concerning future events. Such forward-looking statements may include, without limitation, statements that the Company does not expect that lawsuits, environmental costs, commitments, contingent liabilities, financing availability, labor negotiations or other matters will have a material adverse effect on its consolidated financial condition, statements concerning future capital needs and sources of such capital funding, future growth potential of the Company's lines of business, performance of the Company's product offerings, other similar expressions concerning matters that are not historical facts, and projections relating to the Company's financial results. These forward-looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated in the statements. Important factors that could cause such differences include, but are not limited to, the ability of the Company to compete effectively in a rapidly evolving and price competitive marketplace and to respond to customer demands and industry changes (particularly in the telecommunications industry where significant changes have occurred); the ability to achieve revenues from the Company's services, particularly services in the telecommunications business that are in the early stages of development or operation; the ability to manage growth; changes in business strategy; legislative or regulatory changes; technological changes; volatility of fuel prices; changing general economic conditions (particularly in the state of Florida) as it relates to economically sensitive products in freight service and building rental activities; changes in contractual relationships; industry competition; changes in capital markets or in the Company's business or financial performance that may affect the availability or cost of capital to the Company; natural events such as weather conditions, floods, earthquakes and forest fires; and the ultimate outcome of environmental investigations or proceedings and other types of claims and litigation.

As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect its business, financial condition, operating results and stock price.

Readers should not place undue reliance on forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly release revisions to these forward-looking statements that reflect events or circumstances after the date hereof or reflect the occurrence of unanticipated events.

## PART I

As used throughout this Form 10-K Annual Report, the terms "FECI", the "Company" and "Registrant" mean Florida East Coast Industries, Inc. and its consolidated subsidiaries.

### ITEM 1. *BUSINESS*

General

FECI is a holding company incorporated under the laws of the State of Florida in 1983, engaged, through four wholly owned subsidiaries, in rail and trucking operations, real estate and telecommunications. The Company's rail operations connect many of the major population centers and port facilities of Florida, and provide efficient service for its customers through multiple competitive connections to the rest of North America. Florida East Coast Railway, L.L.C. (FECR) carries construction aggregates (crushed stone and sand), automobiles and other rail carload commodities, as well as intermodal freight. Florida Express Carriers, Inc. (FLX) is a common and contract motor carrier operating with a concentration in the Southeast. FLX offers truckload over-the-road service, as well as intermodal drayage. FLX also offers transportation logistic and brokerage services. The Company, through its real estate subsidiary, Flagler Development Company (Flagler), is engaged in the acquisition, development, ownership, management, leasing and sale of commercial real estate. Flagler has extensive real estate holdings in Florida, totaling approximately 16,000 acres, including 6.0 million sq. ft. of rentable commercial and industrial space in 54 buildings owned and operated by Flagler, 638,000 sq. ft. in four buildings held jointly with Duke Realty Corporation, 559,978 sq. ft. in lease-up, 97,000 sq. ft. under construction, and 590,550 sq. ft. in pre-development. Flagler owns unimproved land, including certain land (939 acres) with relevant development permits authorizing the construction of 13.6 million sq. ft. of additional industrial and commercial space and 13,400 acres of land, which has yet to be entitled for development. EPIK Communications Incorporated (EPIK) is a provider of wholesale telecommunications private line services (bandwidth, wave services, IP, collocation and dark fiber) in the Southeast. Established in May 1999, EPIK completed construction of a high-capacity fiber optic network between Atlanta, Georgia and Miami and throughout Florida in 2001. The network runs along FECR's rail corridor on the east coast of Florida and along other rail, utility and road corridors.

***Railway***

General

FECR operates a Class II railroad along 351 miles of mainline track between Jacksonville and Miami, Florida, serving some of the most densely populated areas of the state. FECR also owns and operates approximately 276 miles of branch, switching and other secondary track and 159 miles of yard track, all wholly within Florida. FECR has the only coastal right-of-way between Jacksonville and Miami and is the exclusive rail-service provider to the Port of Palm Beach, Port Everglades (Fort Lauderdale) and the Port of Miami.

FECR serves approximately 900 carload and intermodal customers combined. The following table summarizes the Company's freight shipments by commodity group and as a percentage of rail freight revenues:

TRAFFIC

| | Year Ended December 31, 2001 | | | |
|---|---|---|---|---|
| Commodity | Units | Percentage (%) | Amt. of Revenue | Percentage (%) |
| Intermodal | | | | |
| TOFC/COFC | 263,885 | 60.6 | 61,901,766 | 39.4 |
| Rail Carloads | | | | |
| Crushed stone | 106,473 | 24.4 | 47,062,872 | 29.9 |
| Construction materials | 5,519 | 1.3 | 3,420,063 | 2.2 |
| Vehicles | 24,487 | 5.6 | 19,464,609 | 12.4 |
| Foodstuffs | 8,640 | 2.0 | 6,670,301 | 4.2 |
| Chemicals | 3,813 | 0.9 | 4,297,558 | 2.7 |
| Paper | 7,680 | 1.8 | 7,314,480 | 4.7 |
| Other | 14,822 | 3.4 | 7,107,937 | 4.5 |
| TOTAL | 435,319 | 100.0 | 157,239,586 | 100.0 |

FECR connects with Norfolk Southern Railway Company (NS) and with CSX Transportation, Inc. (CSXT) at Jacksonville and is able to offer its customers competitive rail connections to the rest of North America. During 2001, approximately 45 percent of FECR's freight revenues were attributable to traffic that originated on other railroads; approximately 6 percent was attributable to traffic that originated on FECR but bound for other destinations, and 49 percent was attributable to traffic that both originated and terminated on FECR's system (local traffic). Haulage operating agreements with NS and South Central Florida Express, Inc. (SCFE) generated 9.5 percent of FECR's revenue in 2001. With the exception of haulage services provided for SCFE described below, FECR does not receive traffic from one railroad to be passed over its track to another railroad.

Customers are generally given a "through freight" rate, a single figure encompassing the rail transportation of a commodity from point of origin to point of destination, regardless of the number of carriers that handles the car. Rates are developed by the carriers based on the commodity, volume, distance and competitive market considerations. The entire freight bill is either paid to the originating carrier (prepaid), or to the destination carrier (collect), and divided among all carriers which handle the move. The basis for the division varies and can be based on factors (or revenue requirements) independently established by each carrier which comprises the through rate, or on a percentage basis established by division agreements among the carriers. Haulage arrangements generally provide FECR with a per unit amount of revenue with no direct customer billing requirement or interline settlement(s). A carrier such as FECR, which actually places the car at the customer's location and attends to the customer's daily switching requirements, receives revenue greater than an amount based simply on mileage hauled.

FECR handles rail cars for SCFE between Fort Pierce and Jacksonville for interchange with CSXT or NS. SCFE is a short-line railroad operating under a twenty-year Trackage Rights Agreement over a branch line owned by FECR extending from Fort Pierce to Lake Harbor. A concurrent Car Haulage Agreement is in effect between Fort Pierce and Jacksonville.

FECR also handles certain types of traffic for NS from Jacksonville to Miami under a Haulage Agreement, which is renewable annually, whereby FECR receives specified revenues for each unit transported.

As owner in fee simple of its railroad right-of-way extending along the east coast from Jacksonville to Miami, the Company actively manages this and ancillary real estate assets owned by it to generate miscellaneous rents and right-of-way lease profits. FECR owns approximately 1,200 acres of ancillary properties within the state of Florida. The Company continues to evaluate these holdings and, when appropriate, engages in strategic activities (sales, development, etc.) that will extract/create value for the Company. FECR leases its right-of-way to various tenants for uses including telecommunications companies' fiber optics systems pursuant to long-term leases. These revenues are included in the telecommunications segment. In addition, FECR generates revenues from the grant of licenses and leases to use railroad property and rights-of-way for outdoor advertising, parking lots and lateral crossings of wires and pipes by municipalities, and utility and telecommunications companies. These miscellaneous rents are included in other income.

Customers

One customer generated approximately 19 percent of the Company's rail revenues in 2001. FECR's top five customers accounted for approximately 44 percent of 2001 freight revenues. The Company's business could be adversely affected if its large customers suffered significant reductions in their businesses or reduced shipments of commodities transported by FECR.

Competition

Although the Company's railroad is often the only rail carrier directly serving its customers, the Company's railroad competes directly with other railroads that could potentially deliver freight to the Company's markets and customers via different routes and use of multiple modes of transportation such as transload services. FECR's primary rail competition is CSXT. FECR also competes directly with other modes of transportation, including motor carriers and, to a lesser extent, ships and barges. Competition is based primarily upon the rate charged and the transit time required, as well as the quality and reliability of the service provided. Any improvement in the cost or quality of these alternate modes of transportation could increase competition from these other modes of transportation and adversely affect the Company's business.

There is continuing strong competition among rail, water and highway carriers. Price is usually only one factor of importance as shippers and receivers choose a transport mode and a specific transportation company with which to do business. Inventory carrying costs, service reliability, ease of handling, and the desire to avoid loss and damage during transit are increasingly important considerations, especially for higher valued finished goods, machinery and consumer products.

Service disruptions, improvements and/or changes in services offered by NS and CSXT could adversely or positively affect FECR's intermodal business.

Regulation

FECR is subject to regulation by the Surface Transportation Board (STB) of the U.S. Department of Transportation, which succeeded the ICC on January 1, 1996. The STB has jurisdiction over some rates, conditions of service and the extension or abandonment of rail lines. The STB also has jurisdiction over the consolidation, merger or acquisition of control of and by rail common carriers. The U.S. Department of Transportation, through the Federal Railroad Administration, regulates the safety of railroad operations, including certain track and mechanical equipment standards and certain human factor issues.

The relaxation of economic regulation of railroads, begun over a decade ago by the ICC under the Staggers Rail Act of 1980 (Staggers Act), has continued under the STB, and additional rail business could be exempted from regulation in the future. Significant exemptions are TOFC/COFC (i.e., piggyback) business, rail boxcar traffic, lumber, manufactured steel, automobiles and certain bulk commodities, such as sand, gravel, pulpwood and wood chips for paper manufacturing. Transportation contracts on regulated shipments, which no longer require regulatory approval, effectively remove those shipments from regulation as well. Over 95 percent of FECR's freight revenues come from either exempt traffic or traffic moving under transportation contracts.

Due in part to industry consolidation and certain service issues that arose after certain mergers of rail carriers, efforts were made in 2000 and 2001 to re-subject the rail industry to federal economic regulation. This pressure could re-emerge during 2002. The Staggers Act encouraged and enabled rail carriers to innovate and compete for business, thereby contributing to the economic health of the nation and to the revitalization of the industry. Accordingly, the nation's rail carriers can be expected to vigorously oppose efforts to re-impose such economic regulation.

The Company's railway operations are also subject to extensive environmental laws and regulations, including the federal Clean Air Act (CERCLA), and various other environmental laws and regulations. Violations of various statutory and regulatory programs can result in civil penalties, remediation expenses, natural resource damage claims, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, the Company's present and historic ownership and operation of real property, including rail yards, in connection with its transportation operations involve the storage, use or disposal of hazardous substances that may have contaminated and may in the future contaminate the environment. The Company may also be liable for the costs of cleaning any site at which it has disposed (intentionally or unintentionally) of hazardous substances by virtue of, for example, an accident, derailment or leak, or to which it has transported hazardous substances it generated, such as waste oil.

The Company is currently involved in various remediations of properties relating to its transportation operations (see Item 3. Legal Proceedings). Based on information presently available, the Company does not believe that the costs of addressing any known environmental issues relating to its transportation operations will be material. However, the future cost of complying with environmental laws and containing or remediating contamination cannot be predicted with any certainty, and there can be no assurances that such liabilities or costs would not have a material adverse effect on the Company in the future.

<u>Risks</u>

*Market Risks.* FECR's freight traffic is generally affected by overall economic conditions, particularly those in the state of Florida, and intermodal competition. Also, the level of state and federal highway and other public projects can affect the amount of aggregate loadings FECR's customers request. There can be no assurance that the overall economy or that of Florida's will continue to experience higher than average national growth or rebound quickly from any slowdowns.

*Fuel Price Risks.* FECR's operations require significant amounts of diesel fuel. Prices of diesel fuel can vary greatly. Generally, the increases in fuel price are passed along to customers through a "fuel surcharge." However, there are no assurances that these surcharges will cover the entire fuel price increase for a given period, or that competitive market conditions will effectively allow freight providers the ability to pass along this cost.

*Interchange Carrier Risks.* Approximately 45 percent of FECR's traffic is interchanged from CSXT or NS. The ability of these carriers to market and service southbound traffic into the Florida market will affect the amount of traffic FECR moves.

*Economic Risks Associated with Rail Car Utilization.* FECR earns per diem rents on the use of its car and intermodal fleet of equipment based on other railroads' or transportation service providers' use of the equipment. Future significant downturns in the overall U.S. economy or efforts by other railroads or transportation providers to improve equipment utilization practices could affect the utilization of and per diem rents for this equipment by other railroads and transportation service providers. Also, FECR, through operating agreements, currently leases approximately 1,800 rail cars from Greenbrier Leasing Corporation and other entities, with lease lengths of up to five to ten years, cancelable every three years. The lease terms call for FECR to be billed an hourly rate based upon the length of time the car is on-line versus off-line. As a car goes off-line, a revenue sharing arrangement goes into effect whereby Greenbrier and FECR apportion the revenue based upon the length of time the car is off-line.

***<u>Trucking</u>***

<u>General</u>

FECI owns 100 percent of the stock of FLX, formerly International Transit, Inc. (ITI). FLX is a common and contract motor carrier operating with a concentration in the Southeast. FLX offers truckload over-the-road service, as well as intermodal drayage. FLX also offers transportation logistic services and maintains a brokerage operation. Ownership of FLX enables the Company to provide coordinated motor/rail intermodal services with FECR to and from southeastern points.

During the third quarter of 2000, FLX restructured its operations. This restructuring accomplished the relocation of its corporate headquarters from Cincinnati, Ohio to Jacksonville, Florida, and consolidated certain functions (e.g., dispatching, billing, etc.) in the Jacksonville, Florida headquarters. Also, the restructuring realigned FLX's operations to a more southeastern focused carrier. These accomplishments more closely align the management team and trucking operations with FECR, allowing FECR and FLX to provide an array of transportation alternatives to its freight customers.

During 2001 and 2000, FLX interlined 15,259 and 15,731 intermodal units (trailers and containers), respectively, with FECR's intermodal facility at Jacksonville.

Customers

The trucking operation is not dependent on any significant customer. No customer generates revenues which exceeds 10 percent of the trucking operation's revenues. The top twenty-five customers account for approximately 56.2 percent of its revenues.

Competition

The trucking industry is highly competitive. The same competitive factors, as noted in Railway above, substantially affect the Company's trucking operations as well. During 2001, FLX experienced intense competition from other carriers, including individual owner/operators, as the economy slowed. This competition is likely to continue in 2002. However, consolidation within the industry and increased financial distress among smaller competitors could result in fewer competitors.

Regulation

The Company's trucking operations are also subject to extensive environmental laws and regulations, including the federal Clean Air Act (CERCLA), and various other environmental laws and regulations. Violations of various statutory and regulatory programs can result in civil penalties, remediation expenses, natural resource damage claims, potential injunctions, cease and desist orders and criminal penalties. Some environmental statutes impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person.

The Company's trucking operation is regulated by the U.S. Department of Transportation, including the Federal Highway Administration. This regulatory authority exercises broad powers, generally governing activities such as authorizations to engage in motor carrier operations and safety and human factors such as hours of service.

Risks

*Market Risks.* FLX's freight traffic is generally affected by overall economic conditions, especially those in the Southeast section of the United States, particularly in the state of Florida. There can be no assurance that the overall economy or that of the Southeast section of the United States will rebound quickly from any slowdowns, or that the Southeast will continue to experience higher than average national growth.

*Fuel Price Risks.* Trucking operations require significant amounts of diesel fuel. Prices of diesel fuel can vary greatly. Generally, the increases in fuel price are passed along to customers through a "fuel surcharge." However, there are no assurances that these surcharges will cover the entire fuel price increase for a given period, or that competitive market conditions will effectively allow freight providers the ability to pass along this cost.

*Insurance Risks.* The trucking industry has confronted sharp increases in insurance costs, particularly comprehensive general liability and workers' compensation. FLX's insurance expenses have risen and it has raised its level of self-insured retention. It, therefore, has additional financial exposure to the costs of accidents involving its drivers or agents.

***Real Estate***

**General**

FECI owns 100 percent of the stock of Flagler. Flagler is engaged in the acquisition, development, ownership, leasing, management and sale of real estate in the state of Florida.

Flagler owns and operates office and industrial properties in Florida. Flagler owned and operated 54 buildings as of December 31, 2001, with approximately 6.0 million sq. ft. of rentable commercial/industrial space on 432 acres of land. A schedule of these buildings is included in Part 1, Item 2 of this Report. At December 31, 2001, Flagler's operating properties were 92.0 percent occupied. Flagler's buildings are primarily Class "A" office space and high-quality commercial/industrial facilities constructed after 1987. Flagler also has four operating buildings, with 638,000 sq. ft. of rentable commercial space, which are held jointly (50/50) with Duke Realty Corporation.

At December 31, 2001, Flagler had 559,978 sq. ft. in lease-up, 97,000 sq. ft. under construction, and 590,550 sq. ft. in pre-development, for a total of 1.2 million sq. ft., primarily located in the Jacksonville, Orlando and Miami areas. For those projects in pre-development phase, Flagler has obtained the necessary permits and invested in engineering, architectural planning and design.

Flagler owns 939 acres of unimproved land with relevant development permits authorizing the construction of 13.6 million sq. ft. of additional office, industrial and commercial space. Additionally, Flagler owns 13,400 acres of unimproved, unentitled land, primarily situated adjacent to FECR's rights-of-way along the eastern coast of Florida, for potential future development or disposition.

Projects under Development

The primary geographic focus of Flagler's development activities has been in the Miami, Fort Lauderdale, Jacksonville and Orlando area markets, all of which are active with local, regional and national development companies competing for land and tenants. The projects under development include:

- **Gran Park at SouthPark – Orlando, FL:** Located at the intersection of John Young Parkway and Beeline Expressway. Six buildings, totaling 836,000 sq. ft., have been completed. The park has entitlements for an additional 163,000 sq. ft. of office and call center space. Pre-development is currently underway for a seventh building totaling 93,000 sq. ft.

  In 1999, based on the success of SouthPark, Flagler acquired an additional 90 acres adjacent to the existing park. The land has entitlements for 1.8 million sq. ft. of office space and 98,000 sq. ft. of commercial space. This property is currently in the master planning phase and initial site work is anticipated to begin in 2002.

- **Beacon Station at Gran Park – Miami, FL:** Located northwest of Miami International Airport. Twenty-eight buildings, totaling 3.1 million sq. ft., have been completed, including a 300,000 sq. ft. build-to-suit distribution center for Caterpillar Logistics delivered in 2001. The park has entitlements for an additional 4.0 million sq. ft. of office, industrial and commercial space. Pre-development is currently underway for two projects totaling 361,000 sq. ft. Flagler has also developed 540,000 sq. ft. of industrial space at Beacon Station in a 50/50 joint venture with Duke Realty Corporation. Flagler owns approximately 535 acres adjacent to this park for future development.

- **Beacon Pointe at Weston – Weston, FL:** Located in west Broward County at I-75 in Weston. In 1998, Flagler purchased 30 acres with entitlements for 400,000 sq. ft. of office space. Flagler is developing the project in a 50/50 joint venture with Duke Realty Corporation. Two office buildings, totaling 195,000 sq. ft., have been completed. The third 97,000 sq. ft. office building is currently under construction. The park has entitlements for an additional 108,000 sq. ft. of office space.

- **Gran Park at Deerwood – Jacksonville, FL:** Located in the most rapidly expanding area of Jacksonville. Six office buildings, totaling 788,000 sq. ft., have been completed. The park has entitlements for an additional 244,000 sq. ft. of office space.

- **Gran Park at Jacksonville – Jacksonville, FL:** Located in south Jacksonville at I-95. Seven buildings, totaling 773,000 sq. ft. within the park, are owned and operated by Flagler. The park has entitlements for an additional 3.6 million sq. ft. of office, industrial and commercial space on approximately 390 undeveloped usable acres. Site preparation is currently underway for an I-95 interchange at Old St. Augustine Road, which should increase access to the park, with construction of the interchange anticipated to begin in 2002.

The following is a summary of the Company's development activity as of December 31, 2001:

| Status | Owner | Property Description | Net Rentable Square Feet | Building Start Date |
|---|---|---|---|---|
| Lease-up | Flagler/Duke | Beacon Pointe at Weston | 97,178 | April 2000 |
| Lease-up | Flagler | Gran Park at Deerwood North | 135,000 | Aug.2000 |
| Lease-up | Flagler | Beacon Station at Gran Park | 201,000 | Feb. 2001 |
| Lease-up | Flagler | Beacon Station at Gran Park | 42,800 | Feb. 2001 |
| Lease-up | Flagler | Port Everglades | 84,000 | Mar. 2001 |
| Under construction | Flagler/Duke | Beacon Pointe at Weston | 97,000 | Feb. 2001 |
| Pre-development | Flagler | Beacon Station at Gran Park | 160,211 | TBD |
| Pre-development | Flagler | Beacon Station at Gran Park | 200,709 | TBD |
| Pre-development | Flagler | Gran Park at SouthPark | 93,400 | TBD |
| Pre-development | Flagler | Port Everglades | 136,230 | TBD |
| | | Total | 1,247,528 | |

FECR owns approximately 1,200 acres of ancillary properties within the state of Florida. The Company continues to evaluate these holdings and, when appropriate, engages in strategic activities (sales, development, etc.) that will extract/create value for the Company.

## Customers

Flagler leases to approximately 300 tenants in a variety of industries, including travel, technology, distribution and import/export. Flagler's largest commercial tenant occupied approximately 5 percent of leased space in 2001.

## Competition

The real estate industry is generally characterized by significant competition. The Company intends to pursue strategic growth initiatives, including office and industrial developments in Florida, when the acquisition and/or development of property would, in the opinion of management, result in a favorable risk-adjusted return on investment. There are a number of developers and real estate companies that compete with the Company in seeking properties for acquisition, resources for development and prospective tenants. Competition from other real estate developments may adversely affect the Company's ability to attract and retain tenants, achieve favorable rental rates and control expenses of operation. The Company may compete with entities having greater financial and other resources. There can be no assurance that the existence of such competition may not have a material adverse affect on the Company's business, operations or cash flows.

## Regulation

Development of real property in Florida entails an extensive approval process involving overlapping regulatory jurisdictions. Real estate projects must generally comply with the provisions of the Local Government Comprehensive Planning and Land Development Regulation Act (Growth Management Act). In addition, development projects that exceed certain specified regulatory thresholds require approval of a comprehensive Development of Regional Impact (DRI) application. Compliance with the Growth Management Act and the DRI process is usually lengthy and may have a material adverse affect on the Company's real estate development activities.

The Growth Management Act requires counties and cities to adopt comprehensive plans guiding and controlling future real property development in their respective jurisdictions. After a local government adopts its comprehensive plan, all development orders and development permits it issues must be consistent with the plan. Each such plan must address such topics as future land use, capital improvements, traffic circulation, sanitation, sewerage, potable water, drainage and solid wastes. The local government's comprehensive plans must also establish "levels of service" with respect to certain specified public facilities and services to residents. Local governments are prohibited from issuing development orders or permits if facilities and services are not operating at established levels of service, or if the projects for which permits are requested will reduce the level of service for public facilities below the level of service established in the local government's comprehensive plan. If the proposed development would reduce the established level of services below the level set by the plan, the development order will require that the developer, at the outset of the project, either sufficiently improve the services to meet the required level, or provide financial assurances that the additional services will be provided as the project progresses.

The Growth Management Act is, in some instances, significantly affecting the ability of developers to obtain local government approval in Florida. In many areas, infrastructure funding has not kept pace with growth. As a result, substandard facilities and services are delaying or preventing the issuance of permits. The Growth Management Act could adversely affect the ability of developers in Florida, including Flagler, to develop real estate projects.

Continued growth and development of properties in Florida have prompted efforts to pass legislation to curtail or more intensely regulate such development and to amend the Growth Management Act.

The DRI review process includes an evaluation of the project's impact on the environment, infrastructure and government services, and requires the involvement of numerous federal, state and local governmental, zoning and community development agencies and authorities. Local government approval of any DRI is subject to appeal to the Governor and Cabinet by the Florida Department of Community Affairs, and adverse decisions by the Governor or Cabinet are subject to judicial appeal.

In addition, a substantial portion of the developable property in Florida, including certain of the Company's property, is raw land located in areas where its development may affect the natural habitats of various endangered or protected wildlife species, or in sensitive environmental areas such as wetlands and coastal areas, which are subject to extensive and evolving federal, state and local regulation. Accordingly, federal, state and local wildlife protection, zoning and land use restrictions, as well as community development requirements, may become increasingly restrictive and, as a result, significant limitations may be imposed on the Company's ability to develop its real estate holdings in accordance with their most profitable uses.

The Company's ownership and development of real estate are subject to extensive and changing federal, state and local environmental laws, the provisions and enforcement of which may become more stringent in the future. Pursuant to those laws, the owner or operator of real estate may be required to perform remediation regardless of the cause of the contamination. The sale or development of properties may also be restricted due to environmental concerns, the protection of endangered species, or the protection of wetlands. In addition, violations of various statutory and regulatory programs can result in civil penalties, remediation expenses, natural resource damages, potential injunctions, cease and desist orders and criminal penalties. The Company is not presently aware of any material contamination, or any material adverse environmental development issues relating to its real estate operations. However, there can be no assurance that environmental issues will not arise in the future relating to the real estate operations.

Risks

*Market Risks.* There can be no assurance that the U.S. economy in general, or the economy of the Southeast and Florida in particular, will not continue to be affected by the recession or recover as expected in the future. Certain significant expenditures associated with the development, management and servicing of real estate (such as real estate taxes, maintenance costs and debt payments, if any) would generally not be reduced if an economic downturn caused a reduction in revenues generated from the Company's properties. Florida's travel and tourism industry is an important part of Florida's economy and downturns in these industries can affect growth plans of certain Flagler tenants.

*Development Risks.* The Company's real estate development activities require significant capital expenditures. The Company will be required to obtain funds for its capital expenditures and operating activities through cash flow from operations, property sales or financings. There can be no assurances that funds available from cash flow, property sales and financings will be sufficient to fund the Company's required or desired capital expenditures for development. If the Company were unable to obtain sufficient funds, it might have to defer or otherwise limit certain development activities. Further, any new development, or any rehabilitation of older projects, may require compliance with new building codes and other regulations. The Company cannot estimate the cost of complying with such codes and regulations, and such costs can make a new project, or some otherwise desirable uses of an existing project not economically feasible.

*Joint Venture Risks.* The Company has entered into certain joint venture relationships and may initiate future joint venture projects as part of its overall development strategy. A joint venture may involve special risks associated with the possibility that (i) the venture partner at any time may have economic or business interests or goals that are inconsistent with those of the Company, (ii) the venture partner may take actions contrary to the instructions or requests of the Company, or contrary to the Company's policies or objectives with respect to its real estate investments, or (iii) the venture partner could experience financial difficulties or (iv) the joint venture properties may require deficit or capital funding as the result of unexpected future events (e.g., economic slowdown, etc.). Actions by the Company's venture partners may have the result of subjecting property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture agreement or have other adverse consequences. In addition, the Company's joint venture partners may dedicate time and resources to existing commitments and responsibilities outside of the joint venture activities.

## *Telecommunications*

### General

FECI owns 100 percent of the stock of EPIK. EPIK is a provider of wholesale telecommunications private line services in the Southeast. Established in May 1999, EPIK has created a high-capacity fiber optic network along a densely populated corridor reaching 12 metropolitan areas within the Southeast that comprise nearly 75 percent of the region's population. EPIK's broadband network extends from Atlanta to Miami along FECR's right-of-way and in other rail, utility and highway corridors. EPIK is a "carriers' carrier," providing wholesale bandwidth in the form of private line, wave, Internet Protocol (IP), Ethernet, collocation, dark fiber and services to wireless and international carriers, long-distance companies (IXCs), Internet service providers (ISPs), and competitive local exchange carriers (CLECs).

On November 14, 2001, the Company announced a restructuring plan to reduce EPIK's ongoing operating expenses and capital requirements, and continuation of a previously announced review of the carrying value of EPIK's telecommunications assets. The plan entailed refocusing EPIK's resources on growing revenues on its completed, lit Southeast telecommunications network and curtailing capital expenditures and operating expenses related to other growth activities. The plan and the review are both responses to reduced growth expectations in the telecommunications industry.

As a result of the restructuring plan, the Company has recorded pretax charges to operating expenses for restructuring and asset impairments of $110.2 million. The charge was comprised of $12.1 million of restructuring expenses and $98.1 million of asset write-downs.

EPIK's high-count fiber and OC-192 Southeast backbone from Atlanta to Miami includes 1,850 inter-city route miles comprising 255,000 fiber-strand miles. To complement its long-haul inter-city network, EPIK has constructed 400 route miles (14,000 fiber miles) of metropolitan networks in the Southeast with the development of routes in the greater Miami metropolitan area, Orlando, Jacksonville, Tampa, Fort Myers, Fort Lauderdale, Melbourne, Daytona, St. Augustine and Atlanta.

EPIK's Southeast network is fully redundant, using both geodiverse fiber paths and SONET/SDH architecture to ensure high levels of reliability. EPIK's 12 long-haul points of presence (POPs) are equipped with Nortel Networks™ Optera™ OC-192 dense wavelength division multiplexing (DWDM) equipment to provide the highest levels of capacity and rapid provisioning. The network contains over 45 POPs, utilizing a combination of optical equipment from Nortel, ONI, Cisco and Redback. As of December 31, 2001, EPIK had deployed Juniper Networks OC-192 routers and Foundry Ethernet Switches to enable the provisioning of Internet Protocol services under the enlightened IP and enlightened Ethernet I service marks.

EPIK's product offerings include the following:

Wholesale Services – Private Line Capacity

- Transport speeds from DS-3 to OC-48 (the highest commercially available service speed)
- Accessible, centrally-located points of presence in major metropolitan areas
- 15-day on-net provisioning
- 4-hour mean time to repair
- Around-the-clock network control center (NCC)
- Highly reliable geographically diverse SONET ring architecture

Wave Length Services

EPIK offers wave-based, unprotected, capacity service delivered at 2.5 Gbps or 10 Gbps speeds.

- Reduced time and expense of deploying, managing and maintaining dark fiber
- Easy to provision and expand service
- Transparent to customers' network management system
- Seamless integration of customers' equipment into existing network

enlightened IP

Core network capabilities

- 10 Gbps backbone
- Connectivity using DS-3 to OC-192
- Around-the-clock network control center (NCC)
- Product Options: Dedicated Internet Access, IP, and Virtual Private Networks

enlightened Ethernet Services

Core network capabilities

- Connectivity using Fast Ethernet (100Mbps and Gigabit Ethernet (1000 Mbps)
- Around-the-clock network control center (NCC)
- Product Options: Ethernet transport

Collocation

EPIK leases carrier-grade collocation space in its points of presence (POPs) and optical amplifier (OPAMP) locations to dark fiber and optical service customers.

- Rack and cage space
- Carrier-class facilities
- Versatile AC and DC power options tailored to specific equipment needs

Dark Fiber

- EPIK leases and sells dark fiber on its network

<u>Customers</u>

As a wholesale provider of communication services, EPIK's sales and marketing efforts are directed towards wireless communications companies, such as cellular and PCS providers, international carriers, IXCs, ISPs, and CLECs. EPIK completed construction of its lit Southeast network in late 2001 and had developed a limited number of customers. 2001 was a difficult year for many companies in the telecommunications industry. As a result, certain of EPIK's telecommunications customers have filed for bankruptcy or are facing financial difficulties. EPIK actively monitors its existing and potential customers for credit risk. EPIK's customers may continue to be affected by these overall industry and economic factors.

At December 31, 2001, EPIK's contracted revenue backlog was $101.9 million, of which $20.8 million was with customers considered at credit risk. As of December 31, 2001, the top five customers represented approximately 83 percent of the revenue backlog.

Competition

The wholesale carriers' carrier business in the Southeast is highly competitive among a small number of companies and subject to rapid change. Competition is principally on the basis of availability, price and customer service. EPIK competes primarily on the basis of network reach, rapid customer provisioning, network technological capabilities (e.g., Internet Protocol), transmission quality and reliability, highly responsive customer service and price. EPIK faces substantial competition from IXCs, other regional carriers such as affiliates of energy utilities and railroads, Incumbent Local Exchange Carriers (ILECs) and CLECs. Major competitors include, but are not limited to, Level 3, Qwest, Williams, BellSouth, Progress Telecom, Florida Power & Light, Fibernet, MCI Worldcom, Sprint and AT&T.

Regulation

EPIK does not believe that its existing telecommunications offerings are subject to federal regulation. Nonetheless, EPIK has secured an international section 214 authorization from the Federal Communications Commission (FCC) in order to have the flexibility to offer international telecommunications services. EPIK also does not believe that its existing telecommunications offerings are subject to state regulation, except in Georgia where EPIK has been certificated as an IXC. However, the telecommunications industry is highly regulated by federal, state and local authorities, judicial and legislative actions may increase regulatory requirements, and the scope of services subject to regulation is not clearly defined and is subject to change. EPIK, therefore, cannot forecast whether federal or state regulators would consider it to be currently subject to regulation, or whether it will be subject to regulation in the future and can make no assurance that future regulatory, judicial or legislative action will not have a material adverse effect on EPIK.

*Federal Regulation*. The FCC regulates interstate telecommunications services. The Communications Act of 1934, as amended, defines "telecommunications service" to mean the "offering of telecommunications for a fee directly to the public, or to such classes of users as to be effectively available directly to the public, regardless of the facilities used." The FCC has found that telecommunications services include only those services that are offered on a "common carrier" basis – that is, services that are provided pursuant to standard rates, terms and conditions to a relatively broad customer base. In contrast, services that are offered on a "private carrier" basis are not subject to regulation as telecommunications services. EPIK believes that it acts as a private carrier because it provides service to a limited class of customers (e.g., other carriers) on the basis of individually negotiated terms and conditions and long-term service agreements.

Although private carriers are generally unregulated, private carriers that serve end-user customers are required to contribute to the federal universal service fund. Because EPIK provides service to Internet service providers, which are considered end-users, EPIK contributes to that fund as well as other federal funds to support telecommunications relay services and the administration of numbering resources.

If EPIK is found to be providing interstate telecommunications services (that is, to be acting as a common carrier), then several additional regulatory requirements could apply:

- EPIK would require prior FCC authorization to offer international services. Because EPIK has obtained such authorization, this requirement will not be a future burden on the Company.

- EPIK would have to comply with various reporting requirements.

- EPIK would be under general obligations to (1) provide service upon reasonable request, (2) provide service at just, reasonable and non-discriminatory rates, terms and conditions, (3) interconnect directly or indirectly with the networks of other carriers, (4) assure that its services are accessible to and usable by persons with disabilities, (5) assure that its network complies with the requirements of the Communications Assistance for Law Enforcement Act, (6) limit its use of customer proprietary network information to provisioning of the services in connection with which that information was obtained, and (7) be subject to the FCC's complaint process.

Imposition of some or all of these requirements could materially increase EPIK's costs of doing business and limit its pricing flexibility and its ability to respond promptly to customer demands. In addition, if some of

EPIK's competitors remain unregulated, EPIK could be at a material competitive disadvantage.

*State Regulation*. State public utility commissions (PUCs) regulate intrastate telecommunications services. EPIK does not believe it is subject to significant state PUC regulation because it acts as a private carrier. For example, Florida recognizes the private carrier concept. Some other states, however, may not recognize the private carrier concept or may nonetheless seek to subject EPIK to regulation. EPIK has chosen to apply for certification as an IXC in the state of Georgia, for instance, even though EPIK operates solely as a private carrier in that state. State regulation of intrastate telecommunications services is similar to FCC regulation of interstate telecommunications services, although the states vary considerably in the nature and extent of regulation imposed on regulated entities. For instance, while most states require service providers to obtain formal prior authorization before initiating service, some do not. Similarly, while most states require service providers to file tariffs, some do not. States also may impose universal service contribution requirements and other rules intended to protect public safety and welfare, ensure the continued quality of communications services, and safeguard the rights of consumers. The Company cannot predict whether application of state regulation of EPIK's services would have a material adverse effect.

*Local Regulation*. Local governments exercise legal authority that may impact EPIK's business. As an example, local governments typically have the ability to license public rights-of-way, subject to the limitation that they may not prohibit the provision of telecommunications services. Regulation of the use of public rights-of-way may affect the timing in which EPIK is able to provide service and the costs of doing so.

<u>Risks</u>

*Technological Risks*. The telecommunications industry is subject to rapid and significant changes in technology. For example, recent technological advances permit substantial increases in transmission capacity of both new and existing fiber. The introduction of new products and services, or the emergence of new technologies may reduce the cost, or increase the supply of certain services similar to those provided by EPIK, impairing the competitiveness of EPIK's offerings. EPIK cannot predict which of many possible future products and service offerings will be crucial to maintain its competitive position, or what expenditures will be required to develop profitably and to provide such products and services.

*Competition-related Risks*. The telecommunications industry is highly competitive. EPIK faces substantial competition from IXCs, other private wholesale carriers such as affiliates of energy utilities and railroads and CLECs. In addition to these entities, potential competitors capable of offering services similar to those offered by EPIK include microwave carriers, satellite carriers, wireless telephone system operators, and end-users with private communications networks. In the future, EPIK may be subject to more intense competition due to the development of new technologies, an increased supply of domestic and international transmission capacity, and consolidation among and between local and long distance carriers. In addition, as the regional Bell operating companies gain authority to enter into long distance service markets, they may rapidly be able to offer competitive services over region-wide fiber optic networks that already are in place.

*Regulatory Risks*. Regulation of the telecommunications industry is changing rapidly. Existing and future federal, state, and local governmental regulations will greatly influence the viability of EPIK. Undesirable regulatory changes could adversely affect EPIK's business, financial condition, competitiveness and results of operations. For example, while EPIK does not believe that it is subject to federal or state regulation as a common carrier, EPIK cannot predict the future regulatory status of its business. The FCC has recognized a class of private, non-common carriers whose practice it is to make individualized decisions on what terms and with whom to deal, and EPIK believes it falls into this class. These carriers may be subject to the FCC's jurisdiction but are not currently extensively regulated. In addition, some states may not recognize the private carrier concept and, for this or other reasons, may seek to regulate EPIK's intrastate services. If EPIK becomes subject to the FCC's or state PUC's jurisdiction, it will be required to comply with a number of regulatory requirements including, but not limited to, rate regulation, prior authorization requirements, reporting requirements and special payments. Additionally, to the extent EPIK offers services to non-carriers, it must contribute to the federal universal service fund. Compliance with these regulatory requirements may impose substantial administrative burdens on EPIK. Furthermore, CLECs, ILECs and IXCs (which may be both customers and competitors of EPIK) are subject to various federal and state telecommunications laws and regulations. Changes in those laws and policies may affect EPIK's business by virtue of the interrelationships between EPIK and these regulated telecommunications companies. It is difficult for EPIK to forecast how these changes will affect EPIK.

*Market Risks.* The telecommunications sector has been experiencing an unprecedented downturn. Several previously well-capitalized companies have declared bankruptcy, including some of EPIK's largest customers, such as 360NETWORKS, Inc. and Network Plus, Inc. It is possible that additional bankruptcies will occur which will erode EPIK's existing or potential customer base. In the last two years, EPIK had entered into several like-kind exchange transactions to create a dark fiber network beyond the Southeast. EPIK anticipated that several of the carriers with whom it executed such agreements would become customers of EPIK by using collocation services offered by EPIK along its Southeast network. However, most of these transactions have been terminated due to the bankruptcies of the customers or the customers' inability to perform.

## Financial Information about FECI's Segments

The Company had total segment operating revenues of $304.3 million and an operating loss of $98.3 million in 2001. (See Note 9. Segment Information of the Financial Statements and Supplementary Data set forth in Part II, Item 8 of this Report on Form 10-K). The Company's total railroad operating revenues were $160.7 million; trucking revenues were $36.2 million; real estate revenues were $89.2 million, and telecommunications revenues were $18.2 million. Segment operating profit (loss) was $41.2 million for the railroad; ($6.3 million) for trucking; $26.0 million for real estate, and ($151.6 million) for the telecommunications segment.

## Sources and Availability of Raw Materials

All raw materials FECR, FLX, Flagler and EPIK use, including fuel, track materials and building construction materials and network components, are available in adequate supply from multiple sources.

## Seasonality

FECR's rail traffic is relatively stable throughout the year with higher volumes ordinarily occurring during the first and last quarters of the year. The Company's trucking, real estate and telecommunications businesses are not generally seasonal.

## Working Capital

At December 31, 2001, the Company's current assets exceeded current liabilities by $2.3 million. The Company has a $300 million revolving credit facility (see Note 15 of the Financial Statements). At December 31, 2001, $39 million was drawn on the facility (see also Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations). At December 31, 2001, the Company had cash and cash equivalent balances of $14.1 million.

## Employees

FECI employed 24 people; FECR employed 804; EPIK employed 166; FLX employed 115, and Flagler had 35 employees as of December 31, 2001. During 2002, certain additional positions within Flagler will be filled to facilitate the strategic direction and transactions of the real estate operation. Approximately 612 of FECR's employees are represented by the following labor unions: United Transportation Union (UTU) (train and engine service employees), Brotherhood of Maintenance of Way Employees (BMWE) (track maintenance and structures) and International Brotherhood of Electrical Workers (IBEW) (seven crafts, including agents and clerical, carmen, maintenance of equipment foremen, roadway shop, signals and communications, train dispatchers, boilermakers, electricians, machinists, sheetmetal workers and shop laborers). The collective bargaining agreements can next be amended starting in 2003. FECR considers its working relationship with its unions to be satisfactory.

ITEM 2. *PROPERTIES*

The Company's material physical properties at December 31, 2001 are listed below and are grouped by industry segment. All properties shown are owned in fee simple, except where otherwise indicated.

*Railway*

FECR owns three connected four-story buildings in St. Augustine, Florida, which are used by FECI and FECR as corporate headquarters. FECR also owns a railroad right-of-way, generally 100 feet wide, along the east coast of Florida extending for 351 miles used for its railroad operations and telecommunications facilities. FECR also owns and operates approximately 276 miles of branch, switching and other secondary track, and 159 miles of yard track, various rail car marshalling yards, trailer/container and automobile loading and unloading facilities, signaling system facilities, and a number of operating offices, shops and service house buildings.

On March 2, 1998, FECR entered into a Trackage Agreement with SCFE providing for, among other things, the exclusive operation and maintenance of 56 miles of branch mainline.

Tracks, their bridges and the fixed property and signal improvements supporting the transportation effort are maintained to a level equaling the needs of service. The mainline and its passing tracks are, in general, constructed of 132-pound per yard continuous welded rail supported on concrete crossties. These facilities provide a reliable infrastructure for the conduct of a transportation service suited to the business demands of the railway's customers, to include unrestricted movement of double-stacked containers, tri-level automobiles and heavier axle rail cars.

The branch mainlines, way switching and yard tracks are, for the most part, of 115-pound per yard materials supported by wood ties. These tracks and certain mainline yard tracks are of a lesser weight of rail supported on wood ties.

FECR owns 72 diesel electric locomotives; 2,353 freight cars; 994 trailers for highway revenue service; numerous pieces of rail-mounted and non-rail-mounted work equipment, and numerous automobiles used in maintenance and transportation operations. Generally, FECR's equipment is in good physical condition, considering its years of service and operating utilization.

FECR currently leases approximately 1,800 rail cars from Greenbrier Leasing Corporation and other entities, with lease lengths of up to five to ten years, cancelable every three years. The lease terms call for FECR to be billed an hourly rate based upon the length of time the car is on-line versus off-line. As a car goes off-line, a revenue sharing arrangement goes into effect whereby Greenbrier and FECR apportion the revenue based upon the length of time the car is off-line.

FECR also owns lands outside of the right-of-way. These holdings include certain properties in downtown Miami and large rail yards in Jacksonville, Fort Pierce and Miami. Some of FECR's land portfolio includes the following:

Right-of-Way Corridors

Several corridors, upon which rail service is not currently provided, remain under control of FECR. The corridor in Volusia and Brevard Counties is approximately 25 miles in length and contains 331 acres.

Also, a corridor extends from Edgewater to Maytown connecting to the Aurantia to Benson Junction corridor. This corridor is approximately 16 miles in length and contains 191 acres.

A corridor extends for approximately six miles from the Miami International Airport, southerly to a major metropolitan mall in Miami-Dade County. The northerly portion of this corridor remains in rail service.

Buena Vista Yard Property

This approximate 56-acre site is located along North Miami Avenue between NW 36th Street and NW 29th Street, Miami, Florida. The property is the former site of FECR's downtown rail yard. It is the largest vacant parcel near downtown Miami.

**Miami Freight House Site**

This site consists of 6.8 acres, located along SW 3rd Street, with approximately 345' of frontage on the Miami River. This prime location is located near the Downtown Government Center in the downtown district of Miami.

**Miller Shops West**

An approximate 215-acre parcel is located along the headwaters of the San Sebastian River in St. Augustine. This parcel is part of FECR's former mechanical shop property.

**Cadillac Gauge Property**

This property is located on Cidco Road in Cocoa, Florida, in an industrial area. This property has over 100,000 sq. ft. of warehouse space on 72 acres of land. The property offers a variety of uses and is currently being marketed for sale.

*Trucking*

In January 2001, FLX leased 10,120 sq. ft. of office space in Jacksonville, Florida from Flagler for its corporate headquarters. In 2000, FLX leased 7,168 sq. ft. of office space in Jacksonville, Florida from the prior owner of FLX. The lease was terminated December 31, 2000.

FLX leases 717 sq. ft. of office space from FECR in Jacksonville, Florida, and 1,700 sq. ft. of office space in Atlanta, Georgia. FLX previously leased 2,500 sq. ft. in Atlanta, Georgia for terminal dispatching operations. The lease was terminated on May 31, 2001.

FLX has approximately 156 tractors available, including 94 owner-operated tractors. FLX has a total of 280 trailers in its fleet, consisting of 255-53', 24-48' and 1-45' dry vans.

*Real Estate*

At year-end 2001, Flagler's commercial and industrial portfolio included 54 buildings aggregating 6.0 million rentable sq. ft. Flagler's income-producing properties are detailed below:

FLAGLER'S INCOME-PRODUCING PROJECTS
(at December 31, 2001)

| Location | No. of Bldgs. | Type | Rentable Square Feet | Occupied Square Feet | % Occupied | Year Built |
|---|---|---|---|---|---|---|
| duPont Center Jacksonville, FL | 2 | Office Buildings | 160,000 | 133,000 | 83 | 1987-88 |
| Gran Park at Deerwood Jacksonville, FL | 5 | Office Buildings | 653,000 | 620,000 | 95 | 1996-00 |
| Gran Park at Jacksonville | 1 | Office Building | 125,000 | 125,000 | 100 | 1999 |
| Jacksonville, FL | 4 | Office/Showroom/Warehouses | 441,000 | 384,000 | 87 | 1997-99 |
| | 1 | Front Load Warehouse | 99,000 | 99,000 | 100 | 1997 |
| | 1 | Rail Warehouse | 108,000 | 57,000 | 53 | 1997 |
| Gran Park at the Avenues | 3 | Office Buildings | 242,000 | 209,000 | 86 | 1992-95 |
| Jacksonville, FL | 3 | Office/Showroom/Warehouses | 173,000 | 126,000 | 73 | 1992-97 |
| | 2 | Office Warehouses | 302,000 | 293,000 | 97 | 1994-96 |
| Gran Park at SouthPark | 4 | Office Buildings | 571,000 | 475,000 | 83 | 1998-01 |
| Orlando, FL | 2 | Office/Showroom/Warehouses | 265,000 | 185,000 | 70 | 1998-01 |
| Beacon Station at Gran Park | 1 | Office Building | 101,000 | 101,000 | 100 | 2000 |
| Miami, FL | 5 | Office/Showroom/ Warehouses | 369,000 | 369,000 | 100 | 1988-94 |
| | 7 | Office Warehouses | 889,000 | 853,000 | 96 | 1990-97 |
| | 4 | Rail Warehouses | 397,000 | 397,000 | 100 | 1989-94 |
| | 7 | Front Load Warehouses | 790,000 | 790,000 | 100 | 1991-95 |
| | 1 | Double Front Load Warehouse | 239,000 | 239,000 | 100 | 1993 |
| | 1 | Office Service Center | 39,000 | 39,000 | 100 | 1994 |
| Total-100% owned buildings | 54 | | 5,963,000 | 5,494,000 | 92 | |

Note: An additional 638,000 sq. ft. of rentable office and industrial product is jointly owned in 50/50 partnerships with Duke Realty Corporation. These properties are located in Weston and Miami, Florida.

The Company periodically reviews its inventory of income-producing commercial and industrial properties and undeveloped properties to determine how best to maximize its value, including strategic disposition alternatives. The Company continually invests in the development of additional rentable commercial and industrial space, and currently has 559,978 sq. ft. in lease-up, 97,000 sq. ft. under construction, and 590,550 sq. ft. in the pre-development stage, (see *Part I, Item 1. Business in this Report on Form 10-K*).

Flagler's land portfolio includes the following major land holdings:

Ball Tract

A 2,150-acre tract located in northern St. Johns County along the US 1 corridor between Jacksonville and St. Augustine. The property fronts on US 1 to the west, the Intracoastal Waterway to the east, and lies between two large announced mixed-use residential and commercial communities not yet under development. Flagler also expects this property to be developed as a master planned community, incorporating both residential and commercial uses, but must first seek and obtain various land use approvals from state, regional and local governmental entities.

Lemberg North

A 580-acre tract located in northern St. Johns County along US 1 between Jacksonville and St. Augustine. The property fronts along the western boundary of FECR's mainline which is immediately adjacent to US 1. Flagler expects to develop the property as a rail-oriented industrial park, but must first seek and obtain various approvals from state, regional and local governmental entities.

Miller Shop

A 285-acre tract, partially owned by Flagler and FECR (Flagler, 70 acres; FECR, 215 acres), located in St. Johns County along US 1 at the northern boundary of the city of St. Augustine. The property fronts US 1 on the east, and the San Sebastian River on the west. Flagler expects to master plan this property for a variety of mixed uses of commercial, industrial and residential. Additionally, Flagler has received entitlements for 150,000 sq. ft. of commercial development on 28 acres of the property.

National Gardens

A 5,900-acre tract located in Volusia and Flagler Counties divided by the intersection of I-95 and US 1. Flagler is currently evaluating strategic alternatives for this property.

TICO Tract

A 1,700-acre tract located in northern unincorporated Brevard County just to the southwest of the city limits of Titusville. The property fronts along I-95, SR 405 and US 1 and surrounds the Space Coast Executive Airport on two sides. Flagler is currently evaluating strategic alternatives for this property.

Fort Pierce K-4

A 565-acre tract located in St. Lucie County at the southeast quadrant of the intersection of I-95 and the Florida Turnpike. The land use designation for the property is for mixed-use development, with 160 acres of the property presently zoned for heavy industrial. The remainder is presently zoned for agriculture residential. When market analysis reflects the proper demand for industrial use, Flagler could develop the industrial zoned property for sale. Various approvals from state, regional and local governmental entities will be required.

107th Avenue Property (Section 8)

A 465-acre undeveloped tract located in west Dade County bounded by NW 107th Avenue (west), NW 90th Street (north), NW 74th Street (south) and NW 97th Avenue (east). The property is contiguous to the southeast corner of Beacon Station, Flagler's 500-acre master planned commercial and industrial development, and plans are to develop the property in a similar manner.

Downtown Miami Lots

A 9-acre tract located in downtown Miami fronting on NW 1st Avenue adjacent to the Miami Arena and less than one block from an announced federal courthouse. The future land use designation and zoning of the property are for office/mixed-use. Flagler is evaluating the development of the property for the allowable use.

Port Everglades

A 97-acre tract of developable land located in sections of Port Everglades Industrial Park, Broward County, Florida. The Company is currently developing this land with industrial warehouses. This property is leased with an initial term of 35 years and six additional 10-year lease extension options.

Overview of FECI Land Holdings

The Company owned and managed 16,985 acres of land at year-end 2001, which included 473 acres on which buildings are located; 939 acres of developed land with entitlements, including the projects under development described in Item 1, Part 1 of this Report; 14,332 acres of undeveloped land, including the undeveloped properties described in Item 1, Part I of this Report, and 1,241 acres owned by FECR. These properties are held for lease, development and/or sale and are in fifteen counties of the state of Florida as follows:

| COUNTIES | FLAGLER ACRES | FECR ACRES | TOTAL ACRES |
|---|---|---|---|
| Brevard | 2,369 | 221 | 2,590 |
| Broward | 78 | 5 | 83 |
| Dade | 1,333 | 106 | 1,439 |
| Duval | 1,360 | 5 | 1,365 |
| Flagler | 3,461 | 1 | 3,462 |
| Indian River | 5 | - | 5 |
| Manatee | 86 | - | 86 |
| Martin | 68 | 2 | 70 |
| Okeechobee | - | 14 | 14 |
| Orange | 176 | - | 176 |
| Palm Beach | 9 | 18 | 27 |
| Putnam | - | 86 | 86 |
| St. Johns | 3,324 | 61 | 3,385 |
| St. Lucie | 566 | 43 | 609 |
| Volusia | 2,909 | 679 | 3,588 |
| Total | 15,744 | 1,241 | 16,985 |

*Telecommunications*

EPIK leases approximately 30,000 sq. ft. of office space in Orlando, Florida where its corporate headquarters are located, and approximately 4,700 sq. ft. of office space in Miami, Florida for its Miami sales office. EPIK owns or leases 54 specialized telecommunications huts, totaling approximately 61,000 sq. ft., located on land owned by EPIK or held under long-term ground leases, to house telecommunications equipment along the Southeast footprint in Florida and Georgia. EPIK also leases or owns four "carrier hotel"-sized collocation facilities in Orlando, Florida, Tampa, Florida, Jacksonville, Florida and Atlanta, Georgia, with approximately 63,000 sq. ft. EPIK owns a warehouse in Fort Lauderdale, Florida, with approximately 20,000 sq. ft., used to store network materials and supplies.

ITEM 3. *LEGAL PROCEEDINGS*

The Company is a defendant and plaintiff in various lawsuits resulting from its operations. In the opinion of management, adequate provision has been made in the financial statements for the estimated liability, which may result from disposition of such matters. The Company maintains comprehensive liability insurance for bodily injury and property claims, but also maintains a significant self-insured retention for these exposures, particularly at the Railway.

The Company is subject to proceedings and consent decrees arising out of historic disposal of fuel and oil used in the transportation business. It is the Company's policy to accrue environmental cleanup costs when it is probable that a liability has been incurred and an amount can be reasonably estimated. As assessments and cleanups proceed, these accruals are reviewed and adjusted.

The Company is participating, together with several other potentially responsible parties (PRPs), in the remediation of a site in Jacksonville, Florida pursuant to an agreement with the United States Environmental Protection Agency (USEPA). The site previously accepted waste oil from many businesses. The Company has accrued its estimated share of the total estimated cleanup costs for the site. Based upon management's evaluation, the Company does not expect to incur additional amounts, even though the Company may have joint and several liability.

FECR is investigating sites where contaminants from historic railroad operations may have migrated off-site through the movement of groundwater or contaminated soil. FECR, if required as a result of the investigation, will develop an appropriate plan of remediation, with possible alternatives including natural attenuation and groundwater pumping and treatment. Historic railroad operations at the Company's main rail facilities have resulted in soil and groundwater impacts. In consultation with the Florida Department of Environmental Protection (FDEP), the Company operates and maintains groundwater treatment systems at its primary facilities.

FECR is one of several PRPs alleged to have contributed to the environmental contamination at and near the Miami International Airport. The allegations are contained in a lawsuit filed by Miami-Dade County but not officially served on the Railway. The Company does not currently possess sufficient information to reasonably estimate the amount of remediation liability, if any, it may have in regard to this matter. While the ultimate results of the claim against FECR cannot be predicted with certainty, based on information presently available, management does not expect that resolution of this matter will have a material adverse effect on the Company's financial position, liquidity or results of operation.

The Company monitors a small number of sites leased to others, or acquired by the Company or its subsidiaries. Based on management's ongoing review and monitoring of the sites, and the ability to seek contribution or indemnification from the PRPs, the Company does not expect to incur material additional costs, if any.

EPIK owns a site in Jacksonville, Florida at which field investigation indicates some contamination of soil and groundwater by petroleum products. EPIK is vigorously pursuing relief against PRPs, including a large petroleum and gasoline service company. Based on the information currently available, the Company does not believe the costs of remediation, even if borne by the Company, will be material.

It is difficult to quantify future environmental costs as many issues relate to actions by third parties or changes in environmental regulations. However, based on information presently available, management believes that the ultimate disposition of currently known matters will not have a material effect on the financial position, liquidity or results of operations of the Company.

EPIK is involved as a creditor in several bankruptcy proceedings involving certain of its customers.

### ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no matters submitted to a vote of security holders during the fourth quarter of 2001.

## *ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCK HOLDER MATTERS*

### Price Range of Common Stock and Dividend Policy

The common stock of FECI is traded on the New York Stock Exchange with the symbols FLA (Class A common) and FLA.b (Class B common). As of March 15, 2002, there were 573 holders of record of the Company's Class A common stock and 1,123 holders of record of Class B common stock.

The following table shows the high and low sales prices and dividends per share by quarter for 2001 and 2000:

| Common Stock Price 2001 | High | Low | Cash Dividends Paid |
|---|---|---|---|
| Fourth Quarter | | | |
| Class A | $24.20 | $17.00 | $.025 |
| Class B | $22.60 | $17.25 | $.025 |
| Third Quarter | | | |
| Class A | $36.25 | $20.45 | $.025 |
| Class B | $35.30 | $20.55 | $.025 |
| Second Quarter | | | |
| Class A | $39.70 | $29.57 | $.025 |
| Class B | $37.40 | $28.40 | $.025 |
| First Quarter | | | |
| Class A | $40.07 | $31.30 | $.025 |
| Class B | $39.70 | $29.70 | $.025 |
| 2000 | | | |
| Fourth Quarter | | | |
| Class A | $41.50 | $33.75 | $.025 |
| Class B | $40.63 | $33.25 | $.025 |
| Third Quarter | $44.94 | $37.13 | $.025 |
| Second Quarter | $49.94 | $37.50 | $.025 |
| First Quarter | $51.00 | $37.19 | $.025 |

The Company pays quarterly cash dividends on its outstanding shares of common stock. The determination of the amount of future cash dividends, if any, to be declared and paid by the Company will depend upon, among other things, the Company's financial condition, funds from operations, level of capital expenditures, future business prospects and other factors deemed relevant by the Board of Directors. The closing prices of the Company's Class A and Class B common stock were $29.05 and $27.09, respectively, as of March 15, 2002.

## ITEM 6. *SELECTED CONSOLIDATED FINANCIAL DATA*

The selected consolidated financial data set forth below with respect to the Company's consolidated statements of income for each of the five years in the period ended December 31, 2001, and with respect to the consolidated balance sheets for the same periods are derived from the consolidated financial statements. This selected financial data should be read in conjunction with Item 7. Management's Discussion of Financial Condition and Results of Operations, and Notes 1 and 4 to the Financial Statements and Supplementary Data (Item 8) included elsewhere herein.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (dollars in thousands, except per share amounts) | 2001 | 2000 | 1999 | 1998 | 1997 |
| **Income Statement Data:** | | | | | |
| Operating Revenues | **298,843** | 276,276 | 323,887 | 246,812 | 249,762 |
| Operating Expenses | *(397,157) | **(241,092) | ***(262,863) | (189,939) | (198,198) |
| Operating Profit (Loss) | **(98,314)** | 35,184 | 61,024 | 56,873 | 51,564 |
| Net Interest Income (Expense) | **(4,177)** | 2,834 | 4,366 | 3,961 | 4,738 |
| Other Income | **2,676** | 4,998 | ***620 | 9,365 | 6,655 |
| Income (Loss) before Income Taxes | **(99,815)** | 43,016 | 66,010 | 70,199 | 62,957 |
| Provision for Income Taxes | **38,429** | (17,258) | (25,231) | (26,578) | (22,822) |
| Net Income (Loss) | **(61,386)** | 25,758 | 40,779 | 43,621 | 40,135 |
| Earnings (Loss) Per Share-Basic | **($1.69)** | $0.71 | $1.12 | $1.20 | $1.11 |
| Earnings (Loss) Per Share-Diluted | **($1.69)** | $0.70 | $1.12 | $1.20 | $1.11 |
| Weighted-Average Shares-Basic | **36,397** | 36,365 | 36,302 | 36,286 | 36,286 |
| Weighted-Average Shares-Diluted | **36,397** | 36,706 | 36,509 | 36,299 | 36,286 |
| Cash Dividends Declared on Common Stock | **3,652** | 3,643 | 3,636 | 3,627 | 3,624 |
| Cash Dividends Declared Per Share on Common Stock | **$0.10** | $0.10 | $0.10 | $0.10 | $0.10 |

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| (dollars in thousands) | 2001 | 2000 | 1999 | 1998 | 1997 |
| **Balance Sheet Data:** | | | | | |
| Total Assets | **1,200,670** | 1,111,538 | 910,878 | 871,541 | 825,490 |
| Cash and Investments | **14,089** | 32,690 | 102,552 | 85,423 | 103,144 |
| Properties Less Accumulated Depreciation | **1,064,899** | 989,283 | 742,176 | 720,891 | 663,672 |
| Long-Term Debt | **282,784** | 88,000 | - | - | - |
| Shareholders' Equity | **684,169** | 748,104 | 724,441 | 686,831 | 648,875 |

*Restructuring and other costs and asset impairment charges of $110,209 are included in operating expenses for the year ended December 31, 2001.

**Restructuring and other costs of $5,282 are included in operating expenses for the year ended December 31, 2000.

***Special charges of $7,487 and $762 are included in operating expenses and other income, respectively, for the year ended December 31, 1999.

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Management's discussion and analysis should be read in conjunction with Item 8. Financial Statements, Item 1. Business, and Item 2. Properties, included elsewhere herein. The following discussion contains forward-looking statements (see cautionary statement at the front of this Report). The Company's actual results may differ significantly from those projected in the forward-looking statements.

### General Overview

FECI is a holding company engaged, through four wholly owned subsidiaries, in the rail, trucking, real estate and telecommunications businesses.

Except for certain of the Company's trucking and telecommunications assets and operations, the Company's assets and operations are located in the state of Florida. Consequently, the Company's performance is significantly affected by the general health of the Florida economy, while more broadly affected by the national economy.

The Company generates rail operating revenues primarily from the movement of freight in both conventional freight cars and intermodal shipments of containers and trailers on flatcars over its rail lines. Freight revenues are recorded as freight moves from origin to destination. Modest non-freight operating revenues are derived from demurrage and detention (equipment per diem paid by customers), switching, weighing, special train and other transportation services. The Company has one railroad customer that accounted for approximately 19 percent, 18 percent and 17 percent of railroad's operating revenues in 2001, 2000 and 1999, respectively. The Company does not believe that this customer will cease to be a rail shipper, or will significantly decrease its freight volume in the near future.

The Company's rail and trucking operating expenses consist of salaries and wages and related payroll taxes and employee benefits, depreciation, insurance and casualty claim expense, diesel fuel, car hire, property taxes, materials and supplies, purchased services and other expenses. Many of the railway's operating expenses are of a relatively fixed nature, and do not increase or decrease proportionately with increases or decreases in operating revenues unless the Company's management takes specific actions to restructure the Company's operations. The Company experiences increases/decreases in fuel costs as the price of diesel fuel fluctuates in the market.

Trucking revenues are generated by various services, including full over-the-road service, intermodal pick up and delivery and transportation brokerage.

The Company's real estate operations are cyclical and are affected by local demographic and general economic trends and the supply and rate of absorption of new construction. Although the Company's real estate business has a large portfolio of income-producing properties that are expected to provide reasonably stable operating results, the Company's real estate earnings may be significantly affected from period to period by the nature and timing of sales of developed property and other real estate assets.

Real estate operating revenues are generated from (i) rental agreements on its commercial and industrial portfolio of buildings, as well as rents on its land holdings, (ii) sales of land and/or buildings and (iii) development services provided to customers.

Real estate operating expenses include costs of managing its commercial and industrial properties and costs associated with land and building sales. The Company incurs property management expenses, such as building maintenance, leasing costs and property taxes, beginning when buildings are completed and placed in the Company's inventory of leasable properties. The Company sells certain real estate holdings when the return on such sales is considered advantageous, causing fluctuations in costs of real estate sales based on the volume and timing of such dispositions.

Passive telecommunications revenues are generated from leases of railroad right-of-way to other telecommunications companies for the installation of fiber optic and other facilities. EPIK's telecommunications revenues are generated from a variety of product offerings, including leasing of bandwidth capacity on the lit network, long-term contracts for collocation space and dark fiber along the Southeast regional footprint, as well as metro fiber rings being developed/completed in ten major Florida/Georgia metropolitan cities (Atlanta, Jacksonville, Orlando, Tampa, Miami, Daytona, Fort Lauderdale, Fort Myers, St. Augustine and Melbourne). Bandwidth capacity, collocation and dark fiber revenues are recognized ratably over the term of the contract.

EPIK's telecommunications expenses are primarily related to customer service, network operations and sales and marketing activities. These expenses include salaries and wages, employee benefits, professional services and purchased services. Also, included in telecommunications expenses is depreciation related to the completed Southeast network and operational infrastructure (i.e., buildings, furniture, etc.)

**Results of Operations for 2001 compared to 2000 and 2000 compared to 1999**

Discussions are based on segment information – see Note 8 included in Item 8 of this Report.

***Railway***

During 2001 and 2000, FECR's management team continued its focus on improving profitability. Important investments, in both operational and human capital, were made during these periods to enhance customer service and safety while controlling costs. During the 2001 and 2000 period, FECR recruited and deployed more sales and marketing personnel to focus on identifying new customers, improve revenues from existing customers and serve customers better. Recent successes include significant new business in shipments of foodstuff commodities, the introduction of an Atlanta-based intermodal service – the "Hurricane Train," a program in South Florida where FECR competes directly with barge companies on northbound container traffic. Also, FECR generated record levels of aggregate revenues during 2001 and 2000. Over the last two years, the Company invested $64 million of capital in equipment, improved physical plant and new technologies at FECR.

The outlook for 2002 is for modest growth in revenue, assuming an economic recovery in the second half. Revenue growth is expected primarily from FECR's continued efforts to grow its intermodal business, continued increases in food and kindred traffic, and new business relationships the FECR is working to develop. Capital spending is expected to range between $30 and $35 million in 2002.

**Revenues – 2001 versus 2000**

Railway segment's operating revenues were down $4.1 million at $160.7 million for 2001 versus $164.8 million for 2000. Most of this decrease resulted from decreased ($2.0 million) accessorial charges (switching, demurrage, detention, flips, etc.) as customers utilized FECR's equipment or other accessorial services more efficiently. Freight revenues were $157.2 million for 2001 compared with $157.7 million for 2000. Revenues from automobiles increased $0.5 million as manufacturers replenished dealer stocks depleted by favorable incentives and financing programs. Revenues from foodstuffs increased $0.6 million due to significant new business from Tropicana Products, Inc. Revenues from various commodities increased by $1.0 million, most notably in the metals and ore commodities, as increased loads of northbound scrap metals moved to "mini-mills," as well as other increased traffic from metals and ore customers. Offsetting these increases were decreases in aggregate revenues of $0.8 million because loads fell 4.9 percent to 106,473, close to 2000's record levels of 111,921 loads, as private construction and public projects continued to take place during 2001, but did not return to demand levels seen in 2000. Also, intermodal revenues decreased $0.9 million for the year as the overall economy slowed. However, FECR originated and interlined intermodal loads, and revenues increased (4,082 units and $0.4 million, respectively) primarily the result of greater marketing efforts by the Company.

**Expenses – 2001 versus 2000**

Operating expenses decreased $1.7 million to $119.5 million compared with $121.2 million in 2000. Primary contributors to the decrease are: fuel cost decrease of $0.9 million as fuel prices dropped in 2001 and overall consumption improved (2.0 percent on gallons used); car hire net cost decrease of $0.7 million as continued emphasis on car utilization improved FECR's net position; repairs billed to/by others net decrease of $1.6 million attributable to the improved condition of the equipment fleet, and improved systems and processes for identifying contractually recoverable costs of outside party arrangements; and a decrease of $1.6 million in general and administrative costs as overall information technology and administrative costs have been reduced. Partially offsetting these decreased expenses were increases in depreciation ($1.6 million), reflecting recent years' capital programs and increased compensation costs as FECR added personnel to improve sales and marketing efforts and other operational opportunities.

Revenues – 2000 versus 1999

FECR's operating revenues were comparable at $164.8 million for 2000 versus $164.9 million for 1999. While aggregate loadings remained strong at 111,921 loads, an increase of 1,666 units over 1999 results, decreased intermodal traffic offset the aggregate revenue gains. Intermodal traffic continues to be adversely affected by operational difficulties of connecting carriers and a general softening of the economy, especially during the second half of 2000. Aggregate loadings reflected a strong Florida economy where private construction and public projects (e.g., highways, etc.) continued to demand aggregate products. All other traffic types were comparable year–over–year. Miscellaneous freight charges, which include switching, demurrage, detention and rents for operating properties/facilities, increased $0.9 million due to increased focus on provisioning and billing these value added services for FECR's customers.

Expenses – 2000 versus 1999

Excluding a 62.3 percent fuel price increase ($5.0 million) and the 1999 special charges ($5.5 million), FECR's operating expenses decreased by $8.7 million or 7.0 percent over 1999. Decreases in expenses included labor and benefits ($2.3 million), car hire ($1.2 million), casualty and insurance ($2.2 million), fuel efficiency ($1.0 million), and other costs, primarily derailment expenses ($0.9 million). Labor and benefits decreased as operational and headquarters' efficiencies allowed the number of employees to decrease by 6.0 percent. An increased focus on car utilization and velocity decreased car hire net costs by $1.2 million. Network operations were improved to allow significant improvement in total transit time for foreign equipment on FECR's rail line. Results for casualty and insurance expenses for 1999 included a $2.7 million settlement for a prior year's incident. During 2000, FECR effectively administered an improved shutdown policy, which helped to increase fuel efficiency by $1.0 million. FECR experienced a reduced number of derailments during 2000, which reduced costs by $0.8 million, the largest decrease in a number of decreases for other costs. Railway segment's operating ratio improved to 73.5 percent compared to 75.7 percent in 1999 (excluding special charges). On a fuel neutral basis, the operating ratio would have been 70.5 percent for 2000.

*Trucking*

While impacted by difficult industry conditions, FLX achieved important organizational and operational milestones during 2001 and 2000, including relocation of its Company's headquarters, implementation of new systems, integration of intermodal sales and marketing efforts with FECR such as the Atlanta "Hurricane Train," and establishing strategic new carrier relationships to grow the business. These efforts required additional transition and implementation costs. While the Company expects the difficulties in the trucking industry to continue in the near term, FLX plans to increase services offered in conjunction with the Railway so as to be well positioned when the economy turns around.

Revenues – 2001 versus 2000

FLX's revenues from trucking operations for 2001 were $36.2 million compared to $31.6 million for the same period in 2000. While revenues increased by $4.6 million or 14.6 percent primarily as a result of the Company's new agency relationships in 2001, the continued slowdown in U.S. economic growth has adversely affected the trucking industry and FLX during 2001, resulting in downward pressure on prices and a more competitive market for loadings. Additionally, FLX has seen weakness in "sub-haul traffic" from other truck carriers, an important product offering in FLX's business plan. Traffic interchanged with FECR decreased 1.5 percent compared to 2000, although increased marketing efforts by FLX and FECR largely overcame the effect on interchange levels of declines in industry-wide traffic resulting from the slower economy in 2001.

Expenses – 2001 versus 2000

Expenses for 2001 increased to $42.5 million from $39.8 million in 2000. Expenses in 2000 included a number of costs and restructuring charges, approximately $5.3 million pre-tax, associated with the relocation of the Company's headquarters from Cincinnati, Ohio to Jacksonville, Florida, as well as force reductions and severance payments, and the addition of new facilities and staff at the new headquarters. The 2000 costs and charges also included the restructuring of the existing terminal network, the opening of an additional terminal in Charlotte, North Carolina, and a charge for the impairment of goodwill associated with the original acquisition and operations.

Increases in 2001's expenses include increased agency related costs (included in purchased services operating expenses), line-haul costs, and bad debt provisions. Expenses in 2001 also included costs associated with its organizational and operational changes, including additional severance costs and system conversion costs. The Company had an operating loss of $6.3 million in 2001 compared to $8.2 million in 2000.

**Revenues – 2000 versus 1999**

The Company's trucking subsidiary's operating revenues increased to $31.6 million in 2000 from $29.0 million in 1999. This increase reflects improved sales efforts resulting in additional customer accounts. For the year, traffic interchanged with FECR improved by 14 percent.

Expenses – 2000 versus 1999

Trucking expenses increased $9.5 million to $39.8 million at December 31, 2000. Increased expenses reflected a number of costs and restructuring charges, including expenses associated with relocation of the Company's headquarters from Cincinnati, Ohio to Jacksonville, Florida, as well as force reductions and severance payments, and the addition of new facilities and staff at the new headquarters. The costs and charges also included the restructuring of the existing network, the opening of an additional terminal in Charlotte, North Carolina, and a charge for the impairment of goodwill associated with the original acquisition and operations of FLX. The total amount of the pre-tax charges is $5.3 million.

Excluding the costs and restructuring charges, operating expenses were $34.5 million compared with $30.2 million for the same period last year. This increase in expenses primarily relates to insurance and casualty costs ($0.7 million), increased fuel costs ($0.6 million), and transition costs for the new management team ($0.3 million), as well as higher line-haul costs associated with increased revenues (driver costs $0.1 million), drayage costs ($0.9 million), brokerage costs ($0.4 million), equipment lease expense ($0.5 million), and ($0.7 million) increase in rail interchange costs.

*Real Estate*

During 2001, Flagler saw its portfolio of income-producing projects grow to 54 owned buildings, and four buildings held in joint ventures. These important investments led to record levels of rental revenues at Flagler in 2001. During 2001, Flagler addressed the softness in the real estate market by reducing its scheduled capital expenditures program by $38 million. Flagler focused on build-to-suit projects rather than new, speculative buildings which assisted Flagler in maintaining property occupancy rates. Because of Flagler's deliberate deferral of programmed 2001 and 2000 capital expenditures, revenue growth is expected to moderate in the near term. Flagler's land holdings with entitlements for construction of 13.6 million sq. ft. of new buildings, offers opportunities for further investment when market demand returns to higher levels. In 2002, the Company expects to reaccelerate Flagler's investment program if market demand increases. The Company intends to continue its program to realize the value of its extensive land holdings at Flagler and the Railway by developing or monetizing them.

Flagler's future rate of growth, profitability, capital investment, and sales of land depends, in part, on the extent of future demand in Florida's commercial real estate markets, which is subject to uncertainty.

Revenues – 2001 versus 2000

Combined revenues from Flagler and other realty operations were $89.2 million for 2001 compared to $75.0 million for 2000. The increase over prior year is associated with increased rental revenues and real estate sales in 2001. Combined real estate sales generated revenues of $22.5 million in 2001, an increase of $5.0 million over 2000 real estate sales of $17.5 million. Flagler continued to focus on strategic dispositions of surplus land holdings during 2001, resulting in increased revenues. Flagler's rental and services operations generated $63.0 million in 2001 rental revenues compared to $54.2 million in 2000. Included in Flagler's 2001 rental and services revenues were a $1.5 million lease termination fee, and a $0.8 million development fee. Other rental revenues increased $0.4 million or 12.7 percent to $3.7 million in 2001.

At year-end 2001, Flagler held 54 operating buildings, with 6.0 million rentable sq. ft., which were 92.0 percent occupied at year-end 2001. Flagler's "same store" properties, including 49 buildings, with 5.1 million rentable sq. ft., were 94.0 percent occupied at December 31, 2001 compared to 93.0 percent occupied at December 31, 2000.

"Same store" rental revenues increased by $3.1 million or 5.9 percent to $53.9 in 2001 compared to $50.8 million in 2000.

During 2001, a Flagler owned build-to-suit property, representing 101,000 sq. ft. and placed in service in 2000, generated 2001 rental revenues of $1.2 million. In the second quarter of 2001, a 300,000 sq. ft. build-to-suit facility was completed and placed in service, which generated rental revenues of $1.0 million. Three additional properties, totaling 408,000 sq. ft. of rental space, received certificates of occupancy during 2000 and are currently in the lease-up phase of operations. Together, these properties generated 2001 rental revenues of $3.8 million. Additionally, Flagler completed development of a 200,000 sq. ft. build-to-suit for sale, generating development services revenue of $0.8 million in 2001.

At the end of 2001, Flagler had 10 projects, representing 1.2 million sq. ft., in various stages of development (approximately 559,978 sq. ft. in lease-up, 97,000 sq. ft. in construction, and 590,550 sq. ft. in pre-development).

The Company utilizes a supplemental performance indicator, in addition to operating profit, to measure operating results from its real estate operations. This measure is earnings before interest expense, income taxes, depreciation and amortization (EBITDA). EBITDA is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles, nor is it necessarily indicative of cash available to fund cash requirements and should not be considered as an alternative to cash flows as a measure of liquidity. However, the Company believes EBITDA provides relevant information about its real estate operations and, along with operating profit, in understanding its real estate operating results.

EBITDA generated by the realty segment totaled $48.0 million for 2001 compared to $39.8 million in the prior year. The increase relates to Flagler's 2001 leasing activity, and real estate sales and earnings from equity partnerships. EBITDA from Flagler's operating rents increased $5.7 million or 15.8 percent to $42.0 million in 2001 compared to $36.3 million in 2000. EBITDA from Flagler's real estate sales increased $3.3 million or 42.4 percent to $11.1 million in 2001 from $7.8 million in 2000. Flagler's 2001 real estate sales included the strategic disposition of certain land holdings, as well as an operating property. Offsetting these gains, other realty EBITDA decreased to $2.2 million in 2001 compared to $4.7 million in 2000, primarily the result of rent expense for certain South Florida property acquired through lease in late 2000. Flagler's development services generated $0.8 million of EBITDA during 2001.

Flagler's EBITDA from rental operations, net of overheads, increased $7.3 million or 26.7 percent to $34.7 million in 2001 compared to $27.4 million in 2000. EBITDA (loss) related to rail realty rental operations was ($0.1) million in 2001, a decrease of $3.0 million compared to 2000's rail realty rental EBITDA of $2.9 million, primarily the result of the rent expense mentioned above.

"Same store" rental EBITDA increased 8.0 percent to $37.1 million in 2001 compared to $34.4 million in 2000. New properties completed in 2000 and 2001 (including properties currently in the lease-up phase) contributed $4.6 million to 2001's EBITDA compared to $1.4 million in 2000. Properties disposed of in 2001 generated rental EBITDA of $0.2 million, consistent with 2000.

**Expenses – 2001 versus 2000**

Realty segment rental and sales operating expenses (including depreciation and amortization) increased $9.3 million or 17.2 percent to $63.3 million in 2001 compared to $54.0 million in 2000. Increases in operating expenses were primarily depreciation costs ($3.5 million) as new product (primarily buildings) delivered in 2000 and 2001 came on line. Directly related to this delivery of new product were increased "recoverable expenses" of $1.4 million. Selling, general and administrative non-recoverable expenses increased $3.8 million, reflecting increased other realty expenses associated with increased rent expense on property leased in South Florida commencing in 2000. Also, Flagler's corporate staff and related costs increased as additional functions were transitioned from The St. Joe Company, which entails some partially temporary increases in expenses. Realty sales expenses increased $1.3 million, reflecting the increased sales activity during 2001.

**Revenues – 2000 versus 1999**

Realty rental and sales revenues from both Flagler and other realty operations was $75.0 million for 2000 compared to $129.6 million for 1999. The decrease from the prior year is primarily associated with real estate sales in 1999 that generated $78.4 million in revenue, and included the disposal of three business parks with 1.5 million sq. ft. of land and several undeveloped land parcels. Sales of several undeveloped land parcels generated

$17.5 million in revenues in 2000. The decrease in revenues associated with real estate sales was somewhat offset by increases in rental revenues. Flagler's rental operations generated $54.2 million in 2000 rental revenues compared to $48.2 million in 1999. Other rental revenues increased to $3.3 million in 2000 compared to $3.0 million in 1999.

At year-end 2000, Flagler held 51 finished buildings with 5.3 million sq. ft. and 93.0 percent occupancy. Flagler's "same store" properties, including 46 buildings with 4.7 million sq. ft., were 94.0 percent occupied at December 31, 2000 compared to 89.0 percent at December 31, 1999. "Same store" rental revenues increased by $2.1 million, with $43.7 million generated in 2000 over $41.6 million in 1999. Increases were principally due to occupancy improvements.

Four 100 percent owned Flagler operating properties, with 511,000 sq. ft. placed in service during 1999, were 89.0 percent occupied at year-end 2000. One 101,000 sq. ft. build-to-suit facility was placed in service during May 2000. Three additional properties, with 408,000 sq. ft., received certificates of occupancy during 2000 and are currently in lease-up period. Together, these properties generated $9.4 million in revenues during 2000, an increase of $7.6 million over 1999's revenues of $1.8 million. Operating properties that were sold during 1999 generated $3.5 million in revenues, with no corresponding revenues in 2000.

At the end of fourth quarter 2000, Flagler had 12 projects, with 1.8 million sq. ft., in various stages of development (408,000 sq. ft. in lease-up period; 532,000 sq. ft. under construction; 883,000 sq. ft. in pre-development).

EBITDA generated by the realty segment totaled $39.8 million for 2000 compared to $50.6 million in the prior year. The decrease is related to real estate sales. Flagler's real estate sales generated EBITDA of $7.8 million in 2000 compared to $21.0 million in the prior year. Flagler's 1999 sales EBITDA included the disposition of three business parks, including 1.5 million sq. ft., and several undeveloped land parcels. Flagler's 2000 sales included the disposition of ancillary land holdings only, with no operating properties sold during the year. Other realty land sales generated $1.8 million EBITDA in 2000 and $0.8 million in 1999.

EBITDA decreases related to real estate sales are somewhat offset by increases related to rental activities. Flagler's rental operations (net of overheads) generated 2000 EBITDA of $27.4 million over $26.1 million for 1999. EBITDA covering rail realty rental operations was $2.9 million in 2000 over $2.7 million for 1999.

Flagler's operating properties generated $36.3 million in 2000's rental EBITDA, with $32.4 million generated in the prior year. "Same store" EBITDA improved 4.0 percent with $29.8 million in 2000 compared to $28.5 million in 1999. New properties completed in 1999 and 2000 (including properties currently in lease-up period) contributed $6.5 million in 2000 EBITDA compared to $1.4 million in 1999. Properties that were disposed of generated $2.5 million in rental EBITDA during 1999, with no corresponding EBITDA in 2000.

**Expenses – 2000 versus 1999**

Realty rental and sales operating expenses (after depreciation and amortization) for both Flagler and other realty decreased from $94.8 million in 1999 to $54.0 million in 2000. The decrease is associated with fewer real estate sales in 2000. As previously discussed, sales in 1999 included the disposal of three business parks, with 1.5 million sq. ft. of operating properties, as well as several undeveloped land parcels. Sales for 2000 included undeveloped land parcels only, with no operating properties disposed of during the year. Sales expenses totaled $7.9 million for 2000 compared to $56.7 million in 1999.

Offsetting the decreases in expenses associated with real estate sales were increases in expenses related to rental activities. "Same store" rental expenses (before depreciation and amortization) increased by $0.9 million from $13.2 million in 1999 to $14.1 million in 2000. Expenses (before amortization and depreciation) related to projects completed in 1999 and 2000 (including those currently in lease-up period) increased by $2.4 million from $0.5 million in 1999 to $2.9 million in 2000. "Sold store" expenses were $1.1 million in 1999, with no corresponding expenses in 2000. Asset management fees/corporate overhead and depreciation/amortization increased by $4.8 million, all costs that are determined by the value of and/or additions to the portfolio, along with transition costs associated with Flagler's new management team.

***Telecommunications***

The telecommunications segment felt the general economic slowdown in 2001, and also experienced lower than expected demand growth and financial stress among industry participants, particularly freestanding independent telecommunications companies, including certain of EPIK's customers. These factors create uncertainties that continue to affect the telecommunications industry worldwide.

EPIK completed a state-of-the-art 1,850-mile lit network from Atlanta to Miami and throughout Florida in late 2001. The long-haul network includes extensions through metro rings in 10 locations with concentrations in five of the largest cities in the region, and through "express rings" to the five international cable landings in South Florida which service growing communication traffic between North and South America.

Reacting to the difficult telecommunications economic climate, the Company announced on November 14, 2001, a restructuring plan to reduce ongoing operating expenses and capital requirements at EPIK. The plan, currently in place, focused EPIK on growing revenues from its existing lit Southeast network while curtailing other initiatives. As a result, expected future cash operating expenses and capital requirements were substantially reduced. For 2002, EPIK is expected to show operating expenses of $41 to $45 million before depreciation and amortization, the amount to depend in part on the extent of revenue growth. Capital spending of $5 to $8 million is expected for discharge of previously contracted obligations and for network maintenance, with additional capital spending planned to be undertaken only as justified by new revenue-generating customer contracts.

Although the Company is seeking to develop additional revenues at EPIK in 2002, FECI estimates that without revenue growth beyond currently contracted backlog in 2002, EPIK would operate within $5 to $8 million of a breakeven net cash flow requirement (EBITDA after capital spending and income taxes). This result incorporates the expected income tax benefit of the Company's consolidation of EPIK's losses. Additional revenue in 2002 would entail additional capital investment, and a consequent increased net cash requirement in 2002.

In the fourth quarter of 2001, the Company recorded cash restructuring charges of $12.1 million before taxes. Also, the Company completed its previously announced review of the carrying value of EPIK's assets and recorded non-cash write-downs of $98.1 million before taxes for assets not required to operate the lit Southeast network.

**Revenues – 2001 versus 2000**

EPIK's revenues for 2001 were $11.5 million, up from $3.4 million in 2000. EPIK's revenues are primarily for lit services associated with its completed Southeast network. During the year, primarily the second half, certain of EPIK's customers experienced significant financial distress, including bankruptcies, and, accordingly, revenue growth was less than previously anticipated. Also, for this reason, EPIK's revenue backlog decreased to $101.9 million at December 31, 2001 from $184.8 million in 2000. From the backlog, EPIK is scheduled to recognize revenues of $14.7 million in the year 2002, $2.4 million of which is considered at credit risk. The foregoing factors and others, including telecommunications industry instability, create uncertainties in respect of EPIK's future revenues, profits and cash flows.

Revenues of $6.7 million from railway right-of-way leases for third party fiber and conduit were similar to 2000 levels.

**Expenses – 2001 versus 2000**

EPIK's operating expenses increased to $169.6 million for 2001 compared to $24.4 million for 2000. Of this $145.2 million increase, $110.2 million was related to restructuring and asset impairment charges recorded in the fourth quarter of 2001. $12.1 million was cash restructuring charges related to termination benefits for employees (approximately 105) and expected costs of terminating redundant collocation and commercial realty leases. The remaining $98.1 million of the $110.2 million charge relates to asset impairment reserves recorded for dark fiber/collocation assets and excess materials (see Note 4 of Item 8 of this Report). Operating expenses, excluding the restructuring and asset impairment charges, increased $35.0 million, reflecting the progressive completion of EPIK's operational network in 2001. Cost of service increased to $29.1 million in 2001 from $2.4 million in 2000. Selling, general and administrative costs increased to $30.3 million in 2001 from $22.0 million in 2000.

**Revenues – 2000 versus 1999**

EPIK's revenues were $3.4 million for 2000. Fourth quarter revenues were $2.4 million as significant new segments of the Southeast regional footprint became operational. EPIK's revenue backlog increased over 450 percent in 2000 to over $180.0 million, with 70.0 percent of the backlog from collocation and the remainder from dark fiber, capacity and IP services.

Revenues from passive fiber and conduit right-of-way leases increased $1.7 million to $7.0 million in 2000. This increase results from favorable leasing activities with major telecommunications companies, and a $0.8 million settlement of a dispute with a telecommunications company over amounts due for installations on FECR's property.

**Expenses – 2000 versus 1999**

Costs of service expenses were $2.4 million for 2000, an increase of $2.4 million and 100 percent. During 2000, EPIK commenced certain network operations accounting for the increase in this expense category. EPIK's selling, general and administrative expenses increased to $22.0 million in 2000 from $3.3 million in 1999 and were reflective of start-up costs, primarily wages, benefits, professional services and sales and marketing expenses, necessary to execute its business plan for the development of the Southeast regional footprint.

**Corporate General & Administrative**

Corporate general and administrative costs for 2001 were generally comparable with 2000. Corporate general and administrative expenses decreased $1.9 million in 2000 due primarily to $2.5 million of spin-off (legal and consulting) costs incurred and reflected in the 1999 results which did not recur in 2000.

**Net Interest Income (Expense)**

Net interest expense increased $7.0 million in 2001 over 2000, and is expected to increase further in 2002, reflecting increased borrowings, reduced interest income from investments and, in 2002, reduced capitalization of interest due to completion of the telecommunications network. Net interest income decreased $1.5 million from 1999 to 2000, primarily reflecting a decrease in cash equivalents and investments.

**Other Income**

Other income decreased $2.3 million to $2.7 million in 2001 versus 2000 primarily because of a $2.4 million TTX special dividend received in 2000 which did not recur in 2001. FECR owns one percent of TTX, a provider of intermodal equipment. Dividends from TTX have historically been infrequent. Other income increased $4.4 million to $5.0 million in 2000 versus 1999 due to the $2.4 million TTX dividend of 2000.

**Income Tax**

Income tax expenses represent an effective rate of 38.5 percent in 2001 compared to an effective rate of 40.1 percent in 2000. The higher rate in 2000 was due primarily to non-deductibility of FLX's goodwill write-off. Income tax expenses represented an effective rate of 38.2 percent in 1999.

**Net Income**

As a result of the foregoing factors, the net loss was $61.4 million or ($1.69) per diluted share for 2001 compared to net income of $25.8 million or $0.70 per diluted share in 2000, and net income of $40.8 million or $1.12 per diluted share in 1999.

**Summary of Operating Results**
**2001 vs. 2000**
(dollars in thousands)

**INFORMATION BY INDUSTRY SEGMENT**

| **OPERATING REVENUES** | **2001** | 2000 | $ Change |
|---|---|---|---|
| Railway (a) | **160,720** | 164,844 | (4,124) |
| Trucking | **36,224** | 31,601 | 4,623 |
| Realty: | | | |
| Flagler Realty Rental and Services (b) | **63,034** | 54,196 | 8,838 |
| Flagler Realty Sales | **20,233** | 15,692 | 4,541 |
| Other Rental | **3,665** | 3,253 | 412 |
| Other Sales | **2,303** | 1,815 | 488 |
| Total Realty | **89,235** | 74,956 | 14,279 |
| Telecommunications: | | | |
| EPIK Communications | **11,504** | 3,393 | 8,111 |
| Right-of-way Leases | **6,666** | 6,984 | (318) |
| Total Telecommunications | **18,170** | 10,377 | 7,793 |
| Total Revenues (segment) | **304,349** | 281,778 | 22,571 |
| Intersegment Revenues | **(5,506)** | (5,502) | (4) |
| Total Revenues (consolidated) | **298,843** | 276,276 | 22,567 |

| **OPERATING EXPENSES** | | | |
|---|---|---|---|
| Railway (c) | **119,530** | 121,181 | (1,651) |
| Trucking (d) | **42,483** | *39,752 | 2,731 |
| Realty: | | | |
| Flagler Realty Rental and Services | **50,316** | 45,632 | 4,684 |
| Flagler Realty Sales | **9,177** | 7,930 | 1,247 |
| Other Rental | **3,775** | 437 | 3,338 |
| Total Realty | **63,268** | 53,999 | 9,269 |
| Telecommunications: | | | |
| EPIK Communications | ****169,640** | 24,426 | 145,214 |
| Right-of-way Leases | **152** | 191 | (39) |
| Total Telecommunications | **169,792** | 24,617 | 145,175 |
| Corporate General & Administrative (e) | **7,590** | 7,045 | 545 |
| Total Expenses (segment) | **402,663** | 246,594 | 156,069 |
| Intersegment Expenses | **(5,506)** | (5,502) | (4) |
| Total Expenses (consolidated) | **397,157** | 241,092 | 156,065 |

| **OPERATING PROFIT (LOSS)** | **2001** | 2000 | $ Change |
|---|---|---|---|
| Railway | **41,190** | 43,663 | (2,473) |
| Trucking | **(6,259)** | (8,151) | 1,892 |
| Realty | **25,967** | 20,957 | 5,010 |
| Telecommunications | **(151,622)** | (14,240) | (137,382) |
| Corporate General & Administrative | **(7,590)** | (7,045) | (545) |
| Segment & Consolidated Operating Profit (Loss) | **(98,314)** | 35,184 | (133,498) |
| Net Interest Income (Expense) | **(4,177)** | 2,834 | (7,011) |
| Other Income | **2,676** | 4,998 | (2,322) |
| Income (Loss) before Taxes | **(99,815)** | 43,016 | (142,831) |
| Provision for income taxes | **38,429** | (17,258) | 55,687 |
| Net Income (Loss) | **(61,386)** | 25,758 | (87,144) |

**EBITDA BY INDUSTRY SEGMENT (f)**

| | **2001** | 2000 | $ Change |
|---|---|---|---|
| **RAILROAD EBITDA** | **57,570** | 58,529 | (959) |
| **REALTY EBITDA:** | | | |
| EBITDA from Flagler operating properties rents | **42,014** | 36,279 | 5,735 |
| EBITDA from real estate services | **768** | - | 768 |
| EBITDA (loss) from Flagler land rents/holding costs | **(2,718)** | (3,092) | 374 |
| Equity pickups on partnership rents | **948** | 78 | 870 |
| Less: unallocated corporate overhead | **(6,338)** | (5,895) | (443) |
| EBITDA from Flagler rental properties, net of overheads | **34,674** | 27,370 | 7,304 |
| EBITDA from Flagler real estate sales, net of overheads | **11,056** | 7,762 | 3,294 |
| Total EBITDA – Flagler | **45,730** | 35,132 | 10,598 |
| EBITDA (loss) from other rental | **(68)** | 2,857 | (2,925) |
| EBITDA from other real estate sales | **2,303** | 1,815 | 488 |
| Total EBITDA – real estate segment | **47,965** | 39,804 | 8,161 |
| **TELECOM EBITDA:** | | | |
| EBITDA-EPIK only | **(146,531)** | (18,649) | (127,882) |
| EBITDA-EPIK only, excluding restructuring and asset impairment | **(36,322)** | (18,649) | (17,673) |
| EBITDA-Telecommunications | **(29,656)** | (11,665) | (17,991) |

*Includes FLX's restructuring and other costs of $5,282.
**Includes EPIK's restructuring costs and asset impairments of $110,209.

## Summary of Operating Expenses
## 2001 vs. 2000
(dollars in thousands)

| Rail Operating Expenses | 2001 | 2000 | $ Change |
|---|---|---|---|
| Compensation & Benefits | **47,952** | 47,197 | 755 |
| Fuel | **12,913** | 13,851 | (938) |
| Equipment Rents (net) | **1,733** | 1,488 | 245 |
| Car Hire (net) | **(1,108)** | (359) | (749) |
| Depreciation | **16,380** | 14,825 | 1,555 |
| Purchased Services | **9,236** | 8,616 | 620 |
| Repairs Billed to/by Others (net) | **(4,527)** | (2,961) | (1,566) |
| Load/Unload | **7,473** | 7,392 | 81 |
| Casualty & Insurance | **3,767** | 3,523 | 244 |
| Property Taxes | **4,432** | 4,500 | (68) |
| Materials | **9,124** | 9,443 | (319) |
| General & Administrative | **9,381** | 10,932 | (1,551) |
| Other | **2,774** | 2,734 | 40 |
| Total Operating Expenses-Rail Segment | **119,530** | 121,181 | (1,651) |
| **Trucking Operating Expenses** | | | |
| Compensation & Benefits | **2,156** | 3,487 | (1,331) |
| Fuel | **1,117** | 1,659 | (542) |
| Equipment Rents (net) | **1,880** | 2,875 | (995) |
| Depreciation | **147** | 41 | 106 |
| Purchased Services | **21,068** | 12,161 | 8,907 |
| Repairs Billed to/by Others (net) | **896** | 808 | 88 |
| Casualty & Insurance | **1,650** | 2,611 | (961) |
| Property Taxes | **157** | 242 | (85) |
| General & Administrative | **7,469** | 9,751 | (2,282) |
| Other | **667** | 759 | (92) |
| Intersegment Expenses | **5,276** | 5,358 | (82) |
| Total Operating Expenses-Trucking Segment | **42,483** | **39,752 | 2,731 |
| **Realty Operating Expenses** | | | |
| Real Estate Taxes-Developed | **6,093** | 5,775 | 318 |
| Repairs & Maintenance-Recoverable | **1,794** | 1,504 | 290 |
| Services, Utilities, Management Costs | **9,965** | 9,144 | 821 |
| Subtotal-Expenses subject to recovery | **17,852** | 16,423 | 1,429 |
| Realty Sales Expense | **9,177** | 7,930 | 1,247 |
| Real Estate Taxes-Undeveloped Land | **2,919** | 3,265 | (346) |
| Repairs & Maintenance-Non-recoverable | **878** | 1,262 | (384) |
| Depreciation & Amortization | **21,996** | 18,461 | 3,535 |
| SG&A-Non-recoverable | **10,446** | 6,658 | 3,788 |
| Subtotal-Non-recoverable Expenses | **45,416** | 37,576 | 7,840 |
| Total Operating Expenses-Realty Segment | **63,268** | 53,999 | 9,269 |
| **Total Operating Expenses-Telecom Segment** | ***169,792** | 24,617 | 145,175 |
| **Corporate General & Administrative** | **7,590** | 7,045 | 545 |
| **Total Segment Operating Expenses** | **402,663** | 246,594 | 156,069 |

*-Includes EPIK's restructuring costs and asset impairments of $110,209.
**-Includes FLX's restructuring and other costs of $5,282.
(Prior years results have been reclassified to conform to current year's presentation.)

(a) Included intersegment revenues of $5,276 and $5,358 for the year ended December 31, 2001 and 2000, respectively.

(b) Included intersegment revenues of $230 and $144 for the year ended December 31, 2001 and 2000, respectively.

(c) Included intersegment expenses of $150 and $69 for the year ended December 31, 2001 and 2000, respectively.

(d) Included intersegment expenses of $5,276 and $5,358 for the year ended December 31, 2001 and 2000, respectively.

(e) Included intersegment expenses of $80 and $75 for the year ended December 31, 2001 and 2000, respectively.

(f) EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization.

## Summary of Operating Results
## 2000 vs. 1999
(dollars in thousands)

INFORMATION BY INDUSTRY SEGMENT

| OPERATING REVENUES | 2000 | 1999 | $ Change |
|---|---|---|---|
| Railway (a) | **164,844** | 164,899 | (55) |
| Trucking | **31,601** | 29,011 | 2,590 |
| Realty: | | | |
| Flagler Realty Rental (b) | **54,196** | 48,179 | 6,017 |
| Flagler Realty Sales | **15,692** | 77,608 | (61,916) |
| Other Rental | **3,253** | 2,979 | 274 |
| Other Sales | **1,815** | 803 | 1,012 |
| Total Realty | **74,956** | 129,569 | (54,613) |
| Telecommunications: | | | |
| EPIK Communications | **3,393** | 160 | 3,233 |
| Right-of-way Leases | **6,984** | 5,271 | 1,713 |
| Total Telecommunications | **10,377** | 5,431 | 4,946 |
| Total Revenues (segment) | **281,778** | 328,910 | (47,132) |
| Intersegment Revenues | **(5,502)** | (5,023) | (479) |
| Total Revenues (consolidated) | **276,276** | 323,887 | (47,611) |

| OPERATING EXPENSES | 2000 | 1999 | $ Change |
|---|---|---|---|
| Railway (c) | **121,181** | 130,370 | (9,189) |
| Trucking (d) | **39,752** | 30,223 | 9,529 |
| Realty: | | | |
| Flagler Realty Rental | **45,632** | 37,824 | 7,808 |
| Flagler Realty Sales | **7,930** | 56,650 | (48,720) |
| Other Rental | **437** | 355 | 82 |
| Other Sales | **-** | - | - |
| Total Realty | **53,999** | 94,829 | (40,830) |
| Telecommunications: | | | |
| EPIK Communications | **24,426** | 3,289 | 21,137 |
| Right-of-way Leases | **191** | 255 | (64) |
| Total Telecommunications | **24,617** | 3,544 | 21,073 |
| Corporate General & Administrative (e) | **7,045** | 8,920 | (1,875) |
| Total Expenses (segment) | **246,594** | 267,886 | (21,292) |
| Intersegment Expenses | **(5,502)** | (5,023) | (479) |
| Total Expenses (consolidated) | **241,092** | 262,863 | (21,771) |

| | 2000 | 1999 | $ Change |
|---|---|---|---|
| **OPERATING PROFIT (LOSS)** | | | |
| Railway | 43,663 | 34,529 | 9,134 |
| Trucking | (8,151) | (1,212) | (6,939) |
| Realty | 20,957 | 34,740 | (13,783) |
| Telecommunications | (14,240) | 1,887 | (16,127) |
| Corporate General & Administrative | (7,045) | (8,920) | 1,875 |
| Segment & Consolidated Operating Profit | 35,184 | 61,024 | (25,840) |
| Net Interest Income (Expense) | 2,834 | 4,366 | (1,532) |
| Other Income (net) | 4,998 | 620 | 4,378 |
| Income before Taxes | 43,016 | 66,010 | (22,994) |
| Provision for Income Taxes | (17,258) | (25,231) | 7,973 |
| Net Income | 25,758 | 40,779 | (15,021) |

**EBITDA BY INDUSTRY SEGMENT (f)**

| | 2000 | 1999 | $ Change |
|---|---|---|---|
| **RAILROAD EBITDA** | 58,529 | 49,148 | 9,381 |
| **REALTY EBITDA:** | | | |
| EBITDA from Flagler operating properties rents | 36,279 | 32,391 | 3,888 |
| EBITDA (loss) from Flagler land rents/holding costs | (3,092) | (2,329) | (763) |
| Equity pickups on partnership rents | 78 | 110 | (32) |
| Less: unallocated corporate overhead | (5,895) | (4,046) | (1,849) |
| EBITDA from Flagler rental properties, net of overheads | 27,370 | 26,126 | 1,244 |
| EBITDA from Flagler real estate sales, net of overheads | 7,762 | 20,959 | (13,197) |
| Total EBITDA – Flagler | 35,132 | 47,085 | (11,953) |
| EBITDA from other rental | 2,857 | 2,671 | 186 |
| EBITDA from other real estate sales | 1,815 | 803 | 1,012 |
| Total EBITDA – real estate segment | 39,804 | 50,559 | (10,755) |
| **TELECOM EBITDA:** | | | |
| EPIK EBITDA | (18,649) | (3,120) | (15,529) |
| EBITDA-Telecommunications | (11,665) | 2,150 | (13,815) |

## Summary of Operating Expenses
## 2000 vs. 1999
(dollars in thousands)

| Rail Operating Expenses | 2000 | 1999 | $ Change |
|---|---|---|---|
| Compensation & Benefits | 47,197 | 53,874 | (6,677) |
| Fuel | 13,851 | 9,706 | 4,145 |
| Equipment Rents (net) | 1,129 | 2,306 | (1,177) |
| Depreciation | 14,825 | 14,582 | 243 |
| Purchased Services | 8,616 | 8,958 | (342) |
| Repairs Billed to/by Others (net) | (2,961) | (2,086) | (875) |
| Load/Unload | 7,392 | 8,010 | (618) |
| Casualty & Insurance | 3,523 | 5,698 | (2,175) |
| Property Taxes | 4,500 | 4,280 | 220 |
| Materials | 9,443 | 10,832 | (1,389) |
| General & Administrative | 10,932 | 10,590 | 342 |
| Other | 2,734 | 3,620 | (886) |
| Total Operating Expenses-Rail Segment | 121,181 | 130,370 | (9,189) |
| **Trucking Operating Expenses** | | | |
| Compensation & Benefits | 3,487 | 3,282 | 205 |
| Fuel | 1,659 | 1,092 | 567 |
| Equipment Rents (net) | 2,875 | 1,519 | 1,356 |
| Depreciation | 41 | 35 | 6 |
| Purchased Services | 12,161 | 10,910 | 1,251 |
| Repairs Billed to/by Others (net) | 808 | 972 | (164) |
| Casualty & Insurance | 2,611 | 1,947 | 664 |
| Property Taxes | 242 | 257 | (15) |
| General & Administrative | 9,751 | 4,833 | 4,918 |
| Other | 759 | 677 | 82 |
| Intersegment Expenses | 5,358 | 4,699 | 659 |
| Total Operating Expenses-Trucking Segment | 39,752 | 30,223 | 9,529 |
| **Realty Operating Expenses** | | | |
| Real Estate Taxes-Developed | 5,775 | 5,157 | 618 |
| Repairs & Maintenance-Recoverable | 1,504 | 1,271 | 233 |
| Services, Utilities, Management Costs | 9,144 | 8,085 | 1,059 |
| Subtotal-Expenses subject to recovery | 16,423 | 14,513 | 1,910 |
| Realty Sales Expense | 7,930 | 56,650 | (48,720) |
| Real Estate Taxes-Undeveloped Land | 3,265 | 2,773 | 492 |
| Repairs & Maintenance-Non-recoverable | 1,262 | 558 | 704 |
| Depreciation & Amortization | 18,461 | 15,536 | 2,925 |
| SG&A-Non-recoverable | 6,658 | 4,799 | 1,859 |
| Subtotal-Non-recoverable Expenses | 37,576 | 80,316 | (42,740) |
| Total Operating Expenses-Realty Segment | 53,999 | 94,829 | (40,830) |
| **Total Operating Expenses-Telecom Segment** | 24,617 | 3,544 | 21,073 |
| **Corporate General & Administrative** | 7,045 | 8,920 | (1,875) |
| **Total Segment Operating Expenses** | 246,594 | 267,886 | (21,292) |

(Prior years results have been reclassified to conform to current year's presentation.)

(a) Included intersegment revenues of $5,358 and $4,699 for the year ended December 31, 2000 and 1999, respectively.

(b) Included intersegment revenues of $144 and $324 for the year ended December 31, 2000 and 1999, respectively.

(c) Included intersegment expenses of $69 and $136 for the year ended December 31, 2000 and 1999, respectively.

(d) Included intersegment expenses of $5,358 and $4,699 for the year ended December 31, 2000 and 1999, respectively.

(e) Included intersegment expenses of $75 and $188 for the year ended December 31, 2000 and 1999, respectively.

(f) EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization.

## FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Net cash generated by operating activities was $18.0 million, $134.5 million and $56.0 million in the years ended December 31, 2001, 2000 and 1999, respectively. The year-to-year fluctuations in net cash generated by operating activities resulted mainly from changes in operating assets and liabilities due primarily to temporary working capital fluctuations associated with construction of a telecommunications network and certain related facilities during 2000 and 2001. This construction was completed in late 2001. Net cash generated by operating activities also was affected by sales of trading investments in 2000 and purchases in 1999. Eliminating the changes in operating assets and liabilities and in trading investments, net cash otherwise generated by operating activities was $55.2 million, $59.6 million and $60.2 million in the years ended December 31, 2001, 2000 and 1999, respectively.

The Company's net interest income (expense), which is included in net cash generated by operating activities, was ($4.2) million, $2.8 million and $4.4 million, before taxes, in the years ended December 31, 2001, 2000 and 1999, respectively. Net interest expense increased reflecting increased borrowing and reduced interest income. This trend is expected to continue in 2002 when the Company also expects reduced capitalization of interest due to completion of construction of the telecommunications network in late 2001.

Net cash generated by FECR's and Flagler's operating activities, taken together, exceeded these businesses' maintenance capital needs by an estimated $43 million, $46 million and $31 million in the years ended December 31, 2001, 2000 and 1999, respectively. Although the amount of future cash generation by FECR and Flagler is subject to uncertainty due to the vagaries of business conditions, increases in interest expense and other factors, the Company expects that FECR and Flagler will continue to generate cash in excess of their maintenance capital needs, which may be used, among other things, for capital expenditures intended to support the Company's growth.

In addition to cash generated by operating activities, cash was generated by asset disposals, primarily building and land sales, in the amounts of $22.5 million, $17.6 million and $66.9 million, before taxes, in the years ended December 31, 2001, 2000 and 1999, respectively. The Company undertakes building and land sales opportunistically. While the magnitude and timing of future building and land sales is not presently determinable, the Company expects that future building and land sales will generate cash which may be used, among other things, for capital expenditures intended to support the Company's growth.

During the years ended December 31, 2001, 2000 and 1999, respectively, the Company invested approximately $52 million, $56 million and $72 million at Flagler, including realty joint ventures, and approximately $156 million, $178 million and $6 million at EPIK in addition to the investment made to maintain these businesses' operations. The additional capital investment was intended to support the future growth of these businesses. Capital investment to support future growth at FECR, as opposed to maintenance, has not been material.

In 2001, 2000 and 1999, the Company's capital investments at Flagler included significant investments to develop real property and construct commercial buildings for lease. The Company intends to continue to make such investments in the future. The rate of such investments is expected to be determined by, among other things, the timing and extent of marketplace demand. The Company expects to make investments intended to support Flagler's future growth in the range of $40 million to $70 million in 2002. The actual amount is expected to depend primarily on the timing and extent of marketplace demand.

In 2001 and 2000, the Company's capital investments at EPIK were made primarily to construct a telecommunications network and certain related facilities. This construction was completed in late 2001. The

Company presently does not expect to make material capital expenditures to expand the network in 2002 or in the foreseeable future. Capital expenditures estimated at $5 million to $8 million are expected to be made in 2002 to maintain EPIK's business and to discharge commitments pursuant to customer contracts executed prior to December 31, 2001. The Company expects that further capital investment at EPIK in 2002 will be undertaken only as warranted to fulfill new revenue-generating customer contracts, which the Company is seeking. The amount and timing of cash receipts from capital requirements associated with such possible future customer contracts is not presently determinable.

The Company expects that net cash flow generated by FECR's and Flagler's operating activities in the future will exceed the capital investment required to sustain the Company's operations. Additional net cash flow is expected from future building and land sales by the Company. The Company intends to seek to pursue growth opportunities, particularly in the commercial realty business, which are expected to have capital requirements that exceed the funds expected to be generated by the Company's operating activities. To the extent the associated capital requirements exceed funds available from operating activities and from the Company's building and land sales, the Company may seek to finance these investments through mortgage loans in the case of rental property investments once such properties are leased up, or through its revolving credit facility or other possible sources of external financing. No assurances can be given as to the availability in future capital markets of these or other sources of external financing on terms acceptable to the Company or otherwise. Any reduction in cash generated by the Company's operating activities, which could occur, for example, were demand for the Company's services to decline, may reduce cash available for investment and reduce the availability and/or cost of external capital for the Company.

During 2001, the Company placed $247 million of long-term, fixed rate, non-recourse mortgages on certain of its commercial realty. It was and continues to be the Company's intent to finance its long-lived rental properties, in part, through long-term, fixed rate, non-recourse mortgage debt.

The Company has a $300 million revolving credit facility provided pursuant to an agreement, as amended, between the Company and eleven banking institutions (the "Credit Facility Agreement"). The description herein of the revolving credit facility is qualified in its entirety by reference to the Credit Facility Agreement, which is incorporated as Exhibit 10(b) to the Company's Reports on Form 10-K for the years ended December 31, 2001 and December 31, 2000. At December 31, 2001, the Company had $39 million drawn on the revolving credit facility. Pursuant to the Credit Facility Agreement the Company agreed, among other things, to maintain certain financial ratios. The Company believes the most restrictive of such ratios to be the Global Debt/EBITDA ratio (the terms Global Debt and EBITDA being defined in the Credit Facility Agreement). The Credit Facility Agreement provides that at December 31, 2001, the Company's Global Debt/EBITDA ratio shall be no greater than 4.00. At December 31, 2001, the Company's actual Global Debt/EBITDA ratio was 1.08. Pursuant to the Credit Facility Agreement the required Global Debt/EBITDA ratio varies in future periods rising to 4.75 at March 31 and June 30, 2002, and declining to 3.50 at March 31, 2003 and thereafter, all as more particularly set forth in the Credit Facility Agreement. Although no assurances can be given as to the Company's future compliance with the Global Debt/EBITDA ratio covenant or other financial covenants, the Company has complied with the terms of the Credit Facility Agreement at all times in the past and expects to continue to comply with them in the future. The Company from time to time may seek to amend the Credit Facility Agreement to accommodate changes in circumstances not foreseen at the time the Credit Facility Agreement was made. An amendment to the Credit Facility Agreement would be required if the Company wished to retain the revolving credit facility while issuing materially greater mortgage financing than it had outstanding at December 31, 2001. The agreement of the Company's banks would be required if the Company wished to extend the revolving credit facility beyond its initial term, which ends in 2004. Although no assurances can be given that the Company's banks would agree to any amendment or extension that may be proposed by the Company, or as to the terms of any such amendment or extension if agreed to, amendments and extensions to agreements such as the Credit Facility Agreement are common practice among banks and the Company believes its relationship with its banks is satisfactory.

## OTHER MATTERS

### Critical Accounting Policies

The Company has reviewed its accounting policies to identify those that are very important to the portrayal of the Company's financial condition and results, and that require management's most difficult, subjective or complex judgments (the "Critical Accounting Policies"). The Company has determined that its accounting policies governing impairment of long-lived assets and governing telecommunications segment revenue recognition may be considered Critical Accounting Policies.

Impairment of Long-lived Assets – The Company reviews the carrying value of its property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset or asset grouping may not be recoverable from the undiscounted future net cash flows expected to be generated over its remaining useful life. In estimating expected future cash flows, the Company makes significant estimates and judgments based in part on available historical data, internal budgets and plans, industry demand forecasts, competitive activity, cost data, growth rates, and other factors. Uncertainties are particularly acute relating to forecasts of performance in the telecommunications industry which has exhibited recent instability and for which many prior forecasts by industry analysts can be seen, with the benefit of hindsight, to have been inaccurate. Actual future net cash flows could vary materially from the Company's estimates.

In 2001, the Company determined that events and changes in circumstances indicated the carrying value of EPIK's long-lived telecommunications assets might not be recoverable, particularly EPIK's dark fiber and collocation facility assets, which exceed the current and expected future requirements of EPIK's lit Southeast telecommunications network. The excess dark fiber and collocation facility assets had been constructed in anticipation of third party demand for such assets that has not developed to the extent anticipated. Accordingly, the Company estimated the expected future net cash flows associated with the excess dark fiber and collocation facility assets. These estimated net cash flows, on an undiscounted basis, fell short of the carrying value of the related assets and, accordingly, the Company incurred a charge to expense to write down these assets' carrying value from $116.3 million to $44.9 million. However, the difference between the sum of the estimated undiscounted net cash flows and the related assets' carrying value was not large. Had the Company determined that the estimated undiscounted future net cash flows exceeded the related assets' carrying value, the Company would not have incurred a charge to expense to write down these assets. The Company wrote down the excess dark fiber and collocation facility assets to the estimated present value of future cash flows expected to be received from the use of these assets, including income tax benefits from the abandonment of certain assets. Actual cash flows recoverable through future operation or abandonment of these assets may vary from the Company's estimates.

The Company also estimated the expected future net cash flows associated with EPIK's lit Southeast telecommunications network's long-lived assets. These estimated net cash flows, on an undiscounted basis, exceeded the $205.4 million carrying value of the related assets and, accordingly, the Company did not incur an impairment charge in relation to these assets. Indeed, the sum of the lit Southeast telecommunications network's long-lived assets' expected undiscounted net cash flows exceeded these assets' carrying value over a broad range of changes in the assumptions underlying the Company's estimates of future cash flows. Accordingly, based on currently available information and the aforementioned sensitivity testing, management believes that it is not reasonably likely that the sum of the lit Southeast telecommunications network's long-lived assets' expected undiscounted net cash flows would prove less than these assets' carrying value. However, the telecommunications industry recently has experienced rapid changes that were not generally predicted, the ultimate effects of which cannot be forecast with confidence. In the event currently unforeseen events should materially adversely affect the Company's future estimates of the future net cash flows of EPIK's lit Southeast telecommunications network, the Company may be required to write down these assets' carrying value and the amount of such write down could be material.

Telecommunications Segment Revenue Recognition – Dark fiber, collocation and bandwidth revenues are recognized beginning with the commencement of the related rental and lease contracts. The Company uses the straight-line basis for recording such revenues over the life of the lease contract. Any advance payments called for in the lease agreement are deferred and included in deferred revenues. The Company does not recognize revenues on dark fiber swaps of a like-kind nature. Instead, the historical "carryover basis" is reassigned to the fiber received in a like-kind swap. In certain instances, the Company has exchanged dark fiber for non-like kind assets such as conduit and uninstalled fiber-optic cable. The Company accounts for exchanges of non-like kind assets by recording the received asset at its fair market value. Any resulting gain is deferred at the time of exchange and recognized as revenue on a straight-line basis over the life of the dark fiber lease contract. This revenue's effect on reported profit tends to be offset by the acquired asset's depreciation expense. These revenue recognition policies follow generally accepted accounting principles.

The Company understands that generally accepted accounting principles may permit revenues from transactions similar to the Company's transactions to be recognized immediately which would result in the recognition of materially larger initial revenues than have been recognized by the Company. However, the Company does not utilize generally accepted accounting principles that permit "up-front" revenue recognition.

In addition, EPIK recognizes certain revenues from customers that EPIK believes have become credit risks only as these revenues are collected.

**Off-Balance Sheet Arrangements**

Flagler participates in joint ventures with another realty company. At December 31, 2001, these joint ventures included five completed buildings in Flagler's Beacon Station and Weston office parks with a sixth building under development. These joint ventures provide for funding requirements from each joint venture partner of one-half of agreed upon construction costs and one-half of cash requirements, if any, for operating the buildings (including post construction capital expenditures). At December 31, 2001, there was no debt associated with any of the joint ventures. During 2001, Flagler funded no operating cash requirements. At December 31, 2001, Flagler's total investment in these joint ventures was $27.4 million.

The Company and its subsidiaries have entered into operating leases that are disclosed in the next section, "Contractual Obligations and Commercial Commitments."

**Contractual Obligations and Commercial Commitments**

**Payments due by Period**
(dollars in thousands)

| Contractual Cash Obligations | Total | Less than 1 year | 2-3 Years | 4-5 Years | After 5 Years |
|---|---|---|---|---|---|
| Long-Term Debt | 285,241 | 2,457 | 44,496 | 6,342 | 231,946 |
| Capital Leases | - | - | - | - | - |
| Operating Leases | 222,477 | 14,200 | 27,720 | 20,986 | 159,571 |
| Unconditional Purchase Obligations | 4,292 | 4,292 | - | - | - |
| Other Long-Term Obligations | 2,000 | - | 2,000 | - | - |
| Total Contractual Cash Obligations | 514,010 | 20,949 | 74,216 | 27,328 | 391,517 |

The Company's principal operating lease is a lease of certain real property in South Florida. The lease is for 35 years with six 10-year renewals at the Company's option. Future minimum payments under the lease are $2 million in 2002 and $122 million in total.

**Amount of Commitment**
**Expiration per Period**
(dollars in thousands)

| Other Commercial Commitments | Total Amounts Committed | Less than 1 year | 2-3 years | 4-5 years | Over 5 years |
|---|---|---|---|---|---|
| Lines of Credit | - | - | - | - | - |
| Standby Letters of Credit | 12,152 | 1,292 | 115 | 720 | 10,025 |
| Guarantees | - | - | - | - | - |
| Standby Repurchase Obligations | - | - | - | - | - |
| Other Commercial Commitments | 10,000 | 2,500 | 2,500 | 2,500 | 2,500 |
| Total Commercial Commitments | 22,152 | 3,792 | 2,615 | 3,220 | 12,525 |

**Trading Activities that Include Non-exchange Traded Contracts Accounted for at Fair Value**

The Company does not participate in trading of non-exchange traded contracts accounted for at fair value.

**Effects of Transactions with Related and Certain Other Parties**

The Company does not have transactions with related and certain other parties other than those transactions with Officers and Directors that are described in the Company's Proxy Statement for the Annual Meeting of the Shareholders.

**Environmental Liabilities**

The Company is subject to proceedings arising out of environmental laws and regulations, which primarily relate to the disposal and use of fuel and oil used in the transportation business. It is the Company's policy to accrue and charge against earnings environmental cleanup costs when it is probable that a liability has been incurred and an amount can be reasonably estimated. As assessments and cleanups proceed, these accruals are reviewed and adjusted.

Compliance with the federal, state, and local laws and regulations relating to the protection of the environment has not affected the Company's capital additions, earnings or competitive position, nor does management anticipate any future problems will adversely affect the Company's financial situation based upon the information available today.

Environmental expenditures for capital improvements and ongoing operations and maintenance have historically been insignificant to the operations of the Company. Management does not anticipate any changes in these expenditures. These expenditures are expected to be funded from current operations.

## *ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK*

The Company's primary market risk exposure has historically been interest rate risk primarily related to the Company's investment portfolio. The portfolio was comprised primarily of fixed rate municipal securities with active secondary or resale markets to ensure portfolio liquidity. The Company had not used derivative financial instruments to hedge its investment portfolio. At December 31, 2001, the Company had no investments in its investment portfolio.

The Company maintains a revolving credit facility whose interest rate floats with the current market rate, and the rate the Company pays, approximately 2.75 percent at December 31, 2001, approximates the Company's fair market value of borrowing.

The fair value of the Company's mortgage notes and revolving credit agreement are estimated based on current rates available to the Company for debt of the same remaining maturities. At December 31, 2001, the Company considers the carrying value of the mortgage notes and its revolving credit agreement to be a reasonable estimation of their fair value.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Independent Auditors' Report

The Board of Directors and Shareholders
Florida East Coast Industries, Inc.:

We have audited the consolidated balance sheets of Florida East Coast Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we also audited the financial statement schedule as listed in the accompanying Index on Page 64 of this Report on Form 10-K for the year 2001. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Florida East Coast Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Jacksonville, Florida
February 8, 2002

## Consolidated Statements of Income

Years ended December 31, 2001, 2000 and 1999

(dollars in thousands, except per share amounts)

| | Years ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| **Operating Revenues** | **298,843** | 276,276 | 323,887 |
| **Operating Expenses** (Note 4) | **(397,157)** | (241,092) | (262,863) |
| **Operating Profit (Loss)** | **(98,314)** | 35,184 | 61,024 |
| **Net Interest Income (Expense)** | **(4,177)** | 2,834 | 4,366 |
| **Other Income** (Note 14) | **2,676** | 4,998 | 620 |
| **Income (Loss) before Income Taxes** | **(99,815)** | 43,016 | 66,010 |
| **Provision for Income Taxes** (Note 7) | **38,429** | (17,258) | (25,231) |
| **Net Income (Loss)** | **(61,386)** | 25,758 | 40,779 |
| **Per Share Data:** | | | |
| Cash Dividends | **$0.10** | $0.10 | $0.10 |
| Basic Net Income (Loss) Per Share | **($1.69)** | $0.71 | $1.12 |
| Diluted Net Income (Loss) Per Share | **($1.69)** | $0.70 | $1.12 |
| **Average Shares Outstanding-Basic** | **36,397,353** | 36,364,867 | 36,301,527 |
| **Average Shares Outstanding-Diluted** | **36,397,353** | 36,705,908 | 36,508,631 |

(Prior years results have been reclassified to conform to current year's presentation.)

See accompanying notes to consolidated financial statements.

## CONSOLIDATED BALANCE SHEETS
### December 31, 2001 and 2000
(dollars in thousands)

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Cash and Cash Equivalents | 14,089 | 18,444 |
| Short-Term Investments (Note 6) | - | 12,942 |
| Accounts Receivable (net) (Note 3) | 31,219 | 34,513 |
| Income Tax Receivable | 10,105 | - |
| Materials and Supplies | 3,703 | 3,653 |
| Other Current Assets (Notes 4 & 7) | 22,545 | 8,772 |
| Total Current Assets | 81,661 | 78,324 |
| **Other Investments** (Note 6) | - | 1,304 |
| **Properties, Less Accumulated Depreciation** (Note 5) | 1,064,899 | 989,283 |
| **Other Assets and Deferred Charges** | 54,110 | 42,627 |
| **Total Assets** | 1,200,670 | 1,111,538 |
| **Liabilities and Shareholders' Equity** | | |
| **Current Liabilities:** | | |
| Accounts Payable | 58,202 | 81,814 |
| Income Taxes | - | 4,834 |
| Short-Term Debt (Note 15) | 2,457 | - |
| Accrued Casualty and Other Liabilities (Note 9) | 1,987 | 2,647 |
| Other Accrued Liabilities | 16,746 | 5,568 |
| Total Current Liabilities | 79,392 | 94,863 |
| **Deferred Income Taxes** (Note 7) | 103,673 | 136,170 |
| **Long-Term Debt** (Note 15) | 282,784 | 88,000 |
| **Deferred Revenue** | 41,802 | 31,336 |
| **Accrued Casualty and Other Liabilities** (Note 9) | 8,850 | 13,065 |
| **Commitments and Contingencies (Notes 9 and 15)** | | |
| **Shareholders' Equity:** | | |
| Common Stock: (Note 2) | 66,533 | 65,762 |
| Class A Common Stock, no par value; 50,000,000 shares authorized; 17,720,687 shares issued and 16,921,603 shares outstanding at December 31, 2001, and 17,674,811 shares issued and 16,875,727 outstanding at December 31, 2000 | | |
| Class B Common Stock, no par value; 100,000,000 shares authorized; 19,609,216 shares issued and outstanding at December 31, 2001 and 2000 | | |
| Retained Earnings | 628,346 | 693,384 |
| Accumulated Other Comprehensive Income-Unrealized Gain (Loss) on Securities (net) (Notes 6 and 11) | - | 13 |
| Restricted Stock Deferred Compensation (Note 12) | (1,355) | (1,700) |
| Treasury Stock at Cost (799,084 shares) | (9,355) | (9,355) |
| Total Shareholders' Equity | 684,169 | 748,104 |
| **Total Liabilities and Shareholders' Equity** | 1,200,670 | 1,111,538 |

See accompanying notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(dollars in thousands, except per share amounts)

| | COMMON STOCK SHARES | COMMON STOCK AMOUNT | RETAINED EARNINGS | ACCUMULATED OTHER COMPREHENSIVE INCOME | RESTRICTED STOCK DEFERRED COMPENSATION | TREASURY STOCK | TOTAL |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 1998 | 37,125,444 | 62,000 | 634,126 | 1,217 | (1,157) | (9,355) | 686,831 |
| Comprehensive Income: | | | | | | | |
| Net Income | - | - | 40,779 | - | - | - | - |
| Net unrealized loss on securities, net of reclassification adjustment (see Note 12) | - | - | - | (900) | - | - | - |
| Total Comprehensive Income | - | - | - | - | - | - | 39,879 |
| Dividends declared on common stock ($.10) per share | - | - | (3,636) | - | - | - | (3,636) |
| Exercise of stock options | 32,000 | 880 | | | | | 880 |
| Restricted stock granted, net of amortization (see Note 12) | 36,800 | 1,169 | - | - | (682) | - | 487 |
| Balance at December 31, 1999 | 37,194,244 | 64,049 | 671,269 | 317 | (1,839) | (9,355) | 724,441 |
| Class A common stock canceled | (19,609,216) | | | | | | |
| Class B common stock issued | 19,609,216 | | | | | | |
| Comprehensive Income: | | | | | | | |
| Net Income | - | - | 25,758 | - | - | - | - |
| Net unrealized loss on securities, net of reclassification adjustment (see Note 12) | - | - | - | (304) | - | - | - |
| Total Comprehensive Income | - | - | - | - | - | - | 25,454 |
| Dividends declared on common stock ($.10) per share | - | - | (3,643) | - | - | - | (3,643) |
| Exercise of stock options | 52,484 | 1,467 | | | | | 1,467 |
| Restricted stock purchased/granted, net of amortization (see Note 12) | 37,299 | 246 | - | - | 139 | - | 385 |
| Balance at December 31, 2000 | 37,284,027 | 65,762 | 693,384 | 13 | (1,700) | (9,355) | 748,104 |
| Comprehensive Income: | | | | | | | |
| Net (Loss) | - | - | (61,386) | | | | |
| Total Comprehensive (Loss) | - | - | | (13) | | | (61,399) |
| Dividends declared on common stock ($.10) per share | - | - | (3,652) | | | | (3,652) |
| Exercise of stock options | 3,334 | 104 | | | | | 104 |
| Other | (4,203) | (106) | | | | | (106) |
| Restricted stock purchased/granted, net of amortization (see Note 12) | 46,745 | 773 | | | 345 | | 1,118 |
| Balance at December 31, 2001 | 37,329,903 | 66,533 | 628,346 | - | (1,355) | (9,355) | 684,169 |

See accompanying notes to consolidated financial statements.

**Consolidated Statements of Cash Flows**

Years ended December 31, 2001, 2000 and 1999
(dollars in thousands)

| **Cash Flows from Operating Activities:** | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net Income (Loss) | **(61,386)** | 25,758 | 40,779 |
| Adjustments to Reconcile Net Income to Cash Generated by Operating Activities: | | | |
| Depreciation and Amortization | **53,468** | 41,730 | 32,830 |
| Non-cash restructuring and impairment charges | **108,135** | - | - |
| Gain on Disposition of Assets | **(13,359)** | (9,604) | (16,846) |
| Sales (Purchase) of Trading Investments (net) | **-** | 34,100 | (9,962) |
| Realized Loss (Gains) on Investments | **-** | (438) | 1,517 |
| Deferred Taxes | **(32,345)** | 1,816 | 1,429 |
| Stock Compensation Plans | **663** | 385 | 487 |
| Changes in Operating Assets and Liabilities: | | | |
| Accounts Receivable | **3,294** | (9,383) | 4,152 |
| Other Current Assets | **(4,093)** | 580 | 3,303 |
| Other Assets and Deferred Charges | **(5,787)** | (13,360) | (3,441) |
| Accounts Payable | **(23,612)** | 49,934 | 2,428 |
| Income Taxes Receivable/Payable | **(14,939)** | 2,425 | 963 |
| Other Current Liabilities | **1,037** | 1,021 | (1,253) |
| Accrued Casualty, Deferred Revenues and Other Long-Term Liabilities | **6,902** | 9,544 | (392) |
| Net Cash Generated by Operating Activities | **17,978** | 134,508 | 55,994 |
| **Cash Flows from Investing Activities:** | | | |
| Purchases of Properties | **(247,150)** | (273,677) | (110,060) |
| Purchases of Investments | **-** | (1,900) | (133,296) |
| Maturities and Redemption of Investments | **14,311** | 40,404 | 124,451 |
| Proceeds from Disposition of Assets | **22,536** | 17,571 | 66,932 |
| Net Cash used in Investing Activities | **(210,303)** | (217,602) | (51,973) |
| **Cash Flows from Financing Activities:** | | | |
| Payment of Dividends | **(3,652)** | (3,643) | (3,636) |
| Proceeds from Sale of Restricted Stock (net) | **349** | - | - |
| Proceeds from Stock Options Exercised | **104** | 1,466 | 880 |
| Proceeds from Mortgage Debt | **247,000** | - | - |
| Payment of Long-Term Debt | **(759)** | - | - |
| Debt Issuance Costs | **(6,072)** | - | - |
| Proceeds from (pay down on) Line of Credit (net) | **(49,000)** | 88,000 | - |
| Net Cash provided by (used in) Financing Activities | **187,970** | 85,823 | (2,756) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | **(4,355)** | 2,729 | 1,265 |
| **Cash and Cash Equivalents at Beginning of Year** | **18,444** | 15,715 | 14,450 |
| **Cash and Cash Equivalents at End of Year** | **14,089** | 18,444 | 15,715 |
| **Supplemental Disclosure of Cash Flow Information:** | | | |
| Cash Paid for Income Taxes | **8,880** | 13,136 | 22,632 |
| Cash Paid for Interest | **12,157** | 632 | 377 |
| Property Contributed to Partnerships, net of Cash Receipts | **4,590** | 5,495 | 7,762 |

See accompanying notes to consolidated financial statements.

**Notes to Consolidated Financial Statements**
December 31, 2001, 2000 and 1999

## 1. Nature of Business

The principal operations of Florida East Coast Industries, Inc. (the Company or FECI) and its subsidiaries primarily relate to the transportation of goods by rail and truck, the development, leasing, management and sale of real estate, and the "carriers' carrier" telecommunications business which offers bandwidth capacity, dark fiber leases and collocation services to telecommunications providers. The Company's rail subsidiary, Florida East Coast Railway, L.L.C. (FECR), operates only within the state of Florida, with approximately 49 percent of its revenues derived from local moves along the Company's line. Approximately 44 percent of the rail segment's revenues were derived from five of its largest customers, with approximately $30,500,000, $29,400,000 and $26,900,000, 19 percent, 18 percent and 17 percent, in 2001, 2000 and 1999, respectively, generated by one significant customer. The Company's trucking subsidiary, Florida Express Carriers, Inc. (FLX), has operating rights within the forty-eight states but primarily operates within the Southeast. The Company's realty subsidiary, Flagler Development Company (Flagler), presently operates in Florida with business parks in Jacksonville, Orlando and the South Florida markets. Flagler's operating properties are Class "A" office space and high quality commercial/industrial facilities. EPIK Communications, Incorporated's (EPIK), Southeast regional footprint runs primarily in the states of Florida and Georgia. EPIK provides bandwidth, dark fiber, collocation and wave services as a wholesale "carriers' carrier." EPIK, in 2001, completed the build-out of its Southeast network. At December 31, 2001, EPIK's customers were purchasing predominately lit bandwidth services, with the largest customers being wireless communication service providers.

## 2. Recapitalization and Majority Stockholder

On October 9, 2000, the St. Joe Company (St. Joe) and FECI completed the recapitalization of FECI, and St. Joe implemented the pro-rata spin-off to St. Joe shareholders of St. Joe's approximately 54 percent interest in FECI. Under the terms of the recapitalization, which was approved along with certain corporate governance provisions at a special meeting of FECI shareholders on March 8, 2000, St. Joe received a new class of FECI common stock, Class B common stock (NYSE: FLA.b) for each share of FECI common stock it owned. St. Joe then distributed the Class B common stock to its shareholders, after which it no longer has an equity interest in FECI.

All shares of FECI common stock, other than Class B common stock, have been redesignated as FECI Class A common stock. The Class A common stock will continue trading on the NYSE under the symbol FLA. The holders of Class A common stock (and holders of voting preferred stock, if any) are entitled to elect the number of directors which equals 20 percent of the members of the Board, provided that if 20 percent is not a whole number, then the Class A shareholders elect the nearest lower whole number. The holders of Class B common stock elect the remaining directors, subject to the voting limitations set forth in the Company's Amended and Restated Articles of Incorporation. Except with respect to voting rights for the election or removal of Directors, the Class A and Class B common stocks are identical. Terms of the recapitalization, including the shareholders' agreement, are contained in the Special Shareholders' Meeting Proxy Statement filed with the Securities and Exchange Commission on February 4, 2000 on Form 14A.

Alfred I. duPont Testamentary Trust owns 58.5 percent of the Class B common stock, and the Nemours Foundation owns 10.7 percent of the Class A and 2.6 percent of the Class B common stock as of March 15, 2002. The holdings of the Trust, together with the holdings of Class A common stock and Class B common stock held by the Nemours Foundation, together equal 37.7 percent of the Company's outstanding common stock as of March 15, 2002.

St. Joe Company and affiliates continue to provide certain real estate services to the Company under existing service agreements, expiring in October 2003. These services include property management, development management and construction coordination and leasing services. Amounts paid to St. Joe and affiliates for these services in 2001, 2000 and 1999 were:

| Service | 2001 | 2000 | 1999 |
|---|---|---|---|
| (dollars in thousands) | | | |
| Asset Management Fees | - | 1,579 | 2,648 |
| Property Management Fees | 3,305 | 2,956 | 2,916 |
| Development Fees | 1,597 | 1,630 | 2,538 |
| Construction Coordination Fees & Leasing Commissions | 3,772 | 2,665 | 2,308 |
| Commissions on Real Estate Sales | 1,089 | 657 | 1,017 |

### 3. Summary of Significant Accounting Policies

***Principles of Consolidation***

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

***Revenue Recognition***

Railway Revenues: Rail revenue is recognized as freight moves from origin to destination.

Trucking Revenues: Revenue is recognized upon completion of transportation services at destination.

Realty Land Sales: Revenue is recognized upon closing of sales contracts for sale of land or upon settlement of legal proceedings such as condemnations.

Realty Rental Income: Revenue is recognized upon commencement of rental and lease contracts. The Company uses the straight-line basis for recording the revenues over the life of the lease contract.

Dark Fiber, Collocation and Bandwidth Revenues: Revenue is recognized beginning upon commencement of rental and service contracts. The Company uses the straight-line basis for recording the revenues over the life of the lease contract. Any advance payments called for in the lease agreement are deferred and included in deferred revenues. Revenue for credit risk customers is recognized upon collection of the related receivable.

Dark Fiber Swaps: No revenue is recognized on dark fiber swap transactions, which are treated as like kind exchanges. Historical "carryover basis" is reassigned to the fiber received.

Non-Like Kind Exchanges: The fair market value of goods received in non-like kind exchanges for dark fiber is compared to the historical net book basis of assets exchanged with any resulting gain included in deferred revenues and recognized as revenue on a straight-line basis over the life of the dark fiber lease contract.

***Bad Debt Reserves***

Bad debt reserves are recorded by management based upon the Company's various businesses' historical experience of bad debts to sales, analysis of accounts receivable aging, and specific identification of customers in financial distress; i.e., bankruptcy, poor payment record, etc. At December 31, 2001, consolidated bad debt reserve was $3.7 million versus $1.6 million at December 31, 2000. The increase in 2001 primarily relates to credit risk customers at EPIK and additional reserves at FLX.

***Materials and Supplies***

New materials and supplies are stated principally at average cost which is not in excess of replacement cost.

Used materials are stated at an amount which does not exceed estimated realizable value.

*Properties*

Railway and trucking properties are stated at historical cost and are depreciated and amortized on the straight-line method over the estimated useful lives. The Railway uses the mass asset method of accounting for fixed assets. The majority of road properties' depreciation is based on lives ranging from 10 to 40 years, and equipment properties on lives varying from 3 to 27.5 years. Gains and losses on normal retirements of these items are credited or charged to accumulated depreciation.

Real estate properties are stated at historical cost. Depreciation is computed using the straight-line method over estimated asset lives of 15 years for land improvements and 12 to 40 years for buildings and building improvements. Tenant improvements are depreciated over the term (1-15 years) of the related lease agreement for book purposes.

Telecommunications assets are stated at historical cost and depreciated on the straight-line method over their estimated asset lives of 40 years for certain buildings and 3-20 years for all other network assets. Materials considered excess to EPIK's capital build requirements identified at December 31, 2001 and held for disposal, were valued at expected disposal proceeds and were included in other current assets (see Note 4).

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate carrying value may not be recoverable. Recoverability is measured by comparison of the carrying amount to the undiscounted net cash flows expected to be generated by the asset (see Note 4).

The Company capitalizes interest during the construction of new facilities (e.g., buildings, network, etc.) and it is amortized over the life of the asset. During 2001 and 2000, $9.0 million and $0.6 million, respectively, of interest was capitalized.

***Earnings Per Share***

The diluted weighted-average number of shares includes the net shares that would be issued upon the exercise of "in the money" stock options using the treasury stock method.

***Cash and Cash Equivalents***

For purposes of cash flows, cash and cash equivalents include cash on hand, bank demand accounts, money market accounts and overnight repurchase agreements having original maturities of less than three months.

***Income Taxes***

The Company follows the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards (SFAS 109), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

***Joint Ventures***

The Company holds certain investments in four realty partnerships for the purpose of developing, leasing and managing real estate with an unaffiliated partner. The Company holds an undivided 50 percent equity ownership interest in each of these joint ventures and, accordingly, recognizes its pro rata share of partnership earnings (loss) each period under the equity method of accounting. The Company's recorded investment in these joint ventures was $27.4 million and $20.7 million at December 31, 2001 and 2000, respectively, and is recorded in other assets and deferred charges. The joint ventures carried no third party debt during the years ended December 31, 2001 and

2000.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual future results could differ from those estimates.

*Stock-Based Compensation*

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations in accounting for stock options. As such, compensation expenses would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. Compensation expenses for grants of restricted stock are recognized over the applicable vesting period.

*Comprehensive Income*

SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on available-for-sale securities and is presented in the consolidated statements of shareholders' equity and comprehensive income. SFAS No. 130 requires only additional disclosures in the consolidated financial statements. It does not affect the Company's financial position or results of operations.

*Reclassification*

Certain prior year amounts have been reclassified to conform to the current year's presentation.

*New Accounting Pronouncements*

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." This Statement, effective for fiscal years beginning after December 15, 2001, establishes standards for recognizing and measuring goodwill and other intangible assets. Management believes the adoption of this Statement will not affect the financial position or results of operations of the Company.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement, effective for fiscal years beginning after June 15, 2002, requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. The enterprise is also to record corresponding increase to the carrying amount of the long-lived asset. Management believes that this Statement will not have a material effect on the financial position or results of operations of the Company.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement, effective for fiscal years beginning after December 15, 2001, supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," and addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. Management believes that the adoption of this Statement will not have a material effect on the financial position or results of operations of the Company.

**4. Restructuring, Asset Impairment and Special Charges**

On November 14, 2001, the Company announced a restructuring plan to reduce ongoing operating expenses and capital requirements at its telecommunications subsidiary, EPIK, and a review of the carrying value of EPIK's telecommunications assets. The plan entailed refocusing EPIK's resources on growing revenues on its completed, lit Southeast telecommunications network and curtailing capital expenditures and operating expenses related to other growth activities. The plan and the review were both responses to reduced growth expectations in the telecommunications industry.

As a result of the restructuring plan, the Company has recorded pretax charges to operating expenses for restructuring and asset impairments of $110.2 million. The charge was comprised of $12.1 million of restructuring expenses and $98.1 million of asset write-downs.

The restructuring costs include $5.3 million in expenses related to terminating the employment of 105 management and other employees and $6.5 million in expenses relating to terminating certain collocation and commercial realty leases.

SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," governs accounting for potential impairment of long-lived constructed assets. SFAS 121 requires valuation of assets at the lowest level of asset groups with identifiable cash flows that are largely independent of the cash flows of other groups of assets. It is on this basis that EPIK's long-lived assets were divided into two groups: (i) Southeast Network Services and (ii) Excess Dark Fiber and Collocation. For those groups of assets whose carrying value exceeds their expected undiscounted future cash flows, an impairment charge is required. Impairment is measured as the excess of the net book value over the fair value of the assets.

The expected undiscounted future cash flows associated with Southeast Network Services asset group exceeded the related assets' carrying value and, accordingly, no impairment was recorded. With respect to the second long-lived asset group, Excess Dark Fiber and Collocation, the expected undiscounted future cash flows were less than the assets' carrying value and, accordingly, the assets were written down to the estimated present value of future cash flows expected to be received from the use of these assets, including income tax benefits from the abandonment of certain assets. This resulted in an asset impairment of $71.4 million.

In addition, the Company identified materials and equipment not yet placed into service that were excess to EPIK's needs given EPIK's refocused growth strategy and curtailed capital program. These assets had a cost basis that exceeded their fair value by $23.0 million. Fair value was determined on the basis of recent secondary market cash sales of similar materials and equipment in like circumstances. The fair market value of these materials, $7.3 million, was included in other current assets. EPIK plans to sell these materials during 2002.

During 2000, the Company's trucking subsidiary, FLX, incurred restructuring charges and other costs, including expenses associated with relocation of FLX's headquarters from Cincinnati, Ohio, to Jacksonville, Florida, as well as force reductions and severance payments, and the addition of new facilities and staff at the new headquarters. The costs and charges also included the restructuring of the existing terminal network, the opening of an additional terminal in Charlotte, North Carolina, and a charge for the impairment of goodwill associated with the original acquisition of FLX. The total amount of the pre-tax charges is $5.3 million.

Included in the charges was $3.1 million for the impairment of goodwill, $0.3 million for buyout of lease commitments on headquarters' and operational buildings abandoned in the reorganization, and employee severance costs of $0.1 million. The $3.1 million of goodwill was non-deductible for federal income tax purposes. Other costs included additional equipment lease cost of $0.9 million, recruiting, relocation and other costs of assembling the new management team of $0.4 million, costs of $0.1 million to consolidate information technology operations and systems to FECI's service provider, along with other miscellaneous costs of $0.4 million.

In 1999, the Company incurred special charges of approximately $8.2 million related to a work force reduction, including curtailment of a supplemental executive retirement plan first adopted in late 1998, and inventory reductions arising from a modification to the Company's inventory management practices.

## 5. Properties

Properties consist of:

| (dollars in thousands) | 2001 | 2000 |
|---|---|---|
| **FECR Properties:** | | |
| Road Equipment | 390,521 | 368,457 |
| Buildings | 1,436 | 1,436 |
| Equipment | 198,490 | 192,538 |
| Land and Land Improvements | 5,796 | 5,112 |
| Fiber | 3,200 | 3,200 |
| Construction in Progress | 59 | 3,959 |
| | 599,502 | 574,702 |
| Less Accumulated Depreciation | 240,141 | 230,450 |
| | 359,361 | 344,252 |
| **FLX Properties:** | | |
| Equipment | 2,641 | 1,424 |
| Buildings | 57 | - |
| Construction in Progress | 77 | - |
| | 2,775 | 1,424 |
| Less Accumulated Depreciation | 1,029 | 743 |
| | 1,746 | 681 |
| **EPIK Properties:*** | | |
| Equipment | 9,742 | 1,501 |
| Buildings | 21,012 | 1,860 |
| Land and Land Improvements | 257 | 177 |
| Network | 203,747 | 87,346 |
| Construction in Progress | 30,521 | 124,161 |
| | 265,279 | 215,045 |
| Less Accumulated Depreciation | 14,352 | 2,790 |
| | 250,927 | 212,255 |
| **Flagler Properties:** | | |
| Land and Land Improvements | 175,666 | 182,411 |
| Buildings | 331,597 | 286,303 |
| Construction in Progress | 25,981 | 23,006 |
| | 533,244 | 491,720 |
| Less Accumulated Depreciation | 86,575 | 68,206 |
| | 446,669 | 423,514 |
| **Corporate:** | | |
| Equipment | 12,211 | 11,965 |
| Construction in Progress | 302 | 588 |
| | 12,513 | 12,553 |
| Less Accumulated Depreciation | 6,317 | 3,972 |
| | 6,196 | 8,581 |

*Included in 2001 and 2000 amounts are $20.2 and $23.3 million, respectively, of assets (primarily fiber, uninstalled at the time of the exchange), which were obtained in exchange for the use under long-term agreements of installed dark fiber and collocation space.

Real estate properties, having a net book value of $309.4 million at December 31, 2001, are leased under non-cancelable operating leases with expected aggregate rental revenues of $258.9 million, which are due in years 2002-2006 in the amounts of $49.7, $42.8, $35.0, $30.3 and $23.3 million, respectively, and $77.8 million thereafter.

Telecommunications properties are committed under long-term agreements (which includes right-of-way leases) with customers who are to pay expected aggregate rentals of $196.9 million, which are due in years 2002-2006 in the amounts of $20.9, $17.8, $16.4, $14.9, $13.8 million, respectively, and $113.1 million thereafter.

## 6. Investments

The Company had no investments in securities at December 31, 2001. At December 31, 2000, the Company had available-for-sale investments in tax exempt and other debt securities of $12,942 and $1,304, respectively. These investments had a cost basis of $14,225. The related unrealized gain of $21 was recorded, net of tax, in accumulated other comprehensive income.

## 7. Income Taxes

Total income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999 was as follows:

| (dollars in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current: | | | |
| Federal | (5,381) | 13,039 | 20,306 |
| State | (694) | 2,403 | 3,496 |
| | (6,075) | 15,442 | 23,802 |
| Deferred: | | | |
| Federal | (30,880) | 1,681 | 1,150 |
| State | (1,474) | 135 | 279 |
| | (32,354) | 1,816 | 1,429 |
| Income Taxes | (38,429) | 17,258 | 25,231 |

Income tax expense for the period ended December 31, 2000 and 1999 excludes the tax effect of unrealized gains on available-for-sale securities of $121 and $526, respectively, which were reported in shareholders' equity.

Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the statutory federal income tax rate to pretax income as a result of the following:

| (dollars in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Amount computed at statutory federal rate | (34,935) | 15,055 | 23,104 |
| Effect of dividends received exclusion and tax-free interest | - | (1,206) | (1,188) |
| Effect of goodwill impairment and amortization exclusion | - | 1,213 | 152 |
| State taxes (net of federal benefit) | (3,526) | 1,520 | 2,333 |
| Other (net) | 32 | 676 | 830 |
| | (38,429) | 17,258 | 25,231 |

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are as follows:

| (dollars in thousands) | 2001 | 2000 |
|---|---|---|
| Deferred Tax Assets: | | |
| Allowance for doubtful accounts | 1,421 | 1,328 |
| Accrued casualty and other liabilities | 4,036 | 4,016 |
| Deferred revenue | 4,038 | - |
| Fair value adjustment on assets held-for-sale | 8,470 | - |
| Restructuring charges | 5,005 | - |
| Other | 18 | 415 |
| Total deferred tax asset | 22,988 | 5,759 |
| Deferred Tax Liabilities: | | |
| Properties, principally due to differences in depreciation & impairments | 82,543 | 101,716 |
| Deferred gain on land sales | 32,938 | 29,395 |
| Straight-line rent | 2,026 | 1,974 |
| Other | 5,884 | 5,431 |
| Total deferred tax liabilities | 123,391 | 138,516 |
| Net deferred tax liabilities | 100,403 | 132,757 |

There was no valuation allowance provided for deferred tax assets as of December 31, 2001 and 2000 as the Company believes the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Deferred tax assets of $3,270 and $3,413 at December 31, 2001 and 2000, respectively, were included in other current assets.

## 8. Segment Information

The Company follows Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 provides guidance for reporting information about operating segments and other geographic information based on a management approach. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. Under the provisions of SFAS 131, the Company has four reportable operating segments all within the same geographic area. These are the railway segment, trucking segment, realty segment, and the telecommunications segment.

The railway segment provides rail freight transportation along the east coast of Florida between Jacksonville and Miami. The trucking segment is operated by FLX, which provides truckload transportation for a wide range of general commodities primarily in the southeast United States. The realty segment is engaged in the development, leasing, management, operation and selected sale of commercial and industrial property. EPIK, based in Orlando, Florida, operates as a carriers' carrier, providing wholesale carrier services including bandwidth (private lines), wave services, Internet protocol services, collocation and dark fiber.

The Company's railway subsidiary generates revenues from leases to other telecommunications companies for the installation of fiber optic and other facilities on the railroad right-of-way, which are included in the telecommunications segment. Also, the railway subsidiary generates revenues and expenses from the rental, leasing, and sale of buildings and properties that are ancillary to the railroad's operations. These revenues and expenses are included in the realty segment.

The Company evaluates the railway and trucking segments' performance based on operating profit or loss from operations before other income and income taxes. Operating profit is operating revenue less directly traceable costs and expenses. The Company evaluates the realty segment based on EBITDA and operating profit. The Company evaluates the telecommunications segment's performance, specifically EPIK's, based on EBITDA and more broadly (i.e., the segment inclusive of right-of-way leases) by operating profit or loss. EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization.

Intersegment revenues for transactions between the railway and trucking segments are based on quoted rates, which are believed to approximate the cost that would have been incurred had similar services been obtained from an unrelated third party.

The Company's reportable segments are strategic business units that offer different products and services and that are managed separately.

**Information by industry segment follows:**

| (dollars in thousands)<br>OPERATING REVENUES | 2001 | 2000 | 1999 |
|---|---|---|---|
| Railway (a) | 160,720 | 164,844 | 164,899 |
| Trucking | 36,224 | 31,601 | 29,011 |
| Realty: | | | |
| Flagler Realty Rental and Services (b) | 63,034 | 54,196 | 48,179 |
| Flagler Realty Sales | 20,233 | 15,692 | 77,608 |
| Other Rental | 3,665 | 3,253 | 2,979 |
| Other Sales | 2,303 | 1,815 | 803 |
| Total Realty | 89,235 | 74,956 | 129,569 |
| Telecommunications: | | | |
| EPIK Communications | 11,504 | 3,393 | 160 |
| Right-of-way Leases | 6,666 | 6,984 | 5,271 |
| Total Telecommunications | 18,170 | 10,377 | 5,431 |
| Total Revenues (segment) | 304,349 | 281,778 | 328,910 |
| Intersegment Revenues | (5,506) | (5,502) | (5,023) |
| Total Revenues (consolidated) | 298,843 | 276,276 | 323,887 |
| **OPERATING PROFIT (LOSS)** | | | |
| Railway | 41,190 | 43,663 | ***34,529 |
| Trucking | (6,259) | **(8,151) | (1,212) |
| Realty | 25,967 | 20,957 | 34,740 |
| Telecommunications | *(151,622) | (14,240) | 1,887 |
| Corporate General & Administrative | (7,590) | (7,045) | (8,920) |
| Segment & Consolidated Operating Profit | (98,314) | 35,184 | 61,024 |
| Net Interest Income (Expense) | (4,177) | 2,834 | ***4,366 |
| Other Income | 2,676 | 4,998 | 620 |
| Income (Loss) before Taxes | (99,815) | 43,016 | 66,010 |
| Provision for income taxes | 38,429 | (17,258) | (25,231) |
| Net Income (Loss) | (61,386) | 25,758 | 40,779 |

*Restructuring costs and asset impairment charges of $110,209 are included in operating expenses for the year ended December 31, 2001.

**Restructuring and other costs of $5,282 are included in operating expenses for the year ended December 31, 2000.

***Special charges of $7,487 and $762 are included in operating expenses and other income, respectively, for the year ended December 31, 1999.

| (dollars in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Railroad EBITDA | 57,570 | 58,529 | 49,148 |
| **Realty EBITDA:** | | | |
| EBITDA from Flagler operating properties rents | 42,014 | 36,279 | 32,391 |
| EBITDA from real estate services | 768 | - | - |
| EBITDA (loss) from Flagler land rents/holding costs | (2,718) | (3,092) | (2,329) |
| Equity pickups on partnership rents | 948 | 78 | 110 |
| Less: unallocated corporate overhead | (6,338) | (5,895) | (4,046) |
| EBITDA from Flagler rental properties, net of overheads | 34,674 | 27,370 | 26,126 |
| EBITDA from Flagler real estate sales, net of overheads | 11,056 | 7,762 | 20,959 |
| Total EBITDA - Flagler | 45,730 | 35,132 | 47,085 |
| EBITDA from other rental | (68) | 2,857 | 2,671 |
| EBITDA from other real estate sales | 2,303 | 1,815 | 803 |
| Total EBITDA – real estate segment | 47,965 | 39,804 | 50,559 |
| **Telecom EBITDA:** | | | |
| EBITDA-EPIK | (146,531) | (18,649) | (3,120) |
| EBITDA-EPIK only, exc. restructuring and asset impairment | (36,322) | (18,649) | (3,120) |
| EBITDA-Telecommunications | (29,656) | (11,665) | 2,150 |
| **Identifiable Assets:** | | | |
| Transportation-Railway | 386,601 | 374,471 | 361,144 |
| Transportation-Trucking | 7,966 | 6,814 | 5,386 |
| Realty | 495,733 | 461,371 | 465,402 |
| Telecommunications | 268,906 | 219,157 | (3,346) |
| Corporate | 41,464 | 49,725 | 82,292 |
| | 1,200,670 | 1,111,538 | 910,878 |
| **Capital Expenditures:** | | | |
| Transportation-Railway | 32,576 | 31,992 | 24,834 |
| Transportation-Trucking | 1,710 | 616 | 101 |
| Realty | 56,845 | 61,982 | 72,477 |
| Telecommunications | 155,471 | 177,544 | 6,060 |
| Corporate | 548 | 1,543 | 6,588 |
| | 247,150 | 273,677 | 110,060 |
| **Depreciation & Amortization:** | | | |
| Transportation-Railway | 16,578 | 15,057 | 14,583 |
| Transportation-Trucking* | 335 | 3,652 | 639 |
| Realty | 22,145 | 18,462 | 15,499 |
| Telecommunications | 11,607 | 2,383 | 263 |
| Corporate | 2,803 | 2,176 | 1,846 |
| | 53,468 | 41,730 | 32,830 |

*Includes amortization of goodwill of $-0-, $3,465,000 and $469,000 for 2001, 2000 and 1999, respectively.

(a) Included intersegment revenues of $5,276, $5,358 and $4,699 for the years ended December 31, 2001, 2000 and 1999, respectively.

(b) Included intersegment revenues of $230, $144 and $324 for the years ended December 31, 2001, 2000 and 1999, respectively.

9. *Accrued Casualty and Other Liabilities*

The Company is a defendant and plaintiff in various lawsuits resulting from its operations. In the opinion of management, adequate provision has been made in the financial statements for the estimated liability, which may result from disposition of such matters. The Company maintains comprehensive liability insurance for bodily injury and property claims, but also maintains a significant self-insured retention for these exposures, particularly at the Railway.

The Company is subject to proceedings and consent decrees arising out of historic disposal of fuel and oil used in the transportation business. It is the Company's policy to accrue environmental cleanup costs when it is probable that a liability has been incurred and an amount can be reasonably estimated. As assessments and cleanups proceed, these accruals are reviewed and adjusted.

The Company is participating, together with several other potentially responsible parties (PRPs), in the remediation of a site in Jacksonville, Florida pursuant to an agreement with the United States Environmental Protection Agency (USEPA). The site previously accepted waste oil from many businesses. The Company has accrued its estimated share of the total estimated cleanup costs for the site. Based upon management's evaluation, the Company does not expect to incur additional amounts, even though the Company may have joint and several liability.

FECR is investigating sites where contaminants from historic railroad operations may have migrated off-site through the movement of groundwater or contaminated soil. FECR, if required as a result of the investigation, will develop an appropriate plan of remediation, with possible alternatives including natural attenuation and groundwater pumping and treatment. Historic railroad operations at the Company's main rail facilities have resulted in soil and groundwater impacts. In consultation with the Florida Department of Environmental Protection (FDEP), the Company operates and maintains groundwater treatment systems at its primary facilities.

FECR is one of several PRPs alleged to have contributed to the environmental contamination at and near the Miami International Airport. The allegations are contained in a lawsuit filed by Miami-Dade County but not officially served on the Railway. The Company does not currently possess sufficient information to reasonably estimate the amount of remediation liability, if any, it may have in regard to this matter. While the ultimate results of the claim against FECR cannot be predicted with certainty, based on information presently available, management does not expect that resolution of this matter will have a material adverse effect on the Company's financial position, liquidity or results of operation.

The Company monitors a small number of sites leased to others, or acquired by the Company or its subsidiaries. Based on management's ongoing review and monitoring of the sites, and the ability to seek contribution or indemnification from the PRPs, the Company does not expect to incur material additional costs, if any.

EPIK owns a site in Jacksonville, Florida at which field investigation indicates some contamination of soil and groundwater by petroleum products. EPIK is vigorously pursuing relief against PRPs, including a large petroleum and gasoline service company. Based on the information currently available, the Company does not believe the costs of remediation, even if borne by the Company, will be material.

It is difficult to quantify future environmental costs as many issues relate to actions by third parties or changes in environmental regulations. However, based on information presently available, management believes that the ultimate disposition of currently known matters will not have a material effect on the financial position, liquidity or results of operations of the Company.

EPIK is involved as a creditor in several bankruptcy proceedings involving certain of its customers.

10. *Retirement Plans*

The Company sponsors three 401(k) plans. Contributions are at the employee's discretion with upper limits of

10.0 percent of compensation before taxes, subject to maximum limits imposed by the IRS ($10,500 in 2001), and an additional contribution up to 10.0 percent of after-tax compensation, also subject to maximum limits imposed by the IRS. Total contributions in 2001, including the Company's match if any, were limited by IRS regulations to $30,000.

**401(k) Plan for Salaried Employees**

The amounts of matching contributions by the Company for this plan covering the years 2001, 2000 and 1999 were approximately $0.7 million, $0.4 million and $0.4 million, respectively. In accordance with the terms of the plan, the Company matched the employee's contributions $1.00 for $1.00 up to the first $1,200 contributed by the employee in 2001. For employee contributions in excess of $1,200, the Company matched $0.25 for every $1.00 in pretax employee contributions.

**401(k) Plan for Hourly Wage Employees and/or Employees Covered by Collective Bargaining Agreement**

This is a non-contributory plan that was instituted in April 1995.

**401(k) Plan for Florida Express Carriers, Inc.**

The Company matched employee contributions $0.25 for each $1.00 contributed up to contributions totaling 6.0 percent of employee's compensation in 2001. The amounts of the Company's matching contributions were approximately $15,700, $20,693 and $19,000 for 2001, 2000 and 1999, respectively.

**Pension Plan**

The Company adopted a non-funded defined benefit plan covering nine previous officers of the Company in 1998. The benefits are based on years of service and the employee's compensation during the five years before retirement. The Company curtailed this plan in 1999, causing no additional benefits to accrue to covered officers. At December 31, 2001 and 2000, accrued liabilities were $3.7 million and $3.8 million, respectively, related to the contract benefit obligation. The Company incurred benefit cost, primarily related to interest, of $0.4 million and $0.3 million in 2001 and 2000, respectively

## 11. Comprehensive Income

Comprehensive income (loss) is net income (loss) for the year plus the change in unrealized holding gains (losses) on available-for-sale securities, net of the related income tax benefits and reclassification adjustments. For the years ended December 31, 2001, 2000 and 1999, total comprehensive income (loss) was ($61,399), $25,454 and $39,879, respectively.

## 12. Stock-Based Compensation

The 1998 Stock Incentive Plan (the Plan), as amended, allows the Company to grant to employees and directors various stock awards, including stock options, which are granted at exercise prices not less than the fair market value at the date of grant and restricted stock. A maximum of 2.6 million shares was approved to be issued under the Plan. On December 31, 2001, options for 2,388,899 shares have been granted.

The stock options may be granted over a period not to exceed 10 years and generally vest from one to five years from the date of grant. The changes in outstanding options are as follows:

| | Shares under Option | Weighted-Average Exercise Price Per Share |
|---|---|---|
| Balance at December 31, 1998 | 651,872 | 29.807 |
| Granted | 531,100 | 32.277 |
| Exercised | (32,000) | 29.807 |
| Balance at December 31, 1999 | 1,150,972 | 30.959 |
| Granted | 436,470 | 40.190 |
| Exercised | (52,484) | 29.505 |
| Forfeited | (139,730) | 31.822 |
| Balance at December 31, 2000 | 1,395,228 | 33.214 |
| Granted | 760,105 | 25.064 |
| Exercised | (3,334) | 31.332 |
| Forfeited | (3,500) | 36.821 |
| Balance at December 31, 2001 | 2,148,499 | 30.338 |

Stock options outstanding and exercisable on December 31, 2001 are as follows:

| Range of Exercise Prices Per Share | Shares under Option | Weighted-Average Exercise Price Per Share | Weighted-Average Remaining Contractual Life in Years |
|---|---|---|---|
| Outstanding: | | | |
| 21.15-29.94 | 1,348,572 | 26.03 | 9.11 |
| 29.95-39.75 | 551,977 | 36.25 | 9.06 |
| 39.76-48.44 | 247,950 | 43.36 | 9.21 |
| | 2,148,499 | 30.34 | 9.11 |
| Exercisable: | | | |
| 21.15-29.94 | 457,781 | 28.79 | 9.07 |
| 29.95-39.75 | 257,993 | 35.20 | 9.18 |
| 39.76-48.44 | 108,753 | 43.86 | 9.21 |
| | 824,527 | 32.78 | 9.12 |

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for the Plan and, therefore, no compensation expense has been recognized for stock options issued under the Plan. For companies electing to continue the use of APB 25, SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma disclosures determined through the use of an option-pricing model as if the provisions of SFAS No. 123 had been adopted.

The weighted-average fair value at date of grant for options granted during 2001, 2000 and 1999 was estimated at $8.37, $19.30 and $22.34 per share, respectively. The fair value of the option grants was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Expected dividend yield | .37% | .28% | .31% |
| Expected volatility | 37% | 38% | 48% |
| Risk-free interest rate | 4.4% | 5.0% | 6.2% |
| Expected term in years | 3.8 | 6.3 | 6.3 |

If the Company had adopted the provisions of SFAS No. 123, reported net income and earnings per share would have been as follows:

| | 52 weeks ended 12/31/01 | 52 weeks ended 12/31/00 | 52 weeks ended 12/31/99 |
|---|---|---|---|
| Net Income (Loss) (in thousands) | (66,078) | 20,091 | 36,642 |
| Earnings Per Share: | | | |
| Basic | ($1.82) | $0.55 | $1.01 |
| Diluted | ($1.82) | $0.55 | $1.00 |

During 2001 and 2000, the Company also awarded 12,300 and 11,500 shares, respectively, of restricted stock under the Plan, with a weighted-average fair value at the date of grant of $30.53 and $38.27, respectively, per share. Substantially all of these restricted shares vest ratably over five years of continued employment. Compensation expense related to this award was $663,000 and $304,000 for 2001 and 2000, respectively.

**13. Quarterly Financial Data (Unaudited)**
(dollars in thousands, except per share amounts)

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | Dec. 31 | Sept. 30 | June 30 | Mar. 31 | Dec. 31 | Sept. 30 | June 30 | Mar. 31 |
| Operating Revenues | 75,761 | 74,934 | 80,249 | 67,899 | 75,673 | 70,145 | 65,299 | 65,159 |
| Operating Expenses | 186,415 | 70,766 | 76,291 | 63,685 | 68,112 | 65,564 | 54,497 | 52,919 |
| Net Interest Income (Expense) | (3,070) | (1,468) | 502 | (141) | 338 | 746 | 563 | 1,187 |
| Other Income | 1,178 | 471 | 364 | 663 | 1,749 | 496 | (65) | 2,818 |
| Net Income | (69,088) | 1,968 | 2,864 | 2,870 | 5,787 | 2,099 | 7,033 | 10,839 |
| Diluted Net Income Per Share | ($1.90) | $0.05 | $0.08 | $0.08 | $0.16 | $0.06 | $0.19 | $0.29 |

**14. Other Income**
(dollars in thousands)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Dividend Income | - | 2,581 | 1,072 |
| Pipe & Wire Crossings/Signboards | 2,265 | 1,577 | 1,189 |
| Gain (Loss) on Investments | 47 | (438) | (1,517) |
| Other (net) | 364 | 1,278 | (124) |
| | 2,676 | 4,998 | 620 |

15. Debt and Other Commitments

In September 2001, Flagler issued $87 million of mortgage notes due October 1, 2008. At December 31, 2001, approximately $86.9 million was outstanding on these notes. The notes are collateralized by buildings and properties having a carrying value at December 31, 2001 of approximately $94 million, net of accumulated depreciation of $21 million. Blended interest and principal repayments on the notes are payable monthly based on a fixed 6.95 percent weighted-average interest rate on the outstanding principal amount of the mortgage notes and a thirty-year amortization period. The net proceeds were used to repay existing indebtedness under the Company's revolving credit facility.

In June 2001, Flagler issued $160 million of mortgage notes due July 2011. At December 31, 2001, $159.3 million was outstanding on these notes. The notes are collateralized by buildings and properties having a carrying value at December 31, 2001 of approximately $139 million, net of accumulated depreciation of $51 million. Blended interest and principal repayments on the notes are payable monthly based on a fixed 7.39 percent weighted-average interest rate on the outstanding principal amount of the mortgage notes and a thirty-year amortization period. The net proceeds were used to repay existing indebtedness under the Company's revolving credit facility.

The annual maturities of long-term debt at December 31, 2001, excluding outstanding borrowing under the Company's revolving credit agreement, are as follows:

| Year | Amount |
|---|---|
| 2002 | $2,457,000 |
| 2003 | 2,652,000 |
| 2004 | 2,844,000 |
| 2005 | 3,057,000 |
| 2006 | 3,285,000 |
| Thereafter | 231,946,000 |

The Company has a $300 million revolving credit agreement with certain financial institutions, for which the Company presently pays (quarterly) commitment fees, as applicable under the agreement, at a range of 20-50 basis points. The borrowings under the credit agreement are secured by the capital securities of FECR, FLX and the Class A shares of EPIK. The Company's revolving credit agreement contains various covenants which, among other things, require the maintenance of certain financial ratios related to fixed charge coverage and maximum leverage; establish minimum levels of net worth; establish limitations on indebtedness, certain types of payments, including dividends, liens and investments; and limit the use of proceeds of asset sales. Some of the above covenants provide specific exclusion of EPIK's financial results, as well as exclusion of certain financing and investing activities at Flagler. Borrowings under the credit agreement bear interest at variable rates linked to the LIBOR Index. Interest on borrowings is due and payable on the "rollover date" for each draw. Outstanding borrowings can be paid at any time by the borrower, or at the conclusion of the facility's term (March 31, 2004). At December 31, 2001, there were $39 million of direct borrowings outstanding under the facility at an average interest rate of approximately 2.75 percent. Such borrowings would be payable in year 2004 unless the agreement was extended.

The Company is obligated under several non-cancelable operating leases covering its facilities and equipment. The lease terms are from 4 to 7 years. Future minimum payments under the leases are as follows:

| Year | Amount |
|---|---|
| 2002 | $14,200,000 |
| 2003 | 15,831,000 |
| 2004 | 11,889,000 |
| 2005 | 11,910,000 |
| 2006 | 9,076,000 |
| Thereafter | 159,571,000 |

At December 31, 2001, the Company had commitments for letters of credit outstanding in the amount of $12.6 million, primarily as collateral on certain real estate properties.

The fair value of the Company's mortgage notes and revolving credit agreement are estimated based on current rates available to the Company for debt of the same remaining maturities. At December 31, 2001, the Company considers the carrying value of the mortgage notes and its revolving credit agreement to be a reasonable estimation of their fair value.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

# PART III

## ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information set forth under the captions "Election of Directors-Nominees," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Employment Agreements," in the Company's definitive Proxy Statement for 2002 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the Proxy Statement), containing the information required by this Item 10 is incorporated herein by reference.

## ITEM 11. EXECUTIVE COMPENSATION

The information set forth under the captions "Compensation Committee Report," "Compensation of Executive Officers," "Option Grants in Last Fiscal Year," "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values," "Executive Employment Agreements," "Change in Control Agreements," "Compensation of Directors," and "Performance Graph" in the Proxy Statement contains the information required in this Item 11 and is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement contains the information required in this Item 12 and is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Certain Relationships and Related Transactions" in the Proxy Statement contains the information required in this Item 13 and is incorporated herein by reference.

## PART IV

### ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULE AND REPORTS ON FORM 8-K

(a) 1. Financial Statements

The financial statements and schedules listed in the accompanying Index to Financial Statements and Financial Statement Schedule are filed as part of this Report.

2. Exhibits

The Exhibits listed on the accompanying Index to Exhibits are filed as part of this Report.

(b) Reports on Form 8-K

1. The Registrant furnished information under Item 9 on Form 8-K on February 14, 2001, reporting information the Registrant elected to disclose through Form 8-K pursuant to Regulation FD. The information concerned a presentation to be made by Mr. Robert W. Anestis, Chairman, President and Chief Executive Officer of Florida East Coast Industries, Inc. at the Deutsche Banc Alex Brown Global Transportation Conference, held February 14-16, 2001 at the Ritz Carlton, Naples, Florida.

FLORIDA EAST COAST INDUSTRIES, INC.

INDEX TO FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULE
[ITEM 14(a)]



All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

Financial statements and schedules of FECI (not consolidated) are omitted since it is primarily a holding company and all subsidiaries included in the consolidated financial statements being filed, in the aggregate, do not have minority equity interests and/or indebtedness to any person other than the Company or its consolidated subsidiaries in amounts which together exceed five percent of the total assets as shown by the consolidated balance sheet at the end of any year covered by this Report.

FLORIDA EAST COAST INDUSTRIES, INC.

INDEX TO EXHIBITS
(ITEM 13[a] 3.)

*Amended and Restated Articles of Incorporation and Amended and Restated By-Laws of the Registrant, incorporated by reference to Appendices D and E, respectively, to the definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on February 4, 2000 (Registration No. 001-08728).

**These documents filed on Form 10-K with the Securities and Exchange Commission on March 30, 2001 and March 26, 2002.

***These documents filed on Form 10-Q with the Securities and Exchange Commission on August 14, 2001 and November 8, 2001.

****These documents filed on Form 10-K with the Securities and Exchange Commission on March 26, 2002.

*****This document filed on Form 10-Q with the Securities and Exchange Commission on November 8, 2001.

#Stock Purchase Rights and Rights Agreement, incorporated by reference to Exhibit 1 to Florida East Coast Industries, Inc.'s Registration Statement on Form 8A, filed with the Securities and Exchange Commission on October 4, 2000.

##Distribution and Recapitalization Agreement, incorporated by reference to Appendix A to the definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on February 4, 2000 (Registration No. 001-08728).

###Shareholders' Agreement, incorporated by reference to Appendix C to the definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on February 4, 2000 (Registration No. 001-08728).

## SIGNATURES

*Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the* Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on March 15, 2002.

FLORIDA EAST COAST INDUSTRIES, INC.
(Registrant)

By: ______________________________
Richard G. Smith, Executive Vice President
and Chief Financial Officer

______________________________
Mark A. Leininger
Vice President and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated:

R.W. Anestis*
R.W. Anestis, Chairman, President, Chief Executive Officer and Director

Heidi J. Eddins*
Heidi J. Eddins, Executive Vice President, General Counsel and Secretary

R.S. Ellwood*
R.S. Ellwood, Director

J.N. Fairbanks*
J.N. Fairbanks, Director

D.M. Foster*
D.M. Foster, Director

A.C. Harper*
A.C. Harper, Director

A. Henriques*
A. Henriques, Director

G.H. Lamphere*
G.H. Lamphere, Director

J. Nemec*
J. Nemec, Director

H.H. Peyton*
H.H. Peyton, Director

W.L. Thornton*
W.L. Thornton, Director

Date: March 15, 2002

**Such signature has been affixed pursuant to Power of Attorney.*

21. Listing of parent and subsidiaries wholly owned, unless otherwise noted, by Florida East Coast Industries, Inc. as of December 31, 2001:

| Name of Subsidiary | State of Incorporation/Organization |
|---|---|
| Florida East Coast Railway, L.L.C. | Florida |
| Railroad Track Construction Corporation (100% owned by Florida East Coast Railway) | Florida |
| Florida East Coast Deliveries, Inc. (100% owned by Florida East Coast Railway) | Florida |
| Flagler Development Company | Florida |
| Gran Central – Deerwood North, L.L.C. (100% owned by Flagler Development Company) | Delaware |
| Florida Express Carriers, Inc. | Florida |
| Florida Express Logistics, Inc. (100% owned by Florida Express Carriers, Inc.) | Florida |
| EPIK Communications Incorporated (100% common stock owned by Florida East Coast Industries; 100% preferred stock owned by Florida East Coast Railway) | Delaware |
| EPIK Leasing Company (100% owned by EPIK Communications Incorporated) | Delaware |

# POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that each of the undersigned Directors of Florida East Coast Industries, Inc., a Florida corporation ("Corporation"), which is about to file with the Securities and Exchange Commission, Washington, D.C. 20549, under the provisions of the Securities Exchange Act of 1934, as amended, a Report on Form 10-K for the fiscal year ended December 31, 2001, hereby constitutes and appoints R.W. Anestis and Heidi J. Eddins as his true and lawful attorneys-in-fact and agent, and each of them with full power to act, without the other in his stead, in any and all capacities, to sign the 2001 Report of Florida East Coast Industries, Inc., on Form 10-K and to file on behalf of the Corporation such Report and amendments with all exhibits thereto, and any and all other information and documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agent, and each of them, full power and authority to do and perform any and all acts and things requisite and ratifying and confirming all that each said attorneys-in-fact and agent or any one of them, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands on the date indicated below:

R.W. Anestis, Chairman, President, Chief Executive Officer and Director

Heidi J. Eddins, Executive Vice President, General Counsel and Secretary

R.S. Ellwood, Director

J.N. Fairbanks, Director

D.M. Foster, Director

A.C. Harper, Director

A.C. Henriques, Director

G.H. Lamphere, Director

J. Nemec, Director

H.H. Peyton, Director

W.L.Thornton, Director

Date: March 15, 2002

FLORIDA EAST COAST INDUSTRIES, INC.
SCHEDULE III (CONSOLIDATED) – REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2001, 2000 and 1999
(dollars in thousands)

| | Initial Cost to Company | | Carried at Close of Period | | | | | |
|---|---|---|---|---|---|---|---|---|
| Description | Land | Costs Capitalized Subsequent to Acquisition | Land & Land Improvements | Buildings and Improvements | Total | Accumulated Depreciation | Date Capitalized or Acquired | Depreciable Life Used in Calculation in Latest Income Statement |
| Duval County | | | | | | | | |
| Office Building | 1,713 | 125,009 | 19,504 | 107,218 | 126,722 | 24,896 | 1985 | 3 to 40 years |
| Office/Showroom/Warehouses | 362 | 41,051 | 5,974 | 35,439 | 41,413 | 12,531 | 1987 | 3 to 40 years |
| Office/Warehouses | 332 | 11,438 | 3,834 | 7,936 | 11,770 | 2,618 | 1994 | 3 to 40 years |
| Front Load Warehouse | 19 | 3,080 | 347 | 2,752 | 3,099 | 542 | 1998 | 3 to 40 years |
| Rail Warehouse | 18 | 2,885 | 326 | 2,577 | 2,903 | 535 | 1998 | 3 to 40 years |
| Land w/Infrastructure | 1,493 | 12,945 | 13,558 | 880 | 14,438 | 2,222 | Various | 3 to 40 years |
| Unimproved Land & Misc. Assets | 6,126 | 290 | 6,416 | - | 6,416 | - | 1998 | 3 to 40 years |
| St. Johns County | | | | | | | | |
| Unimproved Land | 801 | 3,282 | 4,083 | - | 4,083 | 4 | various | 15 years |
| Flagler County | | | | | | | | |
| Unimproved Land | 997 | 3,512 | 4,509 | - | 4,509 | 11 | various | 15 years |
| Volusia County | | | | | | | | |
| Unimproved Land | 1,606 | 3,807 | 5,413 | - | 5,413 | 31 | various | 15 years |
| Brevard County | | | | | | | | |
| Unimproved Land | 4,014 | 7,363 | 11,377 | - | 11,377 | - | various | 15 years |
| Indian River County | | | | | | | | |
| Unimproved Land | 1 | - | 1 | - | 1 | - | various | 15 years |
| St. Lucie County | | | | | | | | |
| Unimproved Land | 398 | 245 | 643 | - | 643 | - | various | 15 years |
| Martin County | | | | | | | | |
| Land w/ Infrastructure | 390 | 2,949 | 3,339 | - | 3,339 | 391 | various | 15 years |
| Unimproved Land | 1 | - | 1 | - | 1 | - | various | 15 years |
| Okeechobee County | | | | | | | | |
| Unimproved Land | 2 | - | 2 | - | 2 | - | various | 15 years |
| Putnam County | | | | | | | | |
| Unimproved Land | 2 | - | 2 | - | 2 | - | various | 15 years |
| Palm Beach County | | | | | | | | |
| Unimproved Land | 125 | 48 | 173 | - | 173 | - | various | 15 years |
| Broward County | | | | | | | | |
| Rail Warehouse | 26 | 2,776 | 26 | 2,776 | 2,802 | 9 | 1986 | 3 to 40 years |
| Land w/ Infrastructure | 1,289 | - | 1,289 | - | 1,289 | - | 1992 | 3 to 40 years |
| Unimproved Land | 3,171 | 6,156 | 9,327 | - | 9,327 | - | various | 3 to 40 years |
| Manatee County | | | | | | | | |
| Unimproved Land | 72 | 1 | 73 | - | 73 | - | various | 15 years |

## FLORIDA EAST COAST INDUSTRIES, INC.
## SCHEDULE III (CONSOLIDATED) – REAL ESTATE AND ACCUMULATED DEPRECIATION
## DECEMBER 31, 2001, 2000 and 1999
(dollars in thousands)

| | Initial Cost to Company | | Carried at Close of Period | | | | | |
|---|---|---|---|---|---|---|---|---|
| Description | Land | Costs Capitalized Subsequent to Acquisition | Land & Land Improvements | Buildings and Improvements | Total | Accumulated Depreciation | Date Capitalized or Acquired | Depreciable Life Used in Calculation in Latest Income Statement |
| Dade County | | | | | | | | |
| Double Front Load Warehouse | 727 | 6,607 | 2,058 | 5,276 | 7,334 | 2,211 | 1993 | 3 to 40 years |
| Rail Warehouses | 1,373 | 13,127 | 3,908 | 10,592 | 14,500 | 4,456 | 1988 | 3 to 40 years |
| Office/Showroom/Warehouses | 1,744 | 19,280 | 5,827 | 15,197 | 21,024 | 7,202 | 1988 | 3 to 40 years |
| Office Building | 840 | 8,486 | 841 | 8,485 | 9,326 | 696 | 2000 | 3 to 40 years |
| Office/Warehouses | 3,456 | 41,383 | 9,052 | 35,787 | 44,839 | 7,595 | 1990 | 3 to 40 years |
| Front Load Warehouses | 3,089 | 24,624 | 8,773 | 18,940 | 27,713 | 7,757 | 1991 | 3 to 40 years |
| Office/Service Center | 254 | 3,057 | 899 | 2,412 | 3,311 | 817 | 1994 | 3 to 40 years |
| Transit Warehouse | 347 | 5,026 | 527 | 4,846 | 5,373 | 460 | various | 3 to 40 years |
| Land w/Infrastructure | 9,079 | 12,138 | 20,426 | 791 | 21,217 | 2,311 | various | 3 to 40 years |
| Unimproved Land & Misc. Assets | 5,071 | 11,972 | 17,043 | - | 17,043 | 2 | various | 3 to 40 years |
| Orange County | | | | | | | | |
| Office Building | 367 | 57,979 | 5,421 | 52,925 | 58,346 | 6,483 | 1998 | 3 to 40 years |
| Office/Showroom/Warehouses | 195 | 20,905 | 18,220 | 2,880 | 21,100 | 2,958 | 1998 | 3 to 40 years |
| Land w/Infrastructure | 130 | 1,797 | 1,818 | 109 | 1,927 | 110 | 1995 | 3 to 40 years |
| Unimproved Land & Misc. Assets | 9,367 | 7,560 | 16,927 | - | 16,927 | - | 1999 | 3 to 40 years |
| TOTALS | 58,997 | 460,778 | 201,957 | 317,818 | 519,775 | 86,848 | | |

Notes:

(A) The aggregate cost of real estate owned at December 31, 2001 for federal income tax purposes is approximately $434,223.

(B) Reconciliation of real estate owned (dollars in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Balance at Beginning of Year | 477,299 | 427,448 | 418,502 |
| Amounts Capitalized | 55,955 | 64,633 | 73,761 |
| Amounts Retired or Adjusted | (13,479) | (14,782) | (64,815) |
| Balance at Close of Period | 519,775 | 477,299 | 427,448 |

*(C) Reconciliation of accumulated depreciation (dollars in thousands):*

| | | | |
|---|---|---|---|
| Balance at Beginning of Year | 68,647 | 52,770 | 51,987 |
| Depreciation Expense | 19,670 | 16,028 | 14,064 |
| Amounts Retired or Adjusted | (1,469) | (151) | (13,281) |
| Balance at Close of Period | 86,848 | 68,647 | 52,770 |

Exhibit 23

Independent Auditors' Consent

The Board of Directors
Florida East Coast Industries, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-53144) on Form S-8 of Florida East Coast Industries, Inc. of our report dated February 8, 2002, relating to the consolidated balance sheets of Florida East Coast Industries, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the three years ended December 31, 2001, and the related schedule, which report appears in the December 31, 2001 Annual Report on Form 10-K of Florida East Coast Industries, Inc.

KPMG LLP

Jacksonville, Florida
March 26, 2002

FLORIDA EAST COAST INDUSTRIES, INC.

EXECUTIVE OFFICES ONE MALAGA STREET ST. AUGUSTINE, FLORIDA 320

**www.feci.com**